     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1998
                                             REGISTRATION STATEMENT NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            POINTCAST INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              7372                            77-0315081
    (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                ---------------
                               501 MACARA AVENUE
                              SUNNYVALE, CA 94086
                                (408) 990-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------
                                DAVID W. DORMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CHAIRMAN OF THE BOARD
                            POINTCAST INCORPORATED,
                               501 MACARA AVENUE
                              SUNNYVALE, CA 94086
                                (408) 990-7000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:
        LARRY W. SONSINI, ESQ.                 SCOTT C. DETTMER, ESQ.
        JUDITH M. O'BRIEN, ESQ.                 BENNETT L. YEE, ESQ.
       DONNA M. PETKANICS, ESQ.                JONATHAN J. NOBLE, ESQ.
        BRUCE M. MCNAMARA, ESQ.               GUNDERSON DETTMER STOUGH
   WILSON SONSINI GOODRICH & ROSATI     VILLENEUVE FRANKLIN & HACHIGIAN, LLP
       PROFESSIONAL CORPORATION                155 CONSTITUTION DRIVE
          650 PAGE MILL ROAD                    MENLO PARK, CA 94025
          PALO ALTO, CA 94304                      (650) 321-2400
            (650) 493-9300

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
 TITLE OF EACH CLASS OF        AMOUNT       PROPOSED MAXIMUM  PROPOSED  MAXIMUM
    SECURITIES TO BE            TO BE        OFFERING PRICE       AGGREGATE         AMOUNT OF
       REGISTERED           REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2) REGISTRATION FEE
------------------------------------------------------------------------------------------------
Common Stock, $0.001 par
 value.................   4,312,500 shares       $12.00          $51,750,000       $15,266.25
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Includes 562,500 shares issuable upon exercise of an option granted by the Company to the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457.

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, dated May 14, 1998

PROSPECTUS

                                3,750,000 SHARES
                             POINTCAST INCORPORATED
                                  COMMON STOCK

                                 -------------

  All of the shares of Common Stock offered hereby are being sold by PointCast Incorporated ("PointCast" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "PCST."

                                 -------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                 -------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  NOR ANY  STATE  SECURITIES COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
       REPRESENTATION   TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                       UNDERWRITING
                                           PRICE TO   DISCOUNTS AND  PROCEEDS TO
                                            PUBLIC    COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share...............................    $             $            $
--------------------------------------------------------------------------------
Total(3)................................  $             $            $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $850,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 562,500 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about      , 1998.

                                 -------------

LEHMAN BROTHERS
                       BT ALEX. BROWN
                                                  BANCAMERICA ROBERTSON STEPHENS

       , 1998

Inside Front Cover of the Prospectus

The PointCast Network broadcasts news from approximately 700 sources, including: AccuWeather, Advertising Age, American Banker, American Medical Association, Associated Press, Aviation Week, Boston Globe, Business Wire, Chicago Tribune, CMPnet, CNN Interactive, CNNfn, Edgar Online, Fortune, Government Executive, Hoovers Online, International Mass Retail Association, Johns Hopkins Health News, Los Angeles Times, Money, Morningstar, National Association of Realtors, New York Times, Reuters, Standard & Poor's ComStock, Telecommunications Reports International, Wall Street Journal Interactive Edition, Washington Post, Zacks Investment Research, Zdnet

PointCast is partnering with vertical market leaders to provide content in the following industries: Aerospace - EDS, Automotive -- EDS, Banking and Finance -- KPMG, Consumer Markets -- KPMG, Federal Government -- BTG, Healthcare -- IntelliHealth and Perot Systems, Insurance -- KPMG, Real Estate -- RealSelect and Real Estate On-line, State and Local Government -- Ambac Connect, Telecommunications -- Coopers & Lybrand, Utilities/Energy -- Coopers & Lybrand

The PointCast Network Broadcasts Personalized News to Business consumers' PC Screens

(Picture of the ChannelViewer displaying the CNN channel)

(Picture of the ChannelViewer displaying the Wall Street Journal channel)

(Picture of the ChannelViewer displaying the Corporate Banking channel)

(Picture of the ChannelViewer displaying the Weather channel)

(Picture of the ChannelViewer displaying the New York Times channel)
The PointCast Network's SmartScreen technology replaces traditional screensavers with news broadcast directly to viewers' idle computer screens. The Corporate Banking Channel is expected to be released in June 1998.

(Picture of the ChannelViewer displaying the Company's channel)
With the click of a mouse, viewers receive personalized in-depth coverage in the PointCast Channel Viewer.

(Picture of the ticker)
The PointCast Network's scrolling ticker displays timely stock quotes, weather forecasts, news headlines, and other information.



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING EFFECTING SYNDICATE COVERING TRANSACTIONS, INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK, OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Since the PointCast Network's launch in 1996, the Company has won more than 75 industry awards and honors.

(Pictures of eight of the awards won by the Company)

The PointCast Network Enables Advertisers to Reach the Elusive Business
Consumer.
(Picture of the Company's ChannelViewer with an enlargement of the advertising window displaying an advertisement for Mercedes-Benz)

PointCast's innovative ad model enables advertisers to access the attractive and hard-to-reach business consumer audience with engaging, 30-second animated commercials.

Advertisers representing a wide range of products - from automotive and consumer goods to personal finance and technology - have successfully utilized the innovative properties of PointCast's advertising medium to build brand awareness and generate sales.

(Picture of the ChannelViewer with an enlargement of the advertising window displaying an advertisement for Visa)

Select Advertising Customers

Consumer/Travel/Automotive: Avis, Boise Office Products, BMW,
Colgate-Palmolive, Continental Airlines, InteliHealth, Kodak, Korean Air, Land Rover, Mercedes Benz, Pfizer, Procter & Gamble, Saturn, Levi Strauss & Company (Slates), Toyota

Financial: American Express, Ameritrade, Charles Schwab, DLJ Direct, The Dreyfus Corporation, E*Trade, Fidelity Investments, First Chicago, Founders Funds, NationsBank, Northwestern Mutual Life Insurance Company, Quick & Reilly, The Vanguard Group, VISA, Wells Fargo

Technology/Telecommunications: 3Com/US Robotics, Compaq Works, Comp USA, Computer Associates, Gateway 2000, Hewlett-Packard, IBM, Intel, MCI, Microsoft, Nortel, Oracle, SAP, Texas Instruments, Toshiba

An Exceptionally Affluent and Influential Audience
(Chart)
Average Age: 39 years
Average Household Income: $109,080
College Degree or Greater: 69%
Management: 44%
Professional/Technical: 41%
Purchased Online: 63%

Source: IntelliQuest, Inc., November 1997 PointCast Viewer Survey of 4,065 respondents between September 22, 1997 and October 14, 1997.

(Picture of the Company's ticker)

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise noted, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to (i) the conversion of all outstanding shares of Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock") of the Company into Common Stock, which will occur upon the completion of this offering, and the conversion of all outstanding Warrants to purchase Preferred Stock into warrants to purchase Common Stock, (ii) a reincorporation of the Company into Delaware and (iii) a two-for-three reverse stock split of all issued and outstanding Common Stock that will be effected pursuant to the reincorporation into Delaware prior to the effectiveness of this offering. See "Capitalization" and "Description of Capital Stock."

                                  THE COMPANY

  PointCast is the leading broadcaster of personalized news and information to business consumers over the Internet and corporate intranets. The PointCast Network automatically appears whenever the computer is idle, replacing a screensaver with a constant stream of useful, personalized news and information. Viewers can effortlessly absorb headlines, stock quotes and other personalized news on screen or in the scrolling ticker, and can click on any headline to obtain in-depth information. The PointCast Network consists of four principal components: (i) general and business content; (ii) the PointCast Central Broadcast Facility, which receives, translates and transmits content;
(iii) the PointCast Network Client that resides on a viewer's PC; and (iv) the PointCast Intranet Broadcast Solution, a suite of free software tools. The PointCast Network is a free, advertising-supported service that has been specifically designed to meet the needs of business consumers, corporations and advertisers.

  PointCast aggregates content from approximately 700 news and information sources globally, including Associated Press, CNN, The New York Times and The Wall Street Journal Interactive Edition. The Company also offers in-depth vertical market information through relationships with leading industry partners, such as Ambac Connect, Inc., Coopers & Lybrand L.L.P., Electronic Data Systems Corporation and KPMG Peat Marwick LLP. The Company believes it is the largest aggregator of general, business, vertical market and local newspaper content on the Internet. Through its Central Broadcast Facility, the Company broadcasts approximately 450 million news and information items to viewers on a daily basis.

  New trends are affecting how and where people access and absorb news and information. Business professionals are shifting their news consumption from home to the office, where speed, timeliness and efficiency are key requirements for the media they use. At the same time, new technologies like cellular telephones, fax machines and pagers are accelerating the pace of business and enabling people to work where and when they need to, from home, office and in transit. These technologies are blurring the line between personal and professional activities. As a result, people are increasingly making purchase decisions in the work environment and business people are emerging as "business consumers."

  The growth of the Internet and corporate intranets is accelerating this fundamental change in business media consumption, making the desktop PC increasingly a focal point for news and information delivery. As business consumers move online for news and information, advertisers are looking for better ways to communicate with this audience and are beginning to allocate advertising dollars to the Internet. Online advertising is expected to grow from an estimated $940 million in 1997 to $5.8 billion in 2001, according to Jupiter Communications. Business consumers are a desirable advertising audience due to their affluence and acquisitiveness as consumers and their influence over business-to-business purchase decisions. In 1997, the Leading National Advertisers/Publishers Information Bureau reported that the value of advertising placements totaled $1.9 billion in the four leading business publications--Business Week, Forbes, Fortune and The Wall Street Journal--whose circulations range from approximately 766,000 to 1.8 million.

  The Company's strategy is to provide advertisers with a highly effective and efficient vehicle to reach a premium business audience in the work environment, where previously they have been hard to reach through traditional media. The PointCast Network employs a client/server-based advertising model that provides advertisers with more complete audience data, larger and richer advertising units and more detailed advertising statistics than current leading web sites, as well as the ability to target specific audiences. Advertising opportunities on the PointCast Network currently consist of 30-second animated commercials, a variety of SmartScreen, ticker and content sponsorships and banner advertisements. Representative companies that advertised on the PointCast Network during 1997 include Avis Rent A Car, Inc., Charles Schwab & Co., Inc., Fidelity Investments Institutional Services Company, Inc., Hewlett-Packard Company, Levi Strauss & Company, MCI Communications Corporation, Daimler-Benz North America Corp., Microsoft Corporation, The Procter & Gamble Company and Wells Fargo & Company. The Company had an average of approximately 1.2 million active viewers worldwide in the first quarter of 1998. Based on independent survey data, the Company believes its viewers are well educated, affluent individuals who are likely to purchase products and services online. In addition, the Company believes its viewers use its service more days per month and more minutes per day than the typical visitor to leading Web sites, based on the Company's own usage data and ongoing metering studies conducted by Media Metrix.

  An important part of the Company's strategy is to capitalize on its high rate of historical viewer registration, which has ranged between 850,000 and 1,000,000 registrations per quarter throughout 1997 and the first quarter of 1998. The Company has experienced a low retention rate during the initial 90 days after registration and has conducted extensive market research, which it believes identifies the causes. According to a survey conducted by the Company approximately two-thirds of respondents indicated they left the PointCast Network for specific performance reasons related to the PointCast Network Client. Based on its research, the Company intends to release a new version of the PointCast Network Client in the second half of 1998, which is designed to improve performance in order to increase viewer retention.

  The Company believes corporate acceptance is a significant factor in increasing viewership and has invested substantially in creating a unique value proposition for corporations. The Company's strategy is to offer its free PointCast Intranet Broadcast Solution and employ multiple distribution channels to promote its deployment within corporations. The PointCast Intranet Broadcast Solution is designed to motivate corporate-wide adoption by providing efficient network management, enabling control of content on employee desktops, and integrating internal company news broadcasts. Since the introduction of the PointCast Intranet Broadcast Solution in January 1998, more than 40 corporations have deployed at least 500 desktops utilizing the PointCast Intranet Broadcast Solution, including American International Life Assurance Company of New York, BankAmerica Corporation, E.I. du Pont de Nemours and Company, MCI Communications Corporation, Monsanto Company, Northrop Grumman and The Procter & Gamble Company. In addition to a direct enterprise marketing team, there are more than 60 Solution Partners/VAR organizations that have been trained and certified to install and deploy the PointCast Intranet Broadcast Solution in their own client accounts. The enterprise marketing team also works closely with the Company's partners in vertical markets to capture enterprise accounts.

  The Company has financed its operations to date through private equity investments from media and technology companies, as well as financial investors. These investors include Adobe Systems, Inc., Asahi Shimbun, Benchmark Capital, Cendant Corporation, Gannett Media Technologies International, Knight-Ridder, Inc., KPMG Peat Marwick LLP, Merrill, Pickard, Anderson & Eyre, Mohr, Davidow Ventures, SOFTBANK Holdings, Inc. and Times Mirror.

  The Company was incorporated in California in 1992 as PED Software Corporation. The Company changed its name to PointCast Incorporated in 1995 and will reincorporate in Delaware in 1998. The Company's web site can be found at http://www.pointcast.com. Information contained in the Company's web site shall not be deemed to be a part of this Prospectus. The Company's principal executive office is located at 501 Macara Avenue, Sunnyvale, CA 94086, and its telephone number at that location is (408) 990-7000.

                                ----------------

  PointCast is a registered trademark of the Company. The Company has also applied for registration of the following trademarks: PointCast Network, SmartScreen, EntryPoint and the Company's logo. This Prospectus also includes product names and other trade names and trademarks of the Company and of other organizations.

                                  THE OFFERING

Common Stock offered...................   3,750,000 shares
Common Stock to be outstanding after
 the offering..........................  21,337,112 shares(1)
Use of proceeds........................  For general corporate purposes, including working capital and capital
                                         expenditures and expansion of sales
                                         capabilities and marketing efforts. See
                                         "Use of Proceeds."
Proposed Nasdaq National Market symbol.  PCST

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA

                                                                       THREE MONTHS
                                                                           ENDED
                                YEARS ENDED DECEMBER 31,                 MARCH 31,
                         -------------------------------------------  ----------------
                         1993    1994     1995      1996      1997     1997     1998
                         -----  -------  -------  --------  --------  -------  -------
                                  (in thousands, except per share data)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Revenue................ $ 146  $   816  $   765  $  5,199  $ 17,993  $ 2,967  $ 5,106
 Gross profit...........   127      603      756     2,573    10,595    1,926    2,579
 Total operating
  expenses(2)...........   342    1,779    5,006    18,375    40,528    8,428    9,189
 Loss from operations...  (215)  (1,176)  (4,250)  (15,802)  (29,933)  (6,502)  (6,610)
 Net loss...............  (215)  (1,059)  (4,221)  (15,134)  (29,111)  (6,238)  (6,395)

                                                     MARCH 31, 1998
                                          -------------------------------------
                                           ACTUAL   PRO FORMA(3) AS ADJUSTED(4)
                                          --------  ------------ --------------
                                                     (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
 Cash, cash equivalents and short-term
  investments............................ $ 19,066    $ 19,066      $ 56,579
 Working capital.........................    9,243       9,243        46,756
 Total assets............................   32,800      32,800        70,313
 Long-term obligations...................    2,679       2,679         2,679
 Mandatorily redeemable securities.......   72,240          --            --
 Stockholders' (deficit) equity..........  (58,119)     14,121        51,634

--------
(1) As of March 31, 1998. Excludes: (i) 936,370 shares of the Company's Common Stock reserved for issuance pursuant to warrants at a weighted average exercise price of $12.41 per share, (ii) 4,720,160 shares subject to outstanding options at March 31, 1998 and (iii) 2,927,018 shares reserved for issuance under the Company's 1994 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. Subsequent to March 31, 1998, options to purchase 471,846 shares were exercised at a weighted average exercise price of $1.69 per share and the Company granted additional options to purchase an aggregate of 746,094 shares of Common Stock under the 1994 Stock Plan at a weighted average exercise price of $7.66 per share. See "Management--Stock Plans," "Certain Transactions," "Description of Capital Stock" and Notes 6, 8 and 11 of Notes to Consolidated Financial Statements.

(2) Total operating expenses include non-recurring and non-cash stock compensation expense and amortization of warrants aggregating $562,000 and $6,059,000 for the years ended December 31, 1996 and 1997, respectively, and $459,000 and $696,000 for the three months ended March 31, 1997 and 1998. There were no such expenses for the years ended December 31, 1993, 1994 and 1995.

(3) Pro forma to reflect the assumed conversion of all outstanding shares of Preferred Stock into 11,775,560 shares of Common Stock upon the completion of this offering and conversion of warrants to purchase 701,756 shares of Preferred Stock into warrants to purchase 701,756 shares of Common Stock.

(4) As adjusted to reflect the sale of the 3,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the receipt of net proceeds therefrom. Assumes no exercise of the Underwriters' over-allotment option. See "Use of Proceeds,"
    "Capitalization" and "Underwriting."

                                 RISK FACTORS

  Prospective investors should consider carefully the following risk factors, in addition to the other information contained in this Prospectus concerning the Company and its business, before purchasing the shares of Common Stock offered hereby. Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the anticipated growth in the market for Internet advertising and the belief of the Company as to its future operating performance and other statements contained in this Prospectus that are not historical facts, are "forward-looking" statements within the meaning of the U.S. federal securities laws. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth herein and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

  History of Net Losses; Accumulated Deficit; Expected Future Net Losses. The Company has incurred net losses since its inception in July 1992. The Company incurred net losses of $4.2 million, $15.1 million, $29.1 million and $6.4 million in fiscal 1995, 1996, 1997 and for the three months ended March 31, 1998, respectively. As of March 31, 1998, the Company had an accumulated deficit of $56.8 million. In addition, the Company did not recognize revenue relating to the PointCast Network until February 1996. Accordingly, the Company has a history of net losses and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited histories of generating revenue from their core services, particularly companies in the new and rapidly evolving markets for the Internet and Internet services, including the Internet advertising market. To increase revenue, the Company must, among other things, enhance performance of the PointCast Network by further developing and upgrading its technology, significantly grow and increase retention of its viewing audience, effectively develop new relationships and maintain existing relationships with its advertising customers, particularly advertisers who have historically relied on traditional media for advertising, their advertising agencies and other third parties, obtain widespread acceptance of enterprise-wide deployment of the PointCast Network, maintain and form new relationships with third-party content providers and media partners, obtain, aggregate and distribute original and compelling content to Internet users, increase PointCast brand awareness, successfully expand international operations, respond to competitive developments and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be able to successfully address these and other risks and increase revenue, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company does not expect significant growth, if any, in revenue for at least the next two quarters, and the Company expects to incur increased net losses for at least the next two quarters and significant net losses for the foreseeable future. There can be no assurance that revenue from advertisers or other sources will not decline in the future or that the Company's net losses will not continue to increase in the future or that the Company will ever achieve or maintain profitability. The Company intends to substantially increase its operating expenses in order to increase brand awareness, increase its sales and marketing operations and continue to expand internationally. The Company also expects its operating expenses to increase as a result of the costs associated with becoming a public company. The Company expects its costs of revenue to increase due to increased costs of data transmission, content acquisition and international expansion. To the extent that revenue does not grow at anticipated rates, the Company would be unable to decrease operating expense levels quickly enough to offset the lack of growth in revenue. In such event, the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Need to Retain and Increase Viewer Base. The Company's advertising revenue is based primarily on the size and demographics of the Company's viewer base and the Company's future success depends in part upon the Company's ability to retain and increase the number of active viewers, particularly among business consumers. The Company had an average of approximately 1.2 million active viewers worldwide in the first quarter of 1998. Although the Company received between 850,000 and 1,000,000 registrations per quarter during the last five fiscal quarters, the Company's active viewer base has been relatively flat during this period. A substantial majority of the attrition occurs during the initial 90 days after registration. After conducting surveys of former viewers to identify the issues underlying the attrition rate, the Company believes that the high rate of attrition during the first 90 days of viewer use is due to a variety of factors, including poor performance and stability issues with the PointCast Network Client. The Company released version 2.5 of the PointCast Network Client in May 1998 to begin addressing some of these problems and expects to release version 2.6 in the second half of 1998 to address additional specific performance and stability issues. There can be no assurance that these and future versions of the PointCast Network Client will adequately resolve these performance, stability and other software problems or that the Company will be successful in increasing its number of active viewers, including by reducing viewer attrition. The failure by the Company to reduce attrition levels and increase its installed viewer base would have a material adverse effect on the Company's ability to increase advertising revenues which would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Need to Improve Performance and Stability of the PointCast Network Client; New Product Development and Technological Change."

  In addition, the format of the PointCast Network represents a paradigm shift from active Internet exploration to passive information consumption, and there can be no assurance that viewers accustomed to active Internet exploration will widely accept passive information consumption. If the Company is unable to obtain widespread viewer acceptance of passive information consumption, it will be unable to retain and increase the number of active viewers possessing demographic characteristics attractive to advertisers. In such event, advertising revenues would likely decline and the Company's business, financial condition and results of operations would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Need to Improve Performance and Stability of the PointCast Network Client; New Product Development and Technological Change. The Company has a high viewer attrition rate during the initial 90 days after registration, which the Company believes is due to poor performance of the PointCast Network Client, including high usage of certain operating system resources, lengthy update times, connection and downloading problems and other stability issues. A key element of the Company's strategy to increase and retain its viewer base is to improve the performance and stability of the PointCast Network through the introduction and release of enhancements and upgrades to its PointCast Network Client. The Company has recently released version 2.5 of its PointCast Network Client to begin to address certain stability issues. In addition, the Company is currently developing version 2.6, which it expects to be commercially released in the second half of 1998. Version 2.6 is being developed to address specific performance and stability issues, in particular to redesign the PointCast Network's animation engine to reduce its consumption of the graphical display interface resources on a PC. There can be no assurance that the Company will not experience difficulties that could prevent the successful rollout of version 2.5 or that could delay or prevent the successful development, introduction and rollout of version 2.6, that versions 2.5 and 2.6 will provide the technological improvements the Company expects, that these versions will adequately meet viewer requirements or that they will gain widespread market acceptance. Furthermore, there is no assurance that during the rollout periods for both versions 2.5 and 2.6 the Company will not continue to experience significant viewer attrition. If the Company were to incur delays in the introduction of these products, or if these products do not provide the improvements expected or do not gain widespread market acceptance, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business--PointCast Viewership."

  The Company's success will depend on its ability to continue to enhance the PointCast Network Client, including the addition of features, functions and channels, and to continue to develop and introduce, on a timely and cost-effective basis, new versions of the PointCast Network Client that keep pace with technological developments, address increasingly sophisticated customer requirements and resolve any future performance problems with the PointCast Network Client. The markets for the Company's product offerings are characterized by rapidly changing technology and frequent new product and service offerings. The introduction of new technologies can render existing products and services obsolete or unmarketable. In addition, changes in firewall and other security applications could prevent or impair the Company's ability to receive information from its viewers, including important demographic information for the Company's advertising customers. The research, development and marketing of enhancements to the PointCast Network, including the addition of features, functions and channels, can be time consuming and require considerable resources. In order to add new features and enhancements to the PointCast Network Client, the Company has in the past and may in the future enter into partnering, development and/or marketing agreements with third parties who pay certain fees to the Company. There can be no assurance that the Company will be successful in identifying, developing and marketing enhancements, including the addition of new channels that respond to technological changes or problems, or meet the Company's or third-party requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of product enhancements with new features, functionality or channels or new products, or that its product enhancements and new products will adequately meet viewer requirements and achieve widespread market acceptance. Any failure to meet, or delay in meeting performance requirements the Company is contractually obligated to provide could result in claims for liability. In addition, the Company's business, financial condition and operating results could be materially adversely affected should the Company incur delays in developing and releasing enhancements or new versions of the PointCast Network Client or if such enhancements or new versions do not gain widespread market acceptance. See "Business--PointCast Viewership" and "Business--Central Broadcast Facility and Technology."

  Potential Fluctuations in Quarterly Operating Results; Seasonality. The Company's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include the number, timing and performance of upgrades and enhancements to the PointCast Network, the addition or loss of viewers using the PointCast Network, the addition or loss of advertisers, the demographics of the installed base of viewers, demand for and market acceptance of Internet advertising, seasonal trends in Internet usage and advertising placements, advertisers' budgeting cycles, the commitment of advertising budgets to Internet advertising, changes in pricing models for Internet advertising, the loss of one or more third-party content providers, technical difficulties or Central Broadcast Facility downtime, capacity constraints of the Central Broadcast Facility, the amount and timing of costs relating to the expansion of the Company's Internet operations and the scaling of the PointCast Network infrastructure, introduction of or improvements in competing products or services, price competition or pricing changes in the industry, the level of use of the Internet and general economic conditions. Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  In addition, the Company has been, and expects in the future to be, subject to seasonal fluctuations in the amount of Internet advertising revenue, as advertisers have historically spent more during the fourth calendar quarter of each year and less during the first calendar quarter of each year. Additional seasonal patterns in Internet advertising spending and other seasonal fluctuations may emerge as the market matures. Due to all of the foregoing factors, it is possible that in some future quarters the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results of Operations."

  Dependence on Advertising Revenue and Cancelable Advertising
Contracts. Since the launch of the PointCast Network, the Company has primarily derived its revenues from the sale of advertisements. In 1997 and the first quarter of 1998, advertising revenue represented 87% and 96%, respectively, of the Company's total revenue. The Company expects that advertising revenue will account for substantially all of its revenue for the foreseeable future. The Company's ability to increase its advertising revenue and inventory of advertisements is a function of several factors, including the ability of the Company to retain and increase the number of active viewers of the PointCast Network, the amount of usage of the PointCast Network by such viewers and the level of advertising rates charged. Advertising revenues are recognized in the period the advertisement is displayed, provided no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "billable deliveries," a measurement of the number of times an advertisement is delivered to viewers of the PointCast Network. To the extent billable delivery guarantees are met, the Company recognizes revenue and invoices the advertiser for the billable deliveries provided or, if an amount has been invoiced in excess of the billable deliveries provided, the Company defers recognition of the corresponding revenue until minimum billable delivery guarantees are satisfied. In addition, the Company may be committed to "make good" or provide additional billable deliveries, which may adversely affect the availability of advertising inventory. The Company's expense levels are based in part on its expectations concerning future revenue and to a large extent are fixed. Quarterly revenues and operating results depend substantially upon the advertising revenues received within the quarter, which are difficult to forecast accurately. Accordingly, the cancellation or deferral of a small number of advertising contracts could have a material adverse effect on the Company's business, results of operations or financial condition.

  Advertisements delivered by the Company are typically sold pursuant to purchase order agreements which can be cancelled by the customer at any time on two weeks notice. Consequently, the Company's advertising customers may change or cancel their advertising expenditures, move their advertising to competing Internet sites, or from the Internet to traditional media, quickly and with minimal penalty, thereby increasing the Company's exposure to competitive pressures and fluctuations in revenue and operating results. In selling Internet advertising, the Company also depends to a significant extent on advertising agencies, which exercise substantial control over the placement of advertisements for the Company's existing and potential advertising customers. There can be no assurance that current advertisers will continue to purchase advertising from the Company or that the Company will be able to attract additional advertisers. If the Company loses advertising customers, fails to attract new customers or is forced to reduce advertising rates in order to retain or attract customers, the Company's business, financial condition and results of operations will be materially adversely affected. See "Business--Advertising on the PointCast Network."

  The Company received 8% and 11% of its total advertising revenue from TransCosmos Incorporated ("TransCosmos") in the three months ended December 31, 1997 and March 31, 1998, respectively. TransCosmos is the holder of approximately 2% of the Company's outstanding capital stock (prior to this offering). The Company expects advertising revenue from TransCosmos to account for less than 10% of the Company's total advertising revenue for fiscal 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Developing Internet Advertising Market; Unproven Acceptance and Effectiveness of Internet Advertising. The market for Internet advertising has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Since the Company expects to derive substantially all of its revenues in the foreseeable future from Internet advertising, the future success of the Company is highly dependent on the increased use of the Internet as an advertising medium. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. Most of the Company's current or potential advertising customers have limited or no experience using the Internet as an advertising medium, have not devoted a significant portion of their advertising expenditures to Internet advertising and may not find Internet advertising to be effective for promoting their products and services relative to advertising on traditional media. Also, certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by viewers, may have a material adverse effect upon the viability of advertising on the Internet. In addition, the Company's advertising model is based in substantial part on the Company's ability to attract advertisers who have historically relied upon traditional media for advertising. This will require such advertisers to accept the Internet as a viable advertising medium. There can be no assurance that the market for Internet advertising will continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, or if advertisers who rely on traditional media do not accept the Internet as an advertising medium, the Company's business, results of operations and financial condition would be materially and adversely affected.

  A majority of the advertisements placed on the Internet today are banner advertisements. The Company's advertising model and future revenue, are based in substantial part on its advertising customers' use of highly interactive, animated advertisements sometimes called intermercials or commercials. The cost per advertisement is substantially higher for an intermercial than a banner advertisement and intermercials are substantially more expensive and time consuming to create. There can be no assurance that the Company's advertising customers will consider the Company's commercials to be more effective than other less expensive forms of Internet advertisements, such as banners, or that the Company's advertising customers will be willing to spend the time and money to create such advertisements. The failure to achieve widespread acceptance of the intermercial could result in flat or reduced advertising revenue, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  There are no widely accepted standards for the measurement of the effectiveness of Internet advertising, and there can be no assurance that such standards will develop sufficiently to support Internet advertising as a significant advertising medium. In addition, there also can be no assurance that advertisers will accept the Company's or other third-party measurements of the effectiveness of the Company's advertisements or that such measurements will not contain errors. In addition, the effectiveness of Internet advertising is dependent upon the accuracy of information contained in the databases used to target advertisements to particular viewers. Like any database, there can be no assurance that the information in the Company's database will be accurate or that advertisers will be willing to have advertisements targeted by any database containing such potential inaccuracies.

  Acceptance of Corporate-Wide Deployment of the PointCast Network. The Company's PointCast Network broadcasts news and information to viewers primarily in the work environment. Some companies have prohibited their employees from using the PointCast Network because of the adverse impact that large numbers of PointCast Network viewers within those companies have had on local area network performance. The Company has addressed and continues to address the system performance and reliability issues of the PointCast Network through the release of improvements and enhancements to the PointCast Network Client. However, there can be no assurance that such enhancements or improvements will not prevent companies from prohibiting the use of the PointCast Network by their employees, which would have a material adverse effect on the Company's business, financial condition and operating results. See "--Need to Improve Performance and Stability of the PointCast Network Client; New Product Development and Technological Change."

  The Company believes that corporate-wide adoption of the PointCast Network is a key element in the Company's strategy to increase its viewer base. In order to implement this strategy, the Company must obtain the support of corporate information technology departments, corporate librarians, corporate communications departments, as well as company management that the deployment of the PointCast Network within company local area networks is a useful addition to the corporate intranet and not as a distraction to their employees. There can be no assurance that the Company will be able to do so. The Company recently began delivery of its Intranet Broadcast Solution in January 1998, which is designed to both alleviate network congestion problems that may be caused by the PointCast Network and to allow managers of corporate intranets to broadcast content tailored to employees and thereby reduce resistance to PointCast Network deployment. There can be no assurance, however, that such tools will work as planned or that the Company will be able to convince the various corporate constituencies to use the tools or to adopt the PointCast Network as an intranet broadcast system. If the Company fails to convince company management and the other corporate constituencies to support the PointCast Network, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business-- Strategy."

  Intense Competition. The market for Internet content and information services and Internet advertising is new and rapidly evolving, and competition for viewers and advertisers is intense and is expected to increase significantly in the future. The Company competes for viewers with many other Internet content and service providers, including Web directories, search engines, shareware archives, sites that offer original editorial content, commercial online services and sites maintained by Internet service providers, as well as thousands of Internet sites operated by individuals and government and educational institutions. These competitors include subscription services such as Bloomberg L.P. ("Bloomberg"), Dow Jones & Company Inc. ("Dow Jones Telerate"), NewsEdge Corporation ("NewsEdge"), Reuters America Holdings, Inc. ("Reuters Limited"),

The Wall Street Journal Interactive and other business-oriented internet sites, as well as free information, search and content sites or services, such as America Online, Inc. ("AOL"), CNet, Inc. ("CNet"), CNN/Time Warner, Inc.("CNN/TimeWarner"), Excite, Inc., Infoseek Corporation ("Infoseek"), Lycos, Inc. ("Lycos"), Netscape Communications Corporation ("Netscape") and Yahoo! Inc. ("Yahoo!"), some of whom, such as CNN/Time Warner, Inc., may also provide content to the PointCast Network. The Company believes that the principal competitive factors in attracting Internet viewers include the quality of presentation, the PointCast Network Client performance and the relevance, timeliness, depth and breadth of information and services offered by the Company. The Company also competes with many companies for advertisers, including those companies with whom the Company competes for viewers as well as traditional forms of media such as newspapers, magazines, radio and television. The Company believes that the principal competitive factors in attracting advertisers include the number of viewers of the PointCast Network, the demographics of the Company's viewers, the Company's ability to deliver focused advertising through the PointCast Network and the overall cost-effectiveness and value of advertising offered by the Company. The Company also believes that companies with access to large installed bases of end users through the telecommunications infrastructure are potential competitors of the PointCast Network. Such potential competitors could include regional Bell operating companies, cable television companies, long-distance telephone service providers and large content publishers.

  The Company currently has an agreement with Microsoft Corporation ("Microsoft") pursuant to which Microsoft includes the PointCast Network on its Active Desktop product. This agreement is scheduled to expire in September 1998. Currently, the Company is not receiving a significant number of new viewer registrations as a result of this agreement and the Company does not expect Microsoft to renew the agreement. Although the Company is not aware of any plan by Microsoft to develop any directly competing product or service, Microsoft has a vastly greater installed user base and vastly greater financial, research and development, marketing, sales and distribution resources than the Company. The announcement or introduction by Microsoft of a directly competitive product could have an immediate, material adverse affect on the Company's business, financial condition and operating results. There is no provision in the Company's agreement with Microsoft which would prohibit Microsoft from competing with the Company.

  The Company expects competition to persist and intensify and the number of competitors to increase significantly in the future. Many of the Company's current competitors have significantly greater financial, editorial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships with advertisers and advertising agencies than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract viewers and advertisers than the Company. In addition, although the Company believes that it currently collects more data regarding its viewer profiles than its competitors, other companies are currently collecting, or have announced their intention to collect, more detailed viewer profile information. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition and operating results. See "Business--Competition."

  Dependence on Intellectual Property Rights; Risks of Infringement; Potential Patent Claims. The Company regards its intellectual property as critical to its success, and the Company relies on patent, trademark, copyright and trade secret laws in the United States and other jurisdictions to protect its proprietary rights. The Company has been issued one patent, has filed nine patent applications with the United States Patent and Trademark Office and has filed one patent application in three foreign jurisdictions to protect certain aspects of its technology. The Company pursues the protection of its trademarks by applying to register the trademarks in the United States and (based upon anticipated use) internationally, and is the owner of a registration for the PointCast trademark. There can be no assurance that any of the Company's pending or future patent or trademark applications will be granted or approved. In addition, there can be no assurance that the Company's current patent and trademarks or any future patents or trademarks will not be successfully challenged by others or invalidated or narrowed through the administrative process or litigation. Patent, trademark, copyright and trade secret protection may not be available or enforceable in every country in which the Company's products are distributed or made available. In addition, the Company seeks to protect its proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others. There can be no assurance that such agreements will provide adequate protection for the Company's proprietary rights in the event of any unauthorized use or disclosure, that employees of the Company, consultants, advisors or others will maintain the confidentiality of such proprietary information or that such proprietary information will not otherwise become known, or be independently developed, by competitors or others.

  Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within the industry. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's proprietary rights. Policing unauthorized use of the Company's proprietary technology and other intellectual property rights could entail significant expenses and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford the Company little or no effective protection of its intellectual property. Any such infringement or misappropriation, should it occur, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there can be no assurance that third parties will not bring claims of patent, copyright or trademark infringement or claims of trade secret misappropriation against the Company. The Company anticipates an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Any claims of infringement or misappropriation, with or without merit, could be time consuming to defend, result in costly litigation, divert the Company's resources, require the Company to enter into costly royalty or licensing arrangements, if available, or prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results. There can be no assurance that the Company would be able to enter into arrangements with such third parties on commercially reasonable terms allowing the Company to continue to use such patented technology or trademarks.

  From time to time, the Company receives notices that its products and services may infringe the intellectual property rights of others. In 1995, Unisys Corporation ("Unisys") announced its intention to require the payment of royalties for the use of compression technology associated with the popular Graphics Interchange Format ("GIF"). In March 1998 the Company received a letter from Unisys stating that it holds a patent (the "Welch" patent) on certain data compression/decompression technology that it claims is applicable to the graphics incorporated in GIF file format in certain of the content and advertising delivered on the PointCast Network. The Company is currently reviewing the matter with its patent counsel in order to determine the scope of the claims in the Welch patent and to determine its response to Unisys' request that the Company license the Welch patent. The Company could incur additional expense and liability if the Company enters into a license with Unisys under the Welch patent or if the Company becomes involved in litigation with Unisys relating to the Welch patent. There is no assurance the Company would prevail in such litigation. If the Company's incorporation of GIF files in the content and advertising distributed on the PointCast Network is found to be within the scope of the Welch patent, the Company could incur liability and related expense resulting from such infringement. The assertion of these patent rights by Unisys, if successful, could result in additional expense to the Company should it decide to utilize a different graphics file format for the content and advertising distributed on the PointCast Network. There can be no assurance that the Company's products or services are not subject to the Welch patent.

  In March 1997, the Company received a letter from Wang Corporation ("Wang"), stating that Wang was interested in licensing a portion of its patent portfolio to PointCast or other interested parties involved in Internet-related technology. The Company reviewed the proffered patents with its patent counsel and has informed Wang that the Company is not interested in pursuing a purchase or license agreement at this time. Wang filed a lawsuit alleging patent infringement regarding some or all of the profferred patents against Netscape and AOL. In May 1998, this lawsuit was dismissed on summary judgment. There can be no assurance that Wang's lawsuit against

Netscape and AOL will not be reinstated on appeal, or that Wang will not assert claims against the Company, notwithstanding the Company's belief that its products do not infringe the profferred Wang patents.

  In April 1997 the Company received a letter from Charles Hill & Associates stating that the operation of the PointCast Network infringes one or more claims of a patent which relates to updating an electronic product catalog across a network. After reviewing the patent, the Company's patent counsel concluded that the PointCast Network does not infringe any of the claims of the patent.

  There can be no assurance that infringement claims, or claims for indemnification resulting from infringement claims, based upon the foregoing or upon future claims will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third-party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on commercially reasonable terms or at all. See "Business-- Intellectual Property."

  Need to Continue to Obtain Compelling Content; Reliance on Third-Party Content Providers. The Company's future success depends in part upon the Company's ability to deliver original and compelling content through the PointCast Network to attract viewers with demographic characteristics valuable to the Company's advertising customers. There can be no assurance that the Company's existing and future content sources will continue to provide content, that such content will be original and compelling, that such sources will not seek to charge the Company a significant fee for the supply of such content, that they will not enter into similar arrangements with or provide similar content to the Company's competitors, that they will continue their relationship with the Company, or that they will not establish their own services to compete against the Company for advertising revenue. Termination of one or more of the Company's current significant content provider agreements would decrease the availability of information which the Company can offer its customers and could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, if the Company's costs with respect to obtaining such content significantly increase, the Company's business, results of operations and financial condition could be materially adversely affected. The Company relies on certain of its content providers and business partners to develop and provide industry-specific content for one or more PointCast Industry Insider channels. The agreements with such content providers and business partners generally have a one to two year term. Termination or nonrenewal of one or more of the Company's agreements with these parties could result in suspension of one or more of the Company vertical market channels, loss of content and termination of running advertising units on such channel, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The content on certain of the Company's broadcast channels is currently controlled by the Company's sponsors for those channels. Therefore, in certain cases the Company has no contractual relationship with the actual content providers. If the agreements between the Company's sponsors and the content providers are inadequate, or the relationship between the sponsor and the content provider is terminated, supply to such content could be terminated and the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--The PointCast Network Offerings."

  Risk of System Failure. The continuing and uninterrupted performance of the PointCast Network is critical to the success of the Company's business. Any system failure that causes interruptions in the Company's ability to broadcast to its viewers, including failures that affect the ability of the Company to deliver advertisements without significant delay to the viewer, could reduce viewer satisfaction and, if sustained or repeated, would reduce the attractiveness of the PointCast Network to advertisers and viewers, which could have a material adverse effect on the Company's business, financial condition and results of operations. If there is a sudden increase in viewership that exceeds the PointCast Network's capacity, there will be a degradation in system performance. There are also many other risks attendant to the PointCast Network, including, without limitation, network shutdowns and outages, whether caused by natural disaster, human interference or mistake, unannounced or unexpected changes in transmission protocols or other technology or content format changes by content providers. The Company and its Internet access providers on occasion have had network outages and it is reasonable to expect that additional such outages will occur in the future. Pursuant to an agreement with Electronic Data Systems Corporation ("EDS"), EDS maintains a back-up facility in Plano, Texas, which replicates a portion of the functionality of the Central Broadcast Facility. There can be no assurance, however, that simultaneous outages would not occur at both the Sunnyvale and Plano facilities. Currently, there is no automated method to monitor the Company's servers. If one or more of the Company's servers were to experience errors in transmission, shutdowns or outages and such errors, shutdowns or outages were not detected in a timely manner, the Company's ability to broadcast content updates to is viewers could be materially adversely affected.

  In addition, third-party content from PointCast's various content providers flows into the Company's Central Broadcast Facility via satellite, the Internet and leased lines, with secondary delivery methods in place as back-up for the most important data sources, where it is reconfigured and sent out to the Company's viewers for periodic updates. Currently, other than the most important data sources, the Company has no backup capability with respect to the collection of third-party content and does not expect to have fully operational backup capability until the first quarter of 1999, if ever. If the Central Broadcast Facility were to experience a shutdown or outage, the Company would be unable to feed content updates to its viewers, which, if sustained or repeated, could result in the loss of viewers and reduce the attractiveness of the PointCast Network to advertisers, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Central Broadcast Facility and Technology."

  Risks Associated with International Expansion. In August 1997, the Company launched its PointCast Network in Japan. A key component of the Company's strategy is to continue to expand its international operations and international sales and marketing efforts. The Company is still in the early stages of launching its PointCast Network in Japan. The Company needs to continue to develop third-party relationships with content providers, advertisers and distributors in Japan and other countries in order for its international expansion efforts to be successful. To date, the Company has limited experience in developing localized versions of its PointCast Network and in marketing, selling and distributing its PointCast Network internationally. There can be no assurance that the Company will be able to successfully market, sell and deliver its products in these markets. In Japan, the Company is relying on its business partner for conducting operations, establishing local networks and coordinating sales and marketing efforts and the Company expects to enter into similar partnering arrangements for other international markets. The Company's success in such markets will be directly dependent on the success of its business partners in such activities. No assurance can be given that such business partners will be successful or that such business partners will dedicate sufficient resources to the business relationship. The failure of the Company's business partners to successfully establish operations and sales and marketing efforts in such markets could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, there are certain material risks inherent in doing business in international markets, such as unexpected changes in regulatory requirements, export restrictions, export controls relating to encryption technology, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. Furthermore, the telecommunications infrastructure in much of the rest of the world is undeveloped and therefore typically has less bandwidth, higher cost and poor reliability, which could significantly hamper the Company's efforts to distribute the PointCast Network abroad, any of which could have a material adverse effect on the success of the Company's international operations and, consequently, on the Company's business, financial condition and results of operations.

  Management of Growth; Dependence on and Need to Recruit and Retain Key Management and Technical Personnel; Recent Additions to Senior Management. The Company has experienced rapid growth in its operations and the Company anticipates that significant growth of its operations may continue for the foreseeable future. This rapid growth has placed, and is expected to continue to place, a strain on the Company's management and its operational and financial resources. The Company has grown from 57 employees as of January 1, 1996 to 267 employees as of March 31, 1998. In 1997, the Company added a number of key managerial and technical employees including a new Chief Executive Officer and a new Chief Financial Officer. In addition, the Company recently experienced a transition in senior management of its advertising sales organization. In addition, improving the PointCast Network Client's performance is critical to the success of the Company and the Company is currently seeking to hire a Senior Vice President of Engineering. Competition for such personnel is intense and there can be no assurance the Company will be able to hire such personnel on a timely basis. In order to effectively manage the Company, these new members of senior management must be integrated into the Company. The increase in the number of employees and the Company's product development activities have resulted in increased responsibility for the Company's management. In order to manage the expected growth of its operations, the Company will be required to implement and improve its operational and financial systems, procedures and controls, including the improvement of its accounting and other internal management systems, on a timely basis, and to train, manage and expand its already growing employee base. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's expanding operations or that Company management will be able to achieve the rapid execution necessary to successfully implement its business plan. The failure of the Company to manage its growth effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's future success depends, in significant part, upon the continued service of its key technical, sales and senior management personnel. The loss of the services of one or more of the Company's key personnel, including David Dorman, the Company's Chairman, President and Chief Executive Officer, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and marketing, customer support, financial and accounting and managerial personnel. Competition for such personnel in the Internet industry is intense, and there can be no assurance that the Company will be able to retain its key personnel or that it can attract, assimilate or retain other highly qualified personnel in the future. The Company has in the past experienced, and expects to continue to experience in the future, difficulty in hiring and retaining candidates with appropriate qualifications. The failure by the Company to successfully hire and retain candidates with appropriate qualifications could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Employees" and "Management."

  Dependence on the Internet Infrastructure. The Company's success will depend, in large part, upon the maintenance of the Internet infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Internet access and services. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and such outages and delays, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century, could materially adversely affect the Company's ability to broadcast the PointCast Network. In addition, the Internet could lose its viability as a form of media due to delays in the development or adoption of new standards and protocols (for example, the next generation Internet Protocol) that can handle increased levels of activity. There can be no assurance that the infrastructure or complementary products or services necessary to establish and maintain the Internet as a viable commercial medium will be developed, or, if they are developed, that the Internet will become a viable commercial medium for advertisers. If the necessary infrastructure, standards or protocols, or complementary products, services or facilities are not developed, or if the Internet does not become a viable commercial medium, the Company's business, financial condition and results of operations will be materially and adversely affected. Even if such infrastructure, standards or protocols, or complementary products, services or facilities are developed, there can be no assurance that the Company will not be required to incur substantial expenditures in order to adapt its solutions to changing or emerging technologies, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, critical issues concerning the commercial use and government regulation of the Internet (including security, cost, ease of use and access, intellectual property ownership and other legal liability issues) remain unresolved and could materially and adversely impact both the growth of the Internet and the Company's business, financial condition and results of operations. See "-- Potential Litigation/Liability Related to Year 2000 Compliance."

  Security Risks. The Company has experienced attempts by experienced programmers or "hackers" to penetrate the Company's network security, and believes it is reasonable to expect that they will continue to do so. If successful, such actions could have a material adverse effect on the Company's business, financial condition and results of operations. A party who is able to penetrate the Company's network security could misappropriate proprietary information or cause interruptions in the Company's Internet operations. The Company may be required to expend significant capital and resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users, as well as concerns related to computer viruses, may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that contractual provisions attempting to limit the Company's liability in such areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of the Company's agreements. See "Business--Central Broadcast Facility and Technology."

  Liability for Internet Content. The Company faces possible liability for defamation, negligence, copyright, patent or trademark infringement and other claims, such as product or service liability, based on the nature and content of the materials that it distributes. Such claims have been brought, and sometimes successfully pressed, against online services. The law in these areas is highly unclear and, accordingly, the Company has no ability to predict the possible existence or extent of its liability in this area or related areas. In addition, the Company could be subject to liability with respect to content that may be accessible through the Company's Web sites or third-party Web sites linked from the PointCast Network. The Company currently does not carry insurance that covers liability for content. Any costs or imposition of liability that is not covered by insurance could have a material adverse effect on the Company's business, financial condition or results of operations.

  Potential Litigation/Liability Related to Year 2000 Compliance. The "Year 2000" issue arises from computer programs that use two digits rather than four to define the applicable year. Such computer programs may cause computer systems to recognize a date using "00" as the calendar year 1900 rather than the calendar year 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company believes all of its products are Year 2000 compliant. There is no assurance, however, that the Company's financial systems software or its PointCast Network Client do not contain undetected errors or defects associated with Year 2000 date functions, which could cause a disruption of the Company's accounting systems or ability to provide its PointCast Network, which could result in a loss of revenue, diversion of development resources or damage to the Company's reputation, any of which could materially adversely affect the Company's business, financial condition, or results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent the Company may be affected by it. Although the Company currently believes that this issue will not pose significant operational problems, delays in the modification or conversion of its systems, or the failure to fully identify all Year 2000 dependencies in the Company's systems could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company cannot be sure that systems of other companies on which the Company's systems rely will be converted in a timely manner. The Company relies on third-party systems to facilitate broadcast from the Central Broadcast Facility to its clients. The disruption of a broadcast to its clients could prevent the Company from obtaining the minimum "billable deliveries" required by its advertisers and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company relies on the integration of many systems in aggregating the content from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent the Company from delivering the content, which could have a material adverse effect on the Company's retention and acquisition of viewers, resulting in a material adverse effect on the Company's ability to sell advertising and meet its billable delivery requirements under its advertising contracts. The failure of other companies to successfully address Year 2000 issues in the systems on which the Company's systems rely, may have a material adverse effect on the Company's business, financial condition and results of operations.

  Government Regulation and Legal Uncertainties. Due to concerns arising in connection with the increasing popularity and use of the Internet, a number of laws and regulations may be adopted covering issues such as user privacy, pricing, acceptable content, taxation and quality of products and services. Such legislation could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, certain local telephone carriers have petitioned governmental bodies to regulate Internet service providers ("ISPs") and online service providers ("OSPs") in a manner similar to long distance telephone carriers and to impose access fees on ISPs and OSPs. If any of these petitions or the relief sought therein is granted, the costs of communicating on the Internet would increase substantially, potentially adversely affecting the growth in use of the Internet. Further, due to the global nature of the Internet, it is possible that, although transmissions relating to the Company's solutions originate in the State of California, the governments of other states or foreign countries might attempt to regulate the Company's transmissions or levy sales or other taxes relating to the Company's activities. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations and financial condition.

  Lack of Public Market; Offering Price; Possible Volatility of Stock
Price. Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this offering. The price of the Common Stock to be offered hereby will be determined through negotiations between the Company and the representatives of the Underwriters and may not reflect the market price of the Common Stock after this offering. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by research analysts, conditions in the personal computer industry or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many technology companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could materially adversely affect the market price for the Company's Common Stock. See "Underwriting."

  Concentration of Stock Ownership. Upon completion of this offering, the present directors, executive officers and their respective affiliates will beneficially own approximately 60% of the outstanding Common Stock assuming no exercise of the Underwriters' over-allotment option and 58% of the outstanding Common Stock assuming full exercise of the Underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

  Shares Eligible for Future Sale. Following the completion of this offering, 21,337,112 shares of Common Stock will be outstanding. The 3,750,000 shares of Common Stock offered hereby will be tradeable in the public market without restriction, unless purchased by an affiliate of the Company. The remaining 17,587,112 shares of outstanding Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), which may not be sold other than pursuant to an effective registration statement or pursuant to an exemption from such registration requirement, including the exemption available pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Other than the shares offered hereby (i) no shares will be eligible for sale prior to 180 days after the date of this Prospectus, except in certain limited exceptions, without the prior written consent of Lehman Brothers Inc., (ii) 16,846,945 shares will be eligible for sale 180 days after the date of this Prospectus upon the expiration of lock-up agreements with the Underwriters and (iii) an additional 740,167 shares will become eligible for sale thereafter pursuant to Rule 144 under the Securities Act. As of March 31, 1998 there were outstanding options and warrants to purchase 5,656,530 shares of Common Stock of which holders of options and warrants exercisable for 5,649,653 shares have also agreed not to sell shares of Common Stock issued upon exercise of such options and warrants for a period of 180 days after the date of this Prospectus, without the prior written consent of Lehman Brothers Inc. Sales of a substantial number of shares of Common Stock in the public market subsequent to this offering, or the perception that such sales could occur, could materially adversely affect the prevailing market price of the Common Stock and could materially adversely affect the Company's ability to raise capital. The Company has agreed not to issue any securities or file a registration statement under the Securities Act, subject to certain exceptions, for a period of 180 days following the date of this Prospectus without the prior written consent of Lehman Brothers Inc. See "Shares Eligible for Future Sale" and "Underwriting." See "Description of Capital Stock--Registration Rights" for a description of the rights of certain persons to cause the Company to register shares of Common Stock for offer and sale to the public.

  Possible Issuance of Preferred Stock; Anti-Takeover Effects of Certain Charter, Bylaws and Delaware Law Provisions. Following the closing of the offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of preferred stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such preferred stock. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Company's Restated Certificate of Incorporation and certain provisions of the Company's Bylaws and of Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Securities--Certain Charter Provisions and Anti-Takeover Effects of Delaware Law."

  Immediate and Substantial Dilution. Purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of their investment of approximately $8.58 per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the 3,750,000 sale of the shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share are estimated to be $37.5 million ($43.3 million if the over-allotment option is exercised in full) after deducting underwriting discounts and commissions and estimated offering expenses.

  The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and for the expansion of its sales capabilities and marketing efforts. In addition, the Company may use a portion of the net proceeds of the offering to acquire or invest in complementary businesses, technologies, services or products, although there are no current agreements or negotiations with respect to any such acquisitions, investments or other transactions.

  Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade obligations.

                                DIVIDEND POLICY

  The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, certain provisions of the Company's line of credit place certain restrictions on the Company's ability to pay dividends.

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of March 31, 1998, (ii) the pro forma capitalization of the Company as of such date, after giving effect to the conversion of all outstanding shares of Preferred Stock into 11,775,560 shares of Common Stock, the conversion of warrants to purchase Preferred Stock into warrants to purchase Common Stock and the increase in the number of authorized shares of Common Stock and Preferred Stock effected as part of the Company's planned reincorporation, and
(iii) the pro forma capitalization of the Company as of March 31, 1998 as adjusted to reflect the sale of 3,750,000 shares of Common Stock offered by the Company hereby at an estimated initial public offering price of $11.00 per share (after deduction of the underwriting discount and estimated expenses of the offering).

                                                   MARCH 31, 1998
                                       ----------------------------------------
                                                                    PRO FORMA
                                          ACTUAL      PRO FORMA    AS ADJUSTED
                                       ------------  ------------  ------------
Current portion of notes payable (1).  $  2,895,000  $  2,895,000  $  2,895,000
Long-term portion of notes payable
 (1).................................     2,044,000     2,044,000     2,044,000
                                       ------------  ------------  ------------
                                          4,939,000     4,939,000     4,939,000
                                       ------------  ------------  ------------
Mandatorily redeemable convertible
 preferred stock, $0.001 par value;
 13,000,000 designated, 11,775,560
 issued and outstanding, actual; no
 shares designated issued and
 outstanding, pro forma and pro forma
 as adjusted.........................    69,240,000            --            --
Mandatorily redeemable convertible
 preferred stock warrants (2)........     3,000,000            --            --
                                       ------------  ------------  ------------
                                         72,240,000            --            --
                                       ------------  ------------  ------------
STOCKHOLDERS' (DEFICIT) EQUITY
Preferred stock, $0.001 par value;
 13,466,667 authorized; 13,000,000
 designated, actual; 5,000,000
 authorized, no shares designated,
 issued or outstanding, pro forma and
 pro forma as adjusted...............            --            --            --
Common stock, $0.001 par value;
 33,333,334 authorized 5,811,552
 issued and outstanding, actual;
 100,000,000 authorized, 17,587,112
 issued and outstanding, pro forma;
 100,000,000 authorized, 21,337,112,
 issued and outstanding, pro forma as
 adjusted (3)........................         6,000        18,000        21,000
Additional paid-in capital...........     2,384,000    74,612,000   112,122,000
Accumulated deficit..................   (56,786,000)  (56,786,000)  (56,786,000)
Other, primarily deferred stock
 compensation........................    (3,723,000)   (3,723,000)   (3,723,000)
                                       ------------  ------------  ------------
Total stockholders' (deficit) equity.   (58,119,000)   14,121,000    51,634,000
                                       ------------  ------------  ------------
Total capitalization.................  $ 19,060,000  $ 19,060,000  $ 56,573,000
                                       ============  ============  ============

--------
(1) See Note 4 of Notes to the Consolidated Financial Statements.
(2) Represents warrants to purchase 701,756 shares of the Company's Common Stock. See Note 6 of Notes to Consolidated Financial Statements.
(3) As of March 31, 1998. Excludes: (i) 936,370 shares of the Company's Common Stock reserved for issuance pursuant to warrants at a weighted average exercise price of $12.41 per share, (ii) 4,720,160 shares subject to outstanding options at March 31, 1998 and (iii) 2,927,018 shares reserved for issuance under the Company's 1994 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. Subsequent to March 31, 1998, options to purchase 471,846 shares were exercised at weighted average exercise price of $1.69 per share and the Company granted additional options to purchase an aggregate of 746,094 shares of Common Stock under the 1994 Stock Plan at a weighted average exercise price of $7.66 per share. See "Management--Stock Plans," "Certain Transactions," "Description of Capital Stock" and Notes 6, 8 and 11 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma tangible book value of the Company as of March 31, 1998, after giving effect to the assumed conversion of all outstanding shares of Preferred Stock into 11,775,560 shares of Common Stock and the conversion of warrants to purchase Preferred Stock into warrants to purchase Common Stock was approximately $14,121,000 or $0.80 per share. "Pro forma net tangible book value" represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of 3,750,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, the adjusted pro forma net tangible book value of the Company as of March 31, 1998 would have been $51,634,000 or $2.42 per share. This represents an immediate increase in the pro forma net tangible book value of $1.62 per share to existing stockholders, including holders of Mandatorily Redeemable Convertible Preferred Stock and an immediate dilution of $8.58 per share to new investors. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

   Initial public offering price per share......................         $11.00
    Pro forma net tangible book value per share before the
     offering................................................... $ 0.80
    Increase per share attributable to new investors............   1.62
                                                                 ------
   Adjusted pro forma net tangible book value per share after
    the offering................................................           2.42
                                                                         ------
   Dilution per share to new investors..........................         $ 8.58
                                                                         ======

  The following table summarizes as of March 31, 1998, on a pro forma basis, the differences in the total consideration paid and the average price per share paid to the Company by existing stockholders, including holders of mandatorily redeemable convertible preferred stock, and by new investors with respect to the number of shares of Common Stock purchased from the Company.

                                  SHARES              TOTAL
                                PURCHASED         CONSIDERATION
                            ------------------ -------------------- AVERAGE PRICE
                              NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ------------ ------- -------------
   Existing stockholders... 17,587,112   82.4% $ 70,773,000   63.2%     $4.02
   New investors...........  3,750,000   17.6    41,250,000   36.8%     11.00
                            ----------  -----  ------------  -----
   Total................... 21,337,112  100.0% $112,023,000  100.0%
                            ==========  =====  ============  =====

  The foregoing discussion and tables assume no exercise of stock options outstanding at March 31, 1998. As of March 31, 1998, an aggregate of 4,720,160 shares of Common Stock were issuable upon the exercise of outstanding options with a weighted average exercise price of $4.10 per share. The foregoing discussion also excludes 936,370 shares of Common Stock reserved for issuance pursuant to warrants at a weighted average exercise price of $12.41 per share. The foregoing discussion also excludes an aggregate of an additional 2,927,018 shares reserved for issuance under the Company's 1994 Stock Plan, 1998 Employee Stock Purchase Plan and 1998 Director Option Plan. Subsequent to March 31, 1998, options to purchase 471,846 shares were exercised at weighted average exercise price of $1.69 per share and the Company granted additional options to purchase an aggregate of 746,094 shares of Common Stock under the 1994 Stock Plan at a weighted average exercise price of $7.66 per share. The issuance of Common Stock under these plans will result in further dilution to new investors. See "Management--Stock Plans," "Certain Transactions," "Description of Capital Stock" and Notes 6, 8 and 11 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and related notes hereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of and for each of the years in the three-year period ended December 31, 1997 are derived from consolidated financial statements of the Company included herein that have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data for the fiscal years ended December 31, 1993 and 1994 are derived from financial statements not included herein and the Company's accounting records. The selected consolidated financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are derived from unaudited consolidated financial statements appearing herein. In the opinion of the Company, such unaudited data reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial data for such period. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the full year.

                                                                          THREE MONTHS
                                                                              ENDED
                                  YEARS ENDED DECEMBER 31,                  MARCH 31,
                          ---------------------------------------------  ----------------
                           1993    1994     1995      1996      1997      1997     1998
                          ------  -------  -------  --------  ---------  -------  -------
                                    (in thousands, except per share data)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue.................  $  146  $   816  $   765  $  5,199  $  17,993  $ 2,967  $ 5,106
Cost of revenue.........      19      213        9     2,626      7,398    1,041    2,527
                          ------  -------  -------  --------  ---------  -------  -------
Gross profit............     127      603      756     2,573     10,595    1,926    2,579
                          ------  -------  -------  --------  ---------  -------  -------
Operating expenses:
 Sales and marketing....      --       --    1,220     9,182     18,844    4,569    4,504
 Product development....     110      880    1,733     5,496     10,645    2,357    2,728
 General and
  administrative........     232      899    2,053     3,135      4,980    1,043    1,261
 Non-recurring expenses.      --       --       --        --      2,918       --       --
 Non-cash stock
  compensation expense
  and amortization of
  warrants..............      --       --       --       562      3,141      459      696
                          ------  -------  -------  --------  ---------  -------  -------
 Total operating
  expenses..............     342    1,779    5,006    18,375     40,528    8,428    9,189
                          ------  -------  -------  --------  ---------  -------  -------
Loss from operations....    (215)  (1,176)  (4,250)  (15,802)   (29,933)  (6,502)  (6,610)
Interest and other
 income.................      --      117       67       830        924      302      210
Interest expense........      --       --      (38)     (162)      (277)     (38)    (110)
Minority interest in
 losses of consolidated
 subsidiary.............      --       --       --        --        175       --      115
                          ------  -------  -------  --------  ---------  -------  -------
Net loss................  $ (215) $(1,059) $(4,221) $(15,134) $ (29,111) $(6,238) $(6,395)
                          ======  =======  =======  ========  =========  =======  =======
Net loss per share:
 Basic and diluted(1)...  $(2.21) $ (0.38) $ (1.45) $  (4.28) $   (6.38) $ (1.45) $ (1.18)
                          ======  =======  =======  ========  =========  =======  =======
Proforma net loss per
 share:
 Basic and diluted(1)...                                      $   (1.95)          $ (0.38)
                                                              =========           =======

                                      DECEMBER 31,                             MARCH 31, 1998
                         -------------------------------------------  ---------------------------------
                                                                                  PRO      PRO FORMA
                         1993    1994     1995      1996      1997     ACTUAL   FORMA(2) AS ADJUSTED(3)
                         -----  -------  -------  --------  --------  --------  -------- --------------
                                              (in thousands)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term
 investments............ $  82  $ 3,097  $ 4,918  $ 27,142  $ 22,720  $ 19,066  $19,066     $56,579
Working capital
 (deficit)..............  (161)   2,309    2,733    26,619    14,176     9,243    9,243      46,756
Total assets............   108    3,476    6,292    37,626    37,427    32,800   32,800      70,313
Long-term obligations...    --      169      678     1,559     4,535     2,679    2,679       2,679
Minority interest.......    --       --       --        --     1,825     1,710    1,710       1,710
Mandatorily redeemable
 preferred securities...    --    3,999    9,152    50,298    69,785    72,240       --          --
Stockholders' (deficit)
 equity.................  (141)  (1,594)  (5,310)  (20,672)  (52,400)  (58,119)  14,121      51,634

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for information concerning the calculation of net loss and pro forma net loss per share.
(2) Pro forma capitalization after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the conversion of warrants to purchase Preferred Stock into warrants to purchase Common Stock.
(3) As adjusted to reflect the sale of 3,750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the receipt of net proceeds therefrom. Assumes no exercise of the Underwriters over-allotment option. See "Use of Proceeds," "Capitalization" and "Underwriters."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Prospective investors should consider carefully the following discussion of the financial condition and results of operations of the Company in addition to the other information contained in this Prospectus concerning the Company and its business before purchasing the shares of Common Stock offered hereby. Certain statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" in addition to statements contained in "Prospectus Summary," "Risk Factors" and Business," contain forward-looking statements, including statements regarding the anticipated growth in the market for Internet advertising and the belief of the Company as to its future operating performance. Such statements are not historical facts and are forward looking statements within the meaning of the U.S. Federal Securities Laws. Because such statements include risks and uncertainties the Company's actual results may differ materially from those anticipated in these forward-looking statements, including but not limited to, those set forth herein and in "Risk Factors" and "Business."

OVERVIEW

  PointCast is the leading broadcaster of news and information to business consumers over the Internet and corporate intranets. From inception through 1995 the Company primarily derived its revenue from the sale of software which allowed users to automatically acquire, format and present news and other content from certain online services. In 1995, the Company redirected its focus towards the development of the PointCast Network. In early 1996, the Company launched the PointCast Network and commenced selling advertisements.

  Since the launch of the PointCast Network, the Company has primarily derived its revenue from the sale of advertisements. The Company generates its advertising revenue from three sources: the sale of 30-second animated commercials, and to a lesser extent, the sale of banner advertisements and sponsorships. The Company expects that advertising revenue, and specifically 30-second commercials, will account for substantially all of its revenue for the forseeable future. The Company's ability to increase its advertising revenue and inventory of advertisements is a function of several factors, including the ability of the Company to retain and increase the number of its active viewers, the amount of usage of the PointCast Network by its viewers and the level of advertising rates charged. The Company sells commercials based on displaying an advertisement over a two to four week period on specific content channels. The pricing of an advertisement is based in part on a guaranteed number of billable deliveries over the specified period of time. A billable delivery is determined by the number of unique viewers to whom the advertisement is delivered multiplied by two impressions (the number of times a viewer sees the advertisement). The Company's experience has been that the number of impressions delivered per viewer has exceeded the two impressions contractually specified. Based on the Company's current rate card, a typical advertisement over a four week period on a National channel yields between $38,000 and $54,000. The revenue that the Company receives from advertisements can vary between the National and Affiliate channels due to certain revenue sharing agreements with Affiliate partners. If the Company sells an advertisement on either the National or Affiliate channel, it records the gross amount of revenue billed to the advertiser. On an Affiliate channel, if the Affiliate partner sells the advertisement, the Company records only its portion of revenue due under such agreements. To date, the majority of the Company's revenue has been generated from advertisements sold on its National channels.

  The Company recognizes advertising revenue in the period the advertisement is displayed, provided no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of billable deliveries. To the extent billable delivery guarantees are met, the Company recognizes revenue and invoices the advertiser for the billable deliveries provided or, if an amount has been invoiced in excess of the billable deliveries provided, the Company defers recognition of the corresponding revenue until minimum billable delivery guarantees are satisfied. In addition, the Company may be committed to "make good" or provide additional billable deliveries in order to satisfy minimum billable delivery guarantees, which may adversely affect the availability of advertising inventory.

  Advertisements delivered by the Company are typically sold pursuant to purchase order agreements which can be cancelled by the customer at any time on two weeks notice. Consequently, the Company's advertising customers may change or cancel their advertising expenditures, move their advertising to competing Internet sites, or from the Internet to traditional media, quickly and with minimal penalty, thereby increasing the Company's exposure to competitive pressures and fluctuations in revenue and operating results. In selling Internet advertising, the Company also depends to a significant extent on advertising agencies, which exercise substantial control over the placement of advertisements for the Company's existing and potential advertising customers. There can be no assurance that current advertisers will continue to purchase advertising from the Company or that the Company will be able to attract additional advertisers. If the Company loses advertising customers, fails to attract new customers or is forced to reduce advertising rates in order to retain or attract customers, the Company's business, financial condition and results of operations will be materially adversely affected.

  The Company generates revenue from development, license and other fees, which primarily consists of development fees from the Company's Industry Insider channels. Pursuant to its agreement with its Industry Insider partners, upon the launch of an Industry Insider channel the Company earns a development fee. The Company expects that it will continue to earn development fees in the foreseeable future from the launch of new Industry Insider partner programs but that as a percentage of total revenue these amounts will not be significant.

  The Company received 8% and 11% of its total advertising revenue from TransCosmos in the three months ended December 31, 1997 and March 31, 1998, respectively. TransCosmos is the holder of approximately 2% of the Company's outstanding capital stock (prior to this offering). The Company believes that the terms of advertising contracts with TransCosmos were similar to those given on orders of similar size to unaffiliated customers. The Company expects advertising revenue from TransCosmos to account for less than 10% of the Company's total advertising revenues for fiscal 1998.

  The Company's operating expenses have generally increased in absolute dollar amounts since inception through March 1998. This trend reflects the Company's expansion from the product development stage to marketing and offering its services. The Company believes that the continued expansion of operations, product development and investment in viewership growth is essential to achieving and maintaining market leadership. Therefore, the Company anticipates that its operating expenses will continue to increase in the foreseeable future. The Company expenses its product development costs as incurred until technological feasibility has been achieved. After technological feasibility has been demonstrated, the Company capitalizes costs incurred and amortizes the capitalized costs over the estimated product life. No such costs were capitalized through March 31, 1998.

  During the second quarter of 1997, the Company entered into a joint venture agreement pursuant to which the Company holds a majority interest in a Japanese subsidiary. The subsidiary is still in the early stages of development and expects that the minority interest in operations of the consolidated subsidiary will continue to fluctuate in future periods. Under the terms of the joint venture agreement, the joint venture will pay to the joint venture's 40% stockholder 47% of revenue pursuant to a two year administrative services and management agreement. For the year ended December 31, 1997 and the three months ended March 31, 1998, such fees were $0 and $77,000, respectively.

  In 1997, the Company recognized non-cash compensation expense and amortization of warrants in the amount of $3.1 million. Of this amount, $900,000 was related to stock compensation expenses and $2.3 million was related to amortization of the cost of warrants granted by the Company in 1996 in exchange for certain advertising space. The deferred stock compensation expense amounts are being recognized ratably over the vesting period of the shares and options granted. The Company recorded $3.6 million of deferred compensation expense in connection with the issuance of 250,000 shares of Preferred Stock to the Company's Chief Executive Officer pursuant to a restricted stock purchase agreement, at the date of hiring based on the price of Preferred Stock sold to unaffiliated investors in contemporaneous transactions. The unamortized balance of this expense, estimated at $2.3 million, will be recorded as a one-time expense upon the closing of the Company's initial public offering due to a contractual obligation to accelerate the vesting of the Preferred Stock at that time. In addition, the Company recorded $1.0 million of deferred compensation expense in connection with options to purchase Common Stock granted with an exercise price below the fair market value at the date of grant as determined primarily in cash transactions between unaffiliated investors.

The Company also will record a stock compensation charge of $1.3 million associated with a grant in the three month period ending June 30, 1998 of options to purchase 746,018 shares of Common Stock below the fair market value at the date of grant to be recognized over the four year vesting period.

  The Company has incurred net losses since its inception in July 1992. The Company incurred net losses of $4.2 million, $15.1 million, $29.1 million and $6.4 million in fiscal 1995, 1996, 1997 and for the three months ended March 31, 1998, respectively. As of March 31, 1998, the Company had an accumulated deficit of $56.8 million. In addition, the Company did not recognize revenue relating to the PointCast Network until February 1996. Accordingly, the Company has a history of net losses and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited histories of generating revenue from its core services, particularly companies in the new and rapidly evolving markets for the Internet and Internet services, including the Internet advertising market. To increase revenue, the Company must, among other things, enhance performance of the PointCast Network by further developing and upgrading its technology, significantly grow and increase retention of its viewing audience, particularly the business consumer, effectively develop new relationships and maintain existing relationships with its advertising customers, particularly advertisers who have historically relied on traditional media for advertising, their advertising agencies and other third parties, obtain widespread acceptance of corporate-wide deployment of the PointCast Network, maintain and form new relationships with third-party content providers and media partners, obtain, aggregate and distribute original and compelling content to Internet users, increase PointCast brand awareness, successfully expand international operations, respond to competitive developments and attract, retain and motivate qualified personnel. There can be no assurance that the Company will be able to successfully address these and other risks and to increase revenue and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company does not expect significant growth, if any, in revenue from advertisers for at least the next two quarters, and the Company expects to incur increased net losses for at least the next two quarters and significant net losses for the foreseeable future. There can be no assurance that revenue from advertisers or other sources will not decline in the future or that the Company's net losses will not continue to increase in the future or that the Company will ever achieve or maintain profitability. The Company intends to substantially increase its operating expenses in order to increase brand awareness, increase its sales and marketing operations and continue to expand internationally. The Company also expects its operating expenses to increase as a result of the costs associated with becoming a public company. The Company expects its costs of revenue to increase due to increased costs of data transmission, content acquisition and international expansion. To the extent that revenue does not grow at anticipated rates, the Company would be unable to decrease operating expense levels quickly enough to offset the lack of growth in revenue. In such event, the Company's business, financial condition and results of operations would be materially adversely affected.

 Three Months Ended March 31, 1998 and 1997 and the Years Ended December 31, 1997, December 31, 1996 and December 31, 1995

RESULTS OF OPERATIONS

  The following table sets forth consolidated statement of operations data for the periods indicated as a percentage of total revenue:

                                                               THREE MONTHS
                                                                   ENDED
                               YEARS ENDED DECEMBER 31,          MARCH 31,
                              ------------------------------   ---------------
                                1995       1996       1997      1997     1998
                              --------   --------   --------   ------   ------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Total revenue...............     100.0%     100.0%     100.0%   100.0%   100.0%
Cost of revenue.............       1.2       50.5       41.1     35.1     49.5
                              --------   --------   --------   ------   ------
Gross margin................      98.8       49.5       58.9     64.9     50.5
                              --------   --------   --------   ------   ------
Operating expenses:
 Sales and marketing........     159.5      176.6      104.7    154.0     88.2
 Products development.......     226.5      105.7       59.2     79.4     53.4
 General and administrative.     268.4       60.3       27.7     35.1     24.7
 Non-recurring expenses.....        --         --       16.2       --       --
 Non-cash stock compensation
  expense and amortization
  of warrants...............        --       10.8       17.4     15.5     13.7
                              --------   --------   --------   ------   ------
   Total operating expenses.     654.4      353.4      225.2    284.0    180.0
                              --------   --------   --------   ------   ------
Loss from operations........    (555.6)    (303.9)    (166.3)  (219.1)  (129.5)
Interest and other income...       8.8       16.0        5.1     10.2      4.1
Interest expense............      (5.0)      (3.2)      (1.5)    (1.3)    (2.2)
Minority interest in losses
 of consolidated subsidiary.        --         --        1.0       --      2.3
                              --------   --------   --------   ------   ------
Net loss....................    (551.8)%   (291.1)%   (161.7)% (210.2)% (125.3)%
                              ========   ========   ========   ======   ======


 Total Revenue

  Total revenue principally consists of advertising revenue from the sales of commercials, banners and sponsorships and also includes development, license and other fees from the Company's Industry Insider Agreements. Total revenue for the three month period ended March 31, 1998 and 1997 was $5.1 million and $3.0 million, respectively. Total revenue for the years ended December 31, 1997, 1996 and 1995 was $18.0 million, $5.2 million and $765,000, respectively.

  The Company began recognizing advertising revenue in the first quarter of 1996. The increase in advertising revenue in 1997 as compared to 1996 is primarily the result of increased sales of advertisements on the PointCast Network, the impact of new revenue sources from the sales of banner advertising which began in the third quarter of 1997 and the sale of sponsorships on the EntryPoint Service which began in the fourth quarter of 1997. The Company expects to continue to derive substantially all of its revenue from the sale of advertisements on its networks. EDS accounted for 13% of advertising revenue in the year ended December 31, 1996. No one customer accounted for 10% or more of advertising revenue for the year ended December 31, 1997 or the three month period ended March 31, 1997. TransCosmos accounted for 11% of advertising revenue for the three month period ended March 31, 1998. In addition, barter revenue represented less than 10% of revenue for the years ended December 31, 1997 and 1996 and for the three month periods ended March 31, 1998 and 1997. The Company derived insignificant revenue from international operations in the three month period ended March 31, 1998. Prior to the three month period ended March 31, 1998, the Company did not have any revenue from international operations.

 Cost of Revenue

  Cost of revenue primarily includes costs associated with the operation of the Company's Central Broadcast Facility which consists of payroll and related expenses and expenses for facilities and equipment, content costs, costs associated with certain revenue sharing agreements for the Company's affiliated channels and costs associated with the production of advertisements. Cost of revenue for the three month period ended March 31, 1998 and 1997 was $2.5 million and $1.0 million, respectively. Cost of revenue for the years ended December 31, 1997, 1996 and 1995 was $7.4 million, $2.6 million and $9,000, respectively.

  Gross margin decreased to 51% for the three month period ended March 31, 1998 from 65% for the three month period ended March 31, 1997. The decrease in gross margin is primarily attributable to increases in fixed costs as the Company expanded its Central Broadcast Facility capacity, as well as the effect of increased content costs. The Company expects that gross margins will continue to be negatively affected by increased content costs, costs associated with the Central Broadcast Facility and the effect of certain revenue sharing agreements. Gross margin increased to 59% from 50% for the years ended December 31, 1997 and 1996, respectively. The increase in gross margin is primarily attributable to cost efficiencies associated with the spread of fixed costs across higher sales volume offset by the effect of increased content costs and the effect of certain revenue sharing arrangements.

 Sales and Marketing

  Sales and marketing expenses consist primarily of payroll and related expenses, consulting fees and advertising expenses for marketing programs incurred in promoting and selling advertisements on the PointCast Network. Sales and marketing expenses were $4.5 million and $4.6 million for the respective periods ended March 31, 1998 and 1997. Sales and marketing expenses increased to $18.8 million from $9.2 million for the years ended December 31, 1997 and 1996, respectively. Sales and marketing expenses increased period over period primarily as a result of increased headcount. The Company expects that in order to achieve its strategic objectives it will need to increase promotional and advertising expenses. Accordingly, the Company expects that while sales and marketing costs as a percentage of revenue will decrease these expenses will increase in absolute dollars.

 Product Development

  Product development expenses consist of payroll and related expenses and depreciation. Product development efforts have primarily been focused on the development of new or improved technologies designed to enhance the performance and reliability of the PointCast Network. Product development expenses were $2.7 million and $2.4 million for the three month period ended March 31, 1998 and 1997, respectively. Product development expenses were $10.6 million, $5.5 million and $1.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in absolute dollars period over period was primarily attributable to increases in headcount. The Company believes that continued investment in product development and enhancements is critical to obtaining its strategic objectives, and as a result expects product development to increase in absolute dollars but decrease as a percentage of revenue.

 General and Administrative

  General and administrative expenses consist of payroll and related expenses for executive, finance and administrative personnel, professional fees and other general corporate expenses. General and administrative expenses were $1.3 million and $1.0 million for the three months ended March 31, 1998 and 1997, respectively. General and administrative expenses were $5.0 million, $3.1 million and $2.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in absolute dollars spent on general and administrative expenses resulted primarily from increases in salaries and related benefits to support the expansion of the Company's operations. The Company anticipates that its general and administrative expenses will continue to increase significantly in absolute dollar amounts as the Company adds infrastructure and incurs additional costs related to being a public company.

 Non-Cash Compensation Expense and Amortization of Warrants

  During the year ended December 31, 1997, the Company recorded deferred stock compensation aggregating $4.6 million related to preferred stock issued in 1997 and options granted in 1997. The Company is recognizing this compensation expense over the associated vesting periods. The Company recognized $618,000 of this expense during the year ended December 31, 1997. Additionally, the Company recognized compensation expense of $247,000 and $312,000 for the years ended December 31, 1997 and 1996, respectively related to the acceleration of the vesting of certain options upon the termination of certain employees. No deferred compensation charges were recorded during the year ended December 31, 1995. The Company recognized $596,000 of this expense during the three month period ended March 31, 1998. Additionally, the Company recorded $2.3 million, $250,000 and $100,000 in the years ended December 31, 1997 and 1996 and for the three months ended March 31, 1998 related to the amortization of the fair market value of warrants issued in exchange for advertising services.

 Non-Recurring Expenses

  During the year ended December 31, 1997, the Company recorded non-recurring expenses of $2.9 million principally in connection with the hiring of the Company's Chief Executive Officer and losses incurred on the sublease of certain excess office space.

 Interest and Other Income (Expense)

  Interest and other income (expense) for the three month period ended March 31, 1998 and 1997 was $100,000 and $264,000, respectively. For the years ended December 31, 1997, 1996 and 1995, interest and other income (expense) was $647,000, $668,000 and $29,000, respectively.

 Minority Interest in Operations of Consolidated Subsidiary

  The minority interest in losses from operations of the Japanese joint venture was $115,000 for the three months ended March 31, 1998 and $175,000 for the year ended December 31, 1997.

 Income Taxes

  No provision for federal and state income taxes has been recorded as the Company incurred net operating losses through March 31, 1998. At December 31, 1997, the Company had approximately $42.0 million of federal net operating loss carry forwards for tax reporting purposes available to offset future taxable income; such losses expire in 2011. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year, include but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. During 1997, in connection with the sale of preferred stock the Company triggered a limitation, and as a result, is limited to utilizing approximately $11.0 million of federal net operating losses annually to offset taxable income.

QUARTERLY RESULTS

  The following table presents unaudited quarterly data for each of the five quarters ended March 31, 1998 and such data expressed as a percentage of revenue for such quarters. In the Company's opinion, this information has been presented on the same basis as the annual consolidated financial statements appearing elsewhere in the Prospectus, and reflects all adjustments, which include only normal returning adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire year of any future period.

                                             THREE MONTHS ENDED
                            ----------------------------------------------------
                            MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,
                               1997      1997       1997      1997       1998
                            ---------- --------- ---------- --------- ----------
                                               (in thousands)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Total revenue.............   $ 2,967    $ 3,535   $ 4,409    $ 7,082   $ 5,106
Cost of revenue...........     1,041      1,565     1,950      2,842     2,527
                             -------    -------   -------    -------   -------
Gross profit..............     1,926      1,970     2,459      4,240     2,579
                             -------    -------   -------    -------   -------
Operating expenses:
 Sales and marketing......     4,569      5,009     4,536      4,730     4,504
 Product development......     2,357      2,658     2,855      2,775     2,728
 General and
  administrative..........     1,043      1,159     1,142      1,636     1,261
 Non-recurring expenses...        --        413       165      2,340        --
 Non-cash stock
  compensation expense and
  amortization of
  warrants................       459        623       756      1,303       696
                             -------    -------   -------    -------   -------
   Total operating
    expenses..............     8,428      9,862     9,454     12,784     9,189
                             -------    -------   -------    -------   -------
Loss from operations......    (6,502)    (7,892)   (6,995)    (8,544)   (6,610)
Interest and other income.       302        244       150        228       210
Interest expense..........       (38)       (51)      (37)      (151)     (110)
Minority interest in
 losses of consolidated
 subsidiary...............        --         --        35        140       115
                             -------    -------   -------    -------   -------
Net loss..................   $(6,238)   $(7,699)  $(6,847)   $(8,327)  $(6,395)
                             =======    =======   =======    =======   =======

                                             THREE MONTHS ENDED
                            ------------------------------------------------------
                            MARCH 31,  JUNE 30,   SEPT. 30,  DEC. 31,   MARCH 31,
                               1997      1997        1997      1997        1998
                            ---------- ---------  ---------- ---------  ----------
AS A PERCENTAGE OF TOTAL
 REVENUE:
Total revenue.............     100.0%    100.0%      100.0%    100.0%      100.0%
Cost of revenue...........      35.1      44.3        44.2      40.2        49.5
                              ------    ------      ------    ------      ------
Gross margin..............      64.9      55.7        55.8      59.8        50.5
                              ------    ------      ------    ------      ------
Operating expenses:
 Sales and marketing......     154.0     141.7       102.9      66.8        88.2
 Product development......      79.4      75.2        64.8      39.2        53.4
 General and
  administrative..........      35.1      32.8        25.9      23.1        24.7
 Non-recurring expenses...        --      11.7         3.7      33.1          --
 Non-cash stock
  compensation expense and
  amortization of
  warrants................      15.5      17.6        17.2      18.3        13.7
                              ------    ------      ------    ------      ------
   Total operating
    expenses..............     284.0     279.0       214.5     180.5       180.0
                              ------    ------      ------    ------      ------
Loss from operations......    (219.1)   (223.3)     (158.7)   (120.7)     (129.5)
Interest and other income.      10.2       6.9         3.4       3.2         4.1
Interest and other income.      (1.3)     (1.5)       (0.8)     (2.1)       (2.2)
Minority interest in
 losses of consolidated
 subsidiary...............        --        --         0.8       2.0         2.3
                              ------    ------      ------    ------      ------
Net loss..................    (210.2)%  (217.9)%    (155.3)%  (117.6)%    (125.3)%
                              ======    ======      ======    ======      ======

  Revenue for the three month period ended March 31, 1998 decreased by $2.0 million compared to the three month period ended December 31, 1997. Approximately $1.1 million of this decrease is due to decreased advertising sales which the Company believes is primarily the result of seasonality. Advertisers typically spend more in the fourth calendar quarter of the year then in the first calendar quarter. In addition, in the three month period ended December 31, 1997, the Company had approximately $900,000 of revenue related to the customization and development of industry specific channels for use in connection with the Industry Insider program to various Industry Insider partner agreements.

  Gross margin percentages over the five quarters have varied primarily because of increased fixed costs associated with expanding the Central Broadcast Facility capacity to support increased future viewership levels. Gross margin percentages have also been impacted by varied content costs and the effect of various revenue sharing arrangements. The Company expects that gross margins will continue to be affected by increased content costs and the effect of various revenue sharing arrangements.

  The Company's results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include the number, timing and performance of upgrades and enhancements to the PointCast Network, the addition or loss of viewers using the PointCast Network, the addition or loss of advertisers, the demographics of the installed base of viewers, demand for and market acceptance of Internet advertising, seasonal trends in Internet usage and advertising placements, advertisers' budgeting cycles, the commitment of advertising budgets to Internet advertising, changes in pricing models for Internet advertising, the loss of one or more third-party content providers, technical difficulties or Central Broadcast Facility downtime, capacity constraints of the Company's Central Broadcast Facility, the amount and timing of costs relating to the expansion of the Company's Internet operations and the scaling of the PointCast Network infrastructure, introduction of or improvements in competing products or services, price competition or pricing changes in the industry, the level of use of the Internet and general economic conditions. Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  In addition, the Company has been, and expects in the future to be, subject to seasonal fluctuations in the amount of Internet advertising revenues, as advertisers historically spend more during the fourth calendar quarter of each year and less during the first calendar quarter of each year. Additional seasonal patterns in Internet advertising spending and other seasonal fluctuations may emerge as the market matures. Furthermore, it is possible that in some future quarters the Company's results of operations may fall below the expectations of securities analysts and investors. In such event, the trading price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1998, the Company had cash, cash equivalents and short-term investments totaling $19.0 million comprised of $16.5 million in cash and cash equivalents and $2.5 million in short-term investments. The Company invests principally in instruments that are highly liquid, of high quality investment grade, and predominantly have maturities of less than one year with the intent to make such funds readily available for operating purposes. The Company believes that the net proceeds from this offering together with existing sources of liquidity will provide adequate cash to fund its operations for at least the next twelve months.

  Since inception, the Company has raised approximately $68.2 million through private equity placements to leading media and technology companies, as well as financial investors. These investors include: Adobe Systems, Inc. ("Adobe"), Asahi Shimbun, Benchmark Capital, Cendant Corporation ("Cendant"), Gannett Media Technologies International ("Gannett Media Technologies"), Knight-Ridder, Inc. ("Knight-Ridder"), KPMG Peat Marwick LLP ("KPMG"), Merrill, Pickard, Anderson & Eyre ("Merrill, Pickard, Anderson & Eyre"), Mohr, Davidow Ventures ("Mohr, Davidow"), Softbank Holdings, Inc. ("Softbank Holdings") and Times Mirror. Additionally, during the years ended December 31, 1997, 1996 and 1995 the Company raised approximately $4.8 million, $1.0 million and $707,000 through the issuance of notes payable. During 1997, the Company repaid $1.7 million of notes payable and issued a note to a stockholder for $2.0 million. At March 31, 1997, the Company had $1.4 million payable under a line of credit with a financial institution and $3.1 million of borrowings outstanding under a note payable due to an insurance company. The line of credit with the financial institution provides for borrowings up to $5.0 million, however, advances in excess of $2.0 million must be supported by a borrowing base calculated on accounts receivable. The line of credit is secured by certain specified assets of the Company, expires March 31, 1999 and charges interest at a variable rate based on the bank's prime rate (8.5% at December 31, 1997 and March 31, 1998). Under the line of credit, the Company is required to maintain certain financial covenants. The Company was in compliance with all such covenants at March 31, 1998. The note payable due to the insurance company bears interest at 9.7% and is secured by the Company's property and equipment. The Company is required to make monthly payments of principal and interest under the note of $107,000 through December 2001.

  Net cash used in operating activities was $2.8 million, $13.4 million, $17.4 million, $2.8 million and $5.4 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively. The increases in cash used in operating activities were primarily due to increasing losses, offset by non cash charges for depreciation and amortization, stock compensation expense and amortization of the fair value of warrants issued in exchange for advertising.

  Net cash (used in) provided by investing activities totaled ($1.1) million, ($26.9) million, $5.0 million, $4.5 million and $9.5 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively. Cash flows from investing activities reflect the purchase, maturity and sale of short-term investments and capital expenditures of $1.1 million, $3.2 million, $6.2 million, $1.2 million and $0.4 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively.

  Net cash provided by (used in) financing activities totaled $5.8 million, $38.8 million, $19.3 million, ($41,000) and $2.2 million for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively. Net cash provided by financing activities primarily relates to proceeds from private equity sales and borrowings under notes payable.

  The Company believes all of its products are Year 2000 compliant. There is no assurance, however, that the Company's financial systems software or its PointCast Network Client do not contain undetected errors or defects associated with Year 2000 date functions, which could result in a disruption of the Company's accounting systems or ability to provide the PointCast Network, which could result in a loss of revenue, diversion of development resources, or damage to the Company's reputation, or any of which could materially adversely affect the Company's business, financial condition, or results of operations. In addition, the Company cannot be sure that systems of other companies on which the Company's systems rely will be converted in a timely manner. The Company relies on third-party systems to facilitate broadcast from the Central Broadcast Facility to its clients. The disruption of a broadcast to its clients could prevent the Company from obtaining the minimum "billable deliveries" required by its advertisers and could therefore have a material adverse affect on the Company's business, results of operations and financial condition. In addition, the Company relies on the integration of many systems in aggregating the content from multiple sources. The failure of any of those systems as a result of Year 2000 compliance issues could prevent the Company from delivering the content, which could have material adverse affect on the Company's retention and acquisition of viewers and the resulting material adverse affect on the Company's ability to sell advertising and meet its billable deliveries requirements under its advertising contract. The failure of other companies to successfully address Year 2000 issues in their systems on which the Company's systems rely, may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Potential Litigation/Liability Related to Year 2000 Compliance."

NEW ACCOUNTING PRONOUNCEMENTS

  See Note 1 of Notes to Consolidated Financial Statements for recently adopted and recently issued accounting standards.

                                   BUSINESS

OVERVIEW

  PointCast is the leading broadcaster of personalized news and information to business consumers over the Internet and corporate intranets. The PointCast Network is a free, advertising-supported service that has been specifically designed to meet the needs of business consumers, corporations and advertisers. The PointCast Network automatically appears whenever the computer is idle, replacing a screensaver with a continuous stream of useful, personalized news and information. With approximately 700 content sources, the Company believes it is the largest aggregator of free general, business, vertical market and local newspaper content on the Internet. The Company had an average of approximately 1.2 million active viewers worldwide in the first quarter of 1998.

  Since January 1998, the Company has offered its free PointCast Intranet Broadcast Solution to stimulate corporate-wide deployment of the PointCast Network. PointCast's corporate customers include American International Life Assurance Company of New York ("AIG"), BankAmerica Corporation ("Bank of America"), E.I. du Pont de Nemours and Company ("DuPont"), Goodyear Tire and Rubber Company ("Goodyear"), MCI Communications Corporation ("MCI"), Monsanto Company ("Monsanto"), Northrop Grumman Corporation ("Northrop Grumman") and The Procter & Gamble Company ("Procter & Gamble"). The PointCast Network employs a client/server-based advertising model that the Company believes provides advertisers with richer advertising units in the form of 30 second, animated commercials, more complete audience data and more detailed advertising performance statistics than leading Web sites, as well as the ability to target specific audiences. Based on independent survey data, the Company believes its viewers are more affluent and better educated than typical Internet users, and are likely to purchase products and services online. Representative advertisers include Charles Schwab & Co., Inc. ("Charles Schwab"), Hewlett-Packard Company ("Hewlett-Packard"), Levi Strauss & Company ("Levi Strauss"), MCI, Daimler-Benz North America Corp. ("Mercedes Benz"), Microsoft and Procter & Gamble.

INDUSTRY BACKGROUND

  Each major change in the form and delivery of modern media has brought benefits to both consumers and to advertisers wishing to reach those consumers. The advent of the newspaper allowed mass audiences to receive timely news and analysis for the first time. Radio introduced sound and immediacy. Television brought the captivating power of visual imagery, allowing new forms of programming and advertising to engage an audience. Most recently, the Internet has emerged as a cost-effective, interactive network that is capable of rapidly distributing personalized information to millions of computer users worldwide.

 The Emerging Business Consumer and Changes in Media Consumption

  New trends are affecting how and where people work, as well as how and where they access and absorb news and information. New information and communication technologies like cellular phones, pagers, e-mail and fax machines keep people continuously connected and are accelerating the pace of business. Due to competitive pressures, companies are increasingly seeking greater productivity and often require employees to perform a multitude of tasks and functions in compressed timeframes. Business professionals experience a hectic work day punctuated by frequent interruptions. As a result, speed, timeliness and the efficiency with which an individual can absorb information are the key requirements for the media they use.

  These new information and communication technologies are blurring the distinction between business and personal life. Business professionals are working longer hours, spending more time working at home and while in transit. Moreover, these business professionals are shifting their news and information consumption patterns from early morning or evening review of the latest events at home to absorption in the work environment throughout the day. The increasingly blurred line between home and work is causing business professionals to make more purchase decisions in a work environment and is transforming the business professional into a "business consumer."

  The growth of the Internet and corporate intranets is accelerating this fundamental change in business media consumption, making the desktop PC increasingly a focal point for news and information delivery. International Data Corporation estimates that by the end of 1998 there will be approximately 40 million people worldwide connected to the Web in a work environment, of which approximately 21 million will be in the United States. Obtaining news and information is a common activity on the Internet, and according to published research is engaged in by 82% of all Internet users.

  Electronic publishers have made unprecedented amounts of news and information available on the Internet, and search engines and directories have emerged as the most common tools for finding information. However, these tools can be time-consuming and inefficient, because users must proactively seek information, know what they are looking for, and generally monitor multiple sources to get the latest news. Some search engines allow users to customize Web pages to receive selected types of information, but the user is still required to initiate contact with the Web and thus can miss timely receipt of relevant information.

 Information Needs of the Corporation

  In order to improve employee productivity and build competitive advantage, corporations are integrating the use of information and technological innovation into their business strategies. Corporations are making significant investments in distributed computing systems utilizing client/server architectures. The PC has become an important corporate asset, although the typical computer may sit idle for several hours a day and thus be under utilized. Nevertheless, the PC is emerging as a focal point for the distribution of news and information. In addition to general and business news, the corporation itself often has high priority internal and industry news it wishes employees to receive on a timely basis. For this reason, an increasing number of companies are setting up corporate intranets. However, intranets, much like the Internet itself, require employees to proactively initiate a search through large volumes of data, and therefore, companies cannot be assured that important information is widely seen and read.

  Because the Internet allows access to an unprecedented amount of timely information, employees can now often find information directly, eliminating the wait for reports from corporate librarians and/or information technology ("IT") departments. However, corporations are striving to balance the benefits of broadly available news and information with the need for relevance and corporate control.

 Advertising to the Business Consumer

  Business professionals, or business consumers, are a desirable demographic group to advertisers due to their affluence and acquisitiveness as consumers, as well as their influence over business-to-business purchase decisions. The median annual household income of Business Week and Forbes subscribers is approximately $72,000 and $70,000, respectively, compared to the median annual household income in the U.S. of approximately $35,500. This group is also highly educated, with 80% and 83% of Business Week and Forbes readers, respectively, having a college or higher degree. To date, the business consumer has been difficult for advertisers to reach for a variety of reasons, including limited advertising media typically available in a work environment. Advertisers have typically used business print and trade publications to reach the business consumer. In 1997, the Leading National Advertisers/Publishers Information Bureau reported that the value of advertising placements totalled $1.9 billion in four leading business publications: Business Week, Forbes, Fortune, and The Wall Street Journal, which had circulations of approximately 902,000, 786,000, 766,000 and 1,775,000, respectively. The average advertising dollars spent per subscriber for Business Week and The Wall Street Journal in 1997 were $365 and $623, respectively.

  As media consumption habits of these business professionals move online, advertising spending is beginning to follow. As this transition occurs, the Company believes advertisers will place higher expectations on the Internet and will look to combine the Internet's potential for interactivity, targeting and accountability with the proven strengths of traditional forms of advertising, such as brand building capabilities.

  In order to accomplish these objectives, Internet advertisers will require flexible and robust advertising units. Industry sources estimate that the revenue share of these rich creative units will increase significantly, while the revenue share of traditional advertisement banners on the Internet will decline. Jupiter Communications projects that the market share for long play animated Internet advertisements, sometimes referred to as "intermercials," will increase from 5% of online advertising in 1997 to 25% in 2001 or approximately $1.5 billion in the year 2001. The total online advertising market is expected to grow from an estimated $940 million in 1997 to $5.8 billion in 2001, according to Jupiter Communications. This market opportunity represents only 3.3% of the estimated $175 billion in total advertising expenditures across all media in 2001. Currently, however, the bandwidth constraints of the Internet limit the ability of marketers to effectively deliver advertisements that are rich enough to accomplish their objectives without an unacceptable delay. This delay is due to the fact that such advertisements require that large files be downloaded and transferred to the viewer over the Internet when the viewer accesses the web page on which the advertisement appears.

  In order to take advantage of the Internet's potential, advertisers are demanding better audience information, the ability to target advertisements to specific audience segments and more extensive reporting capabilities to measure a return on investment ("ROI"), in addition to the branding capabilities enjoyed with traditional media. To date, the leading Internet advertisers have been technology companies, financial service companies and Web publishers. Traditional media advertisers, including consumer products companies, automobile manufacturers and others, have been hesitant to allocate significant advertising dollars to the Internet without more accurate audience data, and the ability to target advertisements and to measure the results of this advertising. Because few Web sites require viewers to register and provide personal information, the majority of these sites are currently unable to provide advertisers with audience demographic data. In addition, most advertising reporting contains general statistics but does not offer specific information about the individual who responded unless the data is captured at the advertiser's Web site. Because of these factors, most Web publishers only give advertisers the opportunity to expose their message to "anonymous" users.

  The Company believes there is an opportunity for a free business media service that broadcasts timely news and information via the Internet to business consumers on their PCs continuously during the workday. The Company believes that corporations will increasingly need to deliver rich and relevant information to their employees throughout the corporation in a highly efficient and cost-effective manner. The Company also believes that advertisers will value the opportunity to reach the business consumer in the workplace through rich advertising content and to receive detailed reports on the effectiveness of their marketing campaigns.

THE POINTCAST SOLUTION

  PointCast is the pioneer and leader in broadcasting personalized news and information to business consumers through the Internet and corporate intranets. The PointCast Network is a free, advertising-supported service that automatically appears in place of a screensaver and broadcasts current news to viewers' PC screens over the Internet. The Company believes that the PointCast Network better meets the needs of business consumers, corporations and advertisers than current media alternatives by providing the following benefits:

  Business Consumers. PointCast is designed to meet the information consumption patterns of busy, multi-tasking business professionals at work. The PointCast Network allows its viewers to receive updated, relevant information efficiently and automatically. PointCast viewers also have the ability to personalize the PointCast Network Client to specify in detail which news and information topics they wish to follow. With the PointCast Network, updated news automatically appears when the computer is idle. In addition, a news ticker can always be "on" while other work is performed, scrolling dynamically across the viewer's screen with news, internal corporate messages, stock quotes and other information. PointCast designed its screens and ticker with simple, scrolling headlines after careful study of the most effective way time constrained individuals absorb news in an information saturated world. Viewers can quickly digest news headlines, while simultaneously performing other work. If desired, viewers can click on a headline to view the full-text article.

  Corporate Customers. The PointCast Intranet Broadcast Solution, which became available in January 1998, is a suite of software tools that allows corporations to manage network traffic, configure the PointCast Network client on employee desktops and broadcast internal news and information. These tools are free and designed to increase the usage of the PointCast Network in large companies. The Company believes that the PointCast Network is the only free service that gives companies general, business, industry and internal corporate news in one integrated newscast. By utilizing the PC's idle time to broadcast useful, personalized news and information, PointCast leverages companies' existing computing investments to build more competitive and responsive organizations.

  Advertisers. PointCast believes that it provides advertisers with an innovative and compelling advertising proposition based on its ability to: (i) reach a highly affluent and influential viewer base that is hard to reach via traditional media sources; (ii) provide better access to these business consumers during the business day; (iii) offer a rich and flexible animated advertising unit; (iv) target advertisements by a variety of measures; and (v) provide advertisers audience information and advertising results. PointCast allows advertisers to present dynamic, 30-second advertisements to viewers, which are animated in a manner similar to commercials on television. The animation and repeated exposures of these advertisements to viewers is desirable to advertisers because they can capture and hold a viewer's attention, increasing brand impact and communication value. PointCast's client/server system allows these rich, animated advertisements to be downloaded in advance of their presentation, stored on a viewer's system and played without delay. The Company believes this capability is a distinct advantage over advertising-supported Web sites, whose creative capabilities are limited by the difficulty and delay in transmitting large animation files from back-end Web servers. Because PointCast registers its viewers, the Company has the ability to target advertisements by a variety of factors, including gender, location, age, occupation, industry, special interest and channel selection. PointCast also enables a high degree of accountability to advertisers through audits, registration data, online reporting and monthly campaign summaries. A broad range and depth of advertising characteristics can be measured, including the number of unique viewers that received and viewed the advertisement, the number of viewers that clicked through to an advertiser's Web site and the demographic characteristics of those who clicked. The Company believes that the specific data it can provide its advertisers provides it with a competitive advantage over leading search engines and other Web sites today.

STRATEGY

  PointCast's objective is to be the leading broadcast news provider to business consumers throughout the business day. The Company aggregates a hard-to-reach business audience in the work environment with attractive demographics for advertisers. The Company intends to grow its viewer base, stimulate greater engagement with the PointCast Network among its viewers and differentiate itself by obtaining more relevant information about its viewers than other online, advertising-based news and information services. Key elements of the Company's strategy include:

  Maintain Leadership in Content Breadth and Depth. PointCast plans to maintain its competitive advantage by continuing to add relevant business, industry and other content to the PointCast Network offerings. With approximately 700 content sources, the Company believes it is the largest aggregator of free general, business, vertical market and local newspaper content on the Internet and that it is currently the only online service which offers world, business, industry and internal corporate news in one place. The Company also offers a Japanese edition of its network with local content delivered in Japanese, and intends to strategically expand to other international markets in the future.

  Leverage and Promote the PointCast Brand. PointCast believes that developing a strong brand is important to its ability to continue to build a high-quality audience and to attract advertisers. PointCast has been established as one of the most recognized Internet-related brand names, primarily through word of mouth and press coverage. Advertising Age's 1997 Annual Marketing 100 Salute honored those whose ideas have built strong brands, and included PointCast as one of only five technology brands. Since the Company released the PointCast Network in 1996, it has won more than 75 awards and honors, including C/net's Best Internet

Application, PC Magazine's Technical Excellence Award and PC Computing's Most Valuable Product award. The Company intends to increase the resources allocated to building equity in the PointCast brand.

  Increase Viewer Retention and Reacquire Former Viewers. The Company had an average of approximately 1.2 million active viewers worldwide in the first quarter of 1998. PointCast intends to capitalize on its historically high rate of viewer registration, which has ranged between 850,000 and 1,000,000 registrations per quarter throughout 1997 and the first quarter of 1998. However, the Company has experienced a low retention rate during the initial 90 days after the registration. The Company has conducted extensive market research to identify the causes of low viewer retention. According to a survey conducted by the Company, approximately two-thirds of respondents indicated that they left the PointCast Network for identifiable performance reasons. Based on its research, the Company intends to release a new version of the PointCast Network Client in the second half of 1998, which is designed to improve performance of the PointCast Network Client in specified areas in order to increase viewer retention. After the new software is released, PointCast also intends to leverage its large viewer database to contact former viewers with targeted messages to motivate them to use the PointCast Network again.

  Capture the Corporate Desktop. The Company believes corporate acceptance is a significant factor in increasing viewership and has invested substantially in creating a unique value proposition for the corporate environment. The Company's strategy is to offer its free PointCast Intranet Broadcast Solution and employ multiple distribution channels to promote deployment of the PointCast Intranet Broadcast Solution within corporations. Since the PointCast Intranet Broadcast Solution became available in January 1998, more than 40 corporations have deployed at least 500 desktops, including AIG, Bank of America, DuPont, Goodyear, MCI, Monsanto, Northrop Grumman and Procter & Gamble. In addition to a direct, enterprise marketing team, there are more than 60 Solution Partners/VAR organizations that have been trained and certified to install and deploy the PointCast Intranet Broadcast Solution in their own corporate accounts. The enterprise marketing team also works closely with the Company's partners, who are leaders in their markets, to leverage their existing corporate relationships and penetrate accounts in vertical industries such as banking, healthcare, telecommunications and government.

  Create and Communicate a Compelling Value Proposition for Advertisers. The Company's strategy is to provide advertisers with the most efficient and effective vehicle to reach a premium business audience at work. The Company believes that it is well positioned to capture advertising dollars that migrate from traditional media, particularly from print media targeted at business consumers. PointCast intends to enhance its value proposition to advertisers and expand its advertising base by: (i) utilizing a highly experienced direct sales force; (ii) enhancing and extending its leadership position on the Internet in the delivery of rich, animated commercial units;
(iii) developing new advertising and sponsorship opportunities to accommodate a larger number of advertisers with varying objectives and budgets; (iv) leveraging its database of aggregated viewer profile and behavioral information to allow advertisers to target their messages more specifically;
(v) providing high-quality research and reporting to advertisers; and (vi) engaging in high-visibility marketing efforts to advertisers.

  Maintain and Enhance Intelligent Client/Server Based Network. PointCast intends to maintain and enhance its technology lead in media broadcast solutions over the Internet. The Company has built a robust, scalable, intelligent, end-to-end client/server network that has been designed from the ground up to work efficiently on the Internet and within corporate intranets. The Company's client/server solution allows it to capture a knowledge base about its viewers and generate reports regarding usage to its advertisers that a purely Web-based provider would have difficulty providing. The Company intends to leverage its Central Broadcast Facility and intellectual property to continue to enhance the performance of its broadcasting services.

THE POINTCAST NETWORK OFFERINGS

  The PointCast Network is a scalable, end-to-end client/server news and information service for business consumers and corporations. The PointCast Network combines the latest news and information with innovative technology to broadcast personalized news and business information to the viewer automatically. The PointCast Network service consists of four principal components: (i) general and business content aggregated from approximately 700 sources; (ii) the PointCast Central Broadcast Facility, which receives, translates and transmits content; (iii) the PointCast Network Client that resides on a viewer's PC and displays customized news broadcasts; and (iv) the PointCast Intranet Broadcast Solution, a suite of free software tools that are designed to enable corporations to control and configure PointCast Network broadcasts throughout the company. For the past three years, the Company has developed and refined this technology solution in order to effectively and efficiently addresses the complex tasks of retrieving content feeds, compressing and delivering data and synchronizing delivery to software clients globally. The Company believes that this robust, end-to-end client/server Internet solution gives it significant strategic and operational advantages over other means of distributing news and information via the Internet.

                             [CHART APPEARS HERE]

A chart depicting the flow of content into the Company's Central Broadcast Facility and out to the Company's PointCast Network Client both directly and through Corporate Intranets.

 PointCast Content

  PointCast aggregates content from approximately 700 news and information sources globally. Using television's "channel" format, PointCast integrates this information from disparate sources into a consistent and easy-to-navigate format. Viewers can select up to 12 of the 54 channels available on the PointCast Network as well as the intranet channel, which is provided by the viewer's organization using the PointCast Intranet Broadcast Solution. Each channel represents either a specific source, such as CNN, or general category of news or information topic, such as weather. Within each channel, viewers can select the subtopics for which they wish to receive news updates. For example, within The New York Times channel, viewers may choose to receive world and business news and exclude politics and sports.

  PointCast's content channels include the following categories: (i) general and business content; (ii) vertical market content; (iii) internal corporate content; and (iv) international content.


                          POINTCAST NETWORK CHANNELS

 POINTCAST-OPERATED NATIONAL CHANNELS    INDUSTRY INSIDER CHANNELS


  Companies                                 Banking (scheduled for release third
  Industries                                quarter 1998):
  Lifestyles                                 Consumer Banking
  News                                       Corporate Banking
  Sports                                     Investment Management
  Weather
                                            Consumer Markets:
 AFFILIATE CHANNELS                          Apparel & Accessories
                                             Consumer Products
 National Affiliates:                        Food
  CMPnet                                     Holiday
  CNN                                        What's New!
  CNNfn
  Health                                    Federal Government:
  The New York Times                         Agencies
  ParentTime@Work                            Defense
  Time-Warner/Pathfinder:                    FCC
   Fortune, Money and                        Government Executive
   Time Magazines                            Legislative
  The Wall Street Journal Interactive        NASA
  Edition                                    Procurement
  WIRED News                                 Technology
  ZDNet
                                            Healthcare:
 Regional Affiliates:                        Health News
  The Boston Globe                           Health Careers & Education
  Chicago Tribune                            Health Resources
  Detroit
  Globe and Mail                            Real Estate:
  Hot CoCo                                   Commerical Real Estate
  Los Angeles Times                          Residential Real Estate
  Mercury Center
  Miami Herald                              State & Local Government:
  Philadelphia Online                        Grassroots
  Seattle Times                              Heartland
  Star Tribune                               Stateline
  The Tampa Tribune                          Money Matters
  washingtonpost.com
                                            Telecommunications:
                                             Telecom Buzz
                                             Managment
                                             Equipment/Services

   In addition, the Company anticipates releasing the following additional vertical markets in 1998: Aerospace & Defense, Automotive, Insurance and Utilities. There can be no assurance that these channels will be released on schedule or at all.


  General & Business Content. PointCast organizes its wide range of general news and business content into two types of programming: National channels and Affiliate channels. National channels represent specific topic areas and are based upon content that the Company licenses from suppliers, including AccuWeather, Inc., Associated Press, Business Wire, Hoover's, Morningstar, Inc., P.R. Newswire, Reuters Limited, Standard &

Poor's Comstock, The Weather Network and Zack's Investment Research. PointCast's six PointCast-operated National channels include Companies, Industries, News, Weather, Sports and Lifestyle. The Companies channel is PointCast's most popular, enabling viewers to obtain information on up to 50 companies (including stock prices) of their choice, as well as monitor multiple personal investment portfolios and initiate online securities trading through PointCast's online trading sponsors. These online trading partners include AmeriTrade Holding Corporation ("AmeriTrade"), Charles Schwab, Datek Online, E*TRADE Group, Inc. ("E*TRADE"), Donaldson, Lufkin & Jenrette, Inc. ("DLJdirect"), Fidelity Investments Institutional Services Company, Inc. ("Fidelity Investments") and SURETRADE.

  Leading national news brands, such as CNN, The Wall Street Journal Interactive Edition and The New York Times, are broadcast to viewers via PointCast's Affiliate channels, which provide the unique editorial value of these respected sources integrated within PointCast's consistent interface. PointCast believes it also offers the broadest selection of free local newspapers available on the Internet, including The Boston Globe, Chicago Tribune, Los Angeles Times, San Jose Mercury News, Washington Post and many others. Based on viewers' zip codes, PointCast automatically displays the appropriate regional newspaper channel when available as a default.

  Vertical Market Content. PointCast leverages the knowledge and market power of certain key vertical market leaders, or "Industry Insider" partners, to provide in-depth current industry news broadcasts in strategic markets to business viewers. PointCast has partnered with seven leading professional services firms representing the following 11 vertical markets:

                            [GRAPHIC APPEARS HERE]

                A picture of the Company's current and proposed
                       eleven vertical market channels.

* Scheduled to be released in 1998. There can be no assurance that the channels scheduled for release in 1998 will be released on schedule or at all.

  To date the Company has deployed 25 vertical market channels, covering consumer markets, federal government, real estate, state and local government and telecommunications, and the Company intends to launch additional vertical channels in the future.

  The Industry Insider partners allow PointCast to leverage their organizations' marketing and distribution power in their respective vertical markets to obtain access both to leading industry information sources and to key corporate accounts. The Industry Insider partners are responsible for identifying compelling industry news sources, obtaining the content and integrating it into channels on the PointCast Network. In addition, the Company's Industry Insider partners have their own sales forces who seek to deploy the PointCast Network within their customers' organizations. In exchange, these Industry Insider partners receive prominent co-branding on the PointCast Network Client, expanding their brand awareness among key constituents. Additionally, their PointCast Network deployment efforts provide them with new opportunities to strengthen and extend customer relationships. Vertical market content can also be obtained through a separate co-branded version of the PointCast Network Client offered by PointCast's Industry Insider partners.

  Internal Corporate Content. PointCast Network viewers within a corporation can receive, at the company's discretion, a private, internal company channel integrated into the PointCast Network and broadcast over the organization's secure intranet. Typically, this channel is used to communicate corporate messages and promote the use of the corporate intranet. By broadcasting important company information directly to employees' desktops, the PointCast Network provides corporations with a powerful complement to standard communication tools, such as e-mail and bulletin boards.

  Below are a few examples of how certain corporations are using the PointCast
Network:

  . Federal Aviation Administration. Titan Software Systems, a PointCast Premier Solution Partner, has integrated the PointCast Network with secure executive information for the Air Traffic Service of the Federal Aviation Administration ("FAA"). Air Traffic Service operates and maintains the United States air traffic control system. The PointCast solution replaces labor intensive paper, fax and e-mail processes with a fully automated process, delivering the same up-to-date, time-sensitive information to the desktops of Air Traffic Service executives nationwide. With a single user interface, FAA management can see internal information on air traffic alerts, key performance metrics, long term trends and facility profiles along with the latest relevant news, weather, congressional and aviation-related information delivered from the PointCast Network.

  . Hewlett-Packard. Hewlett-Packard's Software and Services Group ("SSG") is in the process of rolling out the PointCast Network to its sales force and delivery organization. In addition to receiving news and information about their customers and competitors, SSG employees will also receive a summary of time-sensitive news items about the company's products and industry broadcasts via their intranet channel. The PointCast/SSG news service, called "The Edge," is also used as a way to promote company events, individual accomplishments and departmental announcements.

  . Houston Industries. Houston Industries, a diversified international energy services company, uses the PointCast Network and the PointCast Intranet Broadcast Solution to highlight important company and industry news in a compelling manner. Information is broadcast via their intranet channel, including competitive news flashes, company stock price, gas and electric futures, industry legislation and key plant operating statistics such as overtime, inventory and outages. With the deregulation of the energy industry, PointCast is helping Houston Industries compete by focusing employees on competition, industry changes and customer service.

  . National Semiconductor. National Semiconductor Corporation ("National Semiconductor") developed a reporting system based on the PointCast Network and the PointCast Intranet Broadcast Solution that consolidates sales and forecast information from National Semiconductor's Web site and intranet. Information broadcast to employees includes customer and reseller orders, sales forecasting, production levels, shipping history and mainframe-based billing, booking and backlog data. The system provides product planners with the information they need to quickly respond to market shifts and generate more product turns and more revenue.

  . PNC Bank. PNC Bank uses its intranet channel to broadcast headlines from various lines of business as well as breaking news items about the banking industry. All information is stored in a Lotus Notes database which PNC has seamlessly integrated with their PointCast Network intranet channel. PNC is also using the PointCast Network Banking channels to receive pertinent industry information.

  International Content. The Company's long-term growth strategy includes incorporating local-language content and advertising into the PointCast Network offerings. In October 1997, the Company launched a separate Japanese-language edition of the PointCast Network. The Japanese edition broadcasts information from Japanese content sources such as Asahi Shimbun and Japanese advertisements from its own local broadcast facility to local viewers. The Company intends to continue to strategically expand the PointCast Network to include content from other countries and geographic regions.

 The PointCast Central Broadcast Facility

  In order to deliver personalized information and advertising to a mass audience, PointCast developed and operates a sophisticated client/server network that can scale to millions of viewers. Over the past three years, the

Company has refined a broadcast server solution that effectively and efficiently addresses the complex tasks of retrieving content feeds, compressing and delivering data and synchronizing delivery to clients globally. PointCast's Central Broadcast Facility transforms incoming news streams from approximately 700 sources into an efficient and consistent broadcast which it delivers to PointCast's viewers. The Central Broadcast Facility, located in the Company's Sunnyvale, California headquarters, receives continuously updated news feeds via satellite, the Internet and leased lines. These feeds are automatically formatted and characterized, then encoded, compressed, and populated into databases in preparation for broadcast. Dedicated servers utilizing proprietary software broadcast approximately 450 million news articles and information items each day in response to requests from individual PointCast Network Clients.

 The PointCast Network Client

  The PointCast Network Client is a free software program that resides on the PC's hard drive and frequently communicates through the Internet with the Company's Central Broadcast Facility. The PointCast Network Client receives content feeds from the Central Broadcast Facility or the PointCast Caching Manager and displays it on the viewer's PC, as well as collects viewer information and transmits it back to the Central Broadcast Facility. Viewers can consume news, information and advertising in three principal modes: (i) SmartScreen mode; (ii) Channel Viewer mode; and (iii) via the scrolling ticker at the bottom or top of the viewer's screen. Advertising is displayed in 30-second animated commercials in the SmartScreen and Channel Viewer modes, as banners in the Channel Viewer Mode, and as ticker, SmartScreen and content sponsorships. PointCast complements its broadcast service with EntryPoint, a Web-based offering that enables viewers to quickly retrieve information or access services on demand. PointCast intends to continue to expand its offerings to include other services that capitalize on the depth and interactivity of the Web.

                            [GRAPHIC APPEARS HERE]

A picture of the Company's SmartScreen

A picture of the Company's Channel Viewer Screen

A picture of the Company's Ticker

  . SmartScreen. The PointCast SmartScreen incorporates the Company's patented technology and replaces the traditional PC screensaver with a dynamic news broadcast. When the computer is idle, the SmartScreen automatically displays headlines and advertisements in a graphical, eye-catching newscast. The PointCast Network channels rotate continuously while in SmartScreen mode. When viewers are interested in more detail regarding a news story, they can click on the SmartScreen headline to retrieve full-text articles in the Channel Viewer mode.

  . Channel Viewer. The Channel Viewer enables viewers to read news articles and review in-depth information, navigate between content channels and personalize their PointCast Network preferences.

  . Ticker. The PointCast Network's configurable ticker displays a continuous stream of breaking news such as stock quotes, headlines, weather forecasts and internal company announcements. In addition to being integrated with the Channel Viewer and SmartScreen, the ticker can also run independently along the top or bottom of the computer screen, enabling viewers to monitor current news and information while using other desktop applications.

 The PointCast Intranet Broadcast Solution

  PointCast offers a suite of free corporate intranet tools that are designed to increase viewership in the business environment by delivering substantial value to executive management, IT departments, corporate communications departments and corporate librarians. The PointCast Intranet Broadcast Solution allows companies to enjoy the benefits of PointCast's free news and information while minimizing PointCast Network traffic. In addition, the Company's Intranet Broadcast Solution is designed to allow customers to preconfigure desktops and manage the content and advertising within their corporations, and by allowing them to broadcast internal news and information to employees. The PointCast Intranet Broadcast Solution consists of the following four components:

  . PointCast Caching Manager. The PointCast Caching Manager is designed to reduce traffic through the corporate firewall from use of the PointCast Network by approximately 85%. It supports corporate alerts, allowing companies to rapidly inform employees of time-sensitive breaking news via multicast.

  . PointCast Intranet Broadcast Manager. The PointCast Intranet Broadcast Manager is designed to allow corporations to broadcast timely internal news and information, such as new product announcements, news on competitors, changes in employee benefits and other timely company information. A customized intranet channel runs alongside the public PointCast Network channels and is available only to employees securely behind the firewall.

  . PointCast Administrator. The PointCast Administrator is designed to enable IT professionals to control and configure PointCast Network channels for their employees. The IT department can filter up to five competitive advertisers and five channels and recommend or mandate that certain broadcasts such as those from suppliers or key partners appear on employee desktops. In addition, corporations can also optimize network performance by using PointCast Administrator to designate client update schedules.

  . PointCast Studio. The PointCast Studio is designed to enable corporations to use this bandwidth-optimized animation tool to create a customized look for their internal corporate channel and the animated advertising they may choose to run on their intranet channel. PointCast Studio supports dynamic animation effects, drag-and-drop graphics and precise creative control.

POINTCAST VIEWERSHIP

  The PointCast Network reaches a premium business audience that is highly attractive to advertisers. The value of the audience to advertisers is a function of demographic characteristics as well as the amount of time viewers spend with the PointCast Network to stay informed. The Company believes that its viewers are well-educated, affluent individuals who are likely to buy products and services online. Surveys indicate that the median annual income of a PointCast viewer is substantially higher than the median annual income of readers of Business Week and Forbes as reported by those publications. The Company believes its viewers spend more time using its service than users of any other leading Web site today. The Company had an average of approximately
1.2 million active viewers worldwide in the first quarter of 1998. An active viewer is someone who received at least one content update automatically or manually in the last month. In addition, since the PointCast Network was introduced in February 1996, the Company has received approximately 7.0 million registrations. A registration is generated when a viewer installs and registers the PointCast Network Client.

  The table below contains certain information from two 1997 surveys conducted by IntelliQuest Inc. which reflect differences that the Company believes exist between PointCast Network viewers and other Internet users.

                                                           POINTCAST   INTERNET
   DEMOGRAPHIC TRAITS:                                     VIEWERS (1)   USERS
   -------------------                                     ----------- ---------
   Average Age............................................  39 years   35 years
   Average Annual Household Income........................  $109,080   $ 66,025
   College Degree or Greater..............................       69%        42%
   Management.............................................       44%        33%
   Administrative/Services/Other..........................       15%        30%
   Purchased Online in 30 Days Prior to Survey............       32%        16%

--------
Sources: November 1997 PointCast Viewer Study, IntelliQuest Inc., and 1997 IntelliQuest WWITS Study

  The Company believes its viewers are more engaged, as measured by the duration and frequency of use, than are readers of business magazines and typical visitors to leading Web sites. For example, according to a report by Media Metrix in March 1998, the typical PointCast Network viewer is exposed to PointCast 6.8 days per month and an average of 57.2 minutes per usage day. According to the same report, a typical Yahoo! viewer uses Yahoo! for an average of 3.9 days per month and 7.0 minutes per usage day. In addition, Business Week reports that its average reader spends approximately 1.4 hours per weekly issue.

  Primarily through word of mouth and press articles, the Company has experienced a consistently high rate of new viewer registrations. Throughout 1997 and the first quarter of 1998, the Company has received between 850,000 and 1,000,000 registrations per quarter. Despite the strong awareness and interest in the PointCast Network, the Company has experienced a low retention rate in the first 90 days after registration. The Company has conducted market research to identify the causes of viewer attrition. According to a survey conducted by the Company, approximately two-thirds of respondents indicated that they left the PointCast Network for identifiable performance reasons associated with the PointCast Network Client. Based on this research, the Company intends to release a new version of the PointCast Network Client in the second half of 1998, which is designed to improve performance of the PointCast Network Client in specified areas. The Company believes that release of this new version will help improve viewer retention and may motivate former PointCast Network viewers to again use the PointCast Network. Many former PointCast Network viewers have indicated that they believe that the PointCast Network is a useful information source for business people. See "Risk Factors--Need to Retain and Increase Viewer Base."

  The Company released version 2.5 of the PointCast Network Client in April 1998, which begins to address certain identified software reliability issues. In addition, the Company is developing version 2.6 to specifically address performance issues. The Company expects that version 2.6 will be in beta testing in the third quarter of 1998. Importantly, version 2.6 is being developed to redesign the PointCast Network Client's animation engine to reduce its consumption of the PC's graphical display interface ("GDI") resource by more than two-thirds from an average of 43% to less than 7%, making it comparable to non-graphically intense desktop applications like popular word processors and spreadsheets. The Company believes version 2.6 will substantially improve PointCast Network Client's performance in key areas, including reducing the transition time between the SmartScreen and other applications and improving stability in a multi-tasking environment. The Company believes this is an important factor in increasing viewer retention. The Company intends to continue to improve and enhance the performance of the PointCast Network Client with new versions. For example, the Company is developing future upgrades to continue maximizing performance, address connectivity issues and assist viewers in the download and installation process.

  There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of versions 2.5, 2.6 or future upgrades, or that these products will provide the technological improvements the Company expects or that they will adequately meet the market's requirements. If the Company were to incur delays in the introduction of these versions, or if such versions do not provide the improvements expected, the Company's business, financial condition and results of operations could be materially adversely affected. See "Risk Factors--Need to Improve System Performance and Stability; New Product Development and Technological Changes."

ADVERTISING ON THE POINTCAST NETWORK

  The Company derives substantially all of its revenue from the sale of advertisements. Advertisements appear to viewers in the SmartScreen and the Channel Viewer modes and as logo sponsorships on the ticker. Advertising revenue represented 87.2% and 96.1% of the Company's total revenue for fiscal 1997 and the first quarter of 1998, respectively. The Company believes it has been able to achieve its advertising revenue to date primarily through the value proposition it offers to advertisers, the extensive knowledge and relationship base of its direct sales force, its regular marketing efforts targeted to the advertising community and through the sales efforts of the Company's local and national media partners.

  Advertising opportunities on the PointCast Network currently consist of 30-second animated commercials, a variety of SmartScreen, ticker and content sponsorships and banner advertisements, which are designed to meet a broad range of marketing objectives, including brand marketing, direct-response marketing and new product introductions. Each advertising unit includes an interactive element through a link to the advertisers' Web site. The majority of advertising sales today are based on the 30-second animated advertisements that PointCast pioneered. The Company believes it has produced and deployed more animated advertising units than any other internet-based property. These commercials combine attention-drawing advertisements with frequency of delivery to generate awareness and stimulate interest. Such advertisements also capitalize on the strengths of the Internet, allowing customers immediate access to more information and the ability to transact through an advertiser's Web site. Based upon the current rate card, a typical advertisement over a four week period on a National channel would yield between $38,000 and $54,000.

 Key Advantages

  PointCast believes that the characteristics of its viewer environment and demographics offer compelling reasons for advertisers to choose the PointCast Network to deliver their marketing messages. Advertisements on the PointCast Network are primarily seen by consumers at work who constitute an attractive audience in an environment that has previously been difficult for marketers to access. The ability to reach business consumers in their offices allows advertisers to appeal to the interests and needs of premium business audiences with products such as financial services, computers and automobiles, as well as products and services that can be purchased on behalf of their companies and organizations.

  Because all of the PointCast Network's viewers are registered, the Company has the ability to target advertisements by a variety of factors, including gender, location, age, occupation, special interest and channel selection. The PointCast Network is unique in its ability to download in advance, store on the viewer's system and sequentially play rich, 30-second animated commercials with no delay. PointCast's technology also includes the ability to track and report detailed advertising performance statistics. This data is collected on the viewer's computer and periodically uploaded to PointCast. The Company has created advertising reports which are more detailed than those available through other advertising venues. Like most advertising-supported Web sites, the PointCast Network can also report the total number of impressions and number of clicks generated. Unlike most advertising-supported Web sites, the PointCast Network reports tally the number of unique viewers who received a commercial, the frequency with which a commercial played and a demographic profile of those who clicked.

 Top Advertising Customers

  The Company has attracted a broad range of advertisers. During 1997, more than 200 advertisers placed advertisements on the PointCast Network. The following is a representative list of companies that purchased more than $30,000 in advertising on the PointCast Network during 1997:

                                                        TECHNOLOGY/
CONSUMER/TRAVEL/AUTOMOTIVE   FINANCIAL                  TELECOMMUNICATIONS
--------------------------   -------------------------  ---------------------

Avis Rent A Car, Inc.        American Express Company   3Com Corporation
Boise Cascade Office         AmeriTrade Holding         Compaq Computer
Products                     Corporation                 Corporation
BMW AG                       Charles Schwab & Co.,      Comp USA
Colgate-Palmolive             Inc.                      Computer Associates
 Company                     Donaldson, Lufkin &         International, Inc.
Continental Airlines,         Jenrette, Inc.            Gateway 2000 Inc.
 Inc.                        The Dreyfus Corporation    Hewlett-Packard Company
Inteli-Health, Inc.          E*TRADE Group, Inc.        International Business
Eastman Kodak Company        Fidelity Investments        Machines Corporation
Korean Air Lines              Institutional Services    Intel Corporation
Land Rover North              Company, Inc.             MCI Communications
America, Inc.                First Chicago NDB           Corporation
Daimler-Benz North            Corporation               Microsoft Corporation
 America Corp.               Founders Asset             Northern Telecom Limited
Pfizer, Inc.                  Management LLC            Oracle Corporation
The Procter & Gamble         NationsBank Corporation    SAP AG
 Company                     Northwestern Mutual Life   Texas Instruments
Saturn Corporation            Insurance Company          Incorporated
Levi Strauss & Company       Quick & Reilly             Toshiba America, Inc.
 (Slates)                    The Vanguard Group, Inc.
Toyota Motor Sales           VISA International
 (TMS), U.S.A., Inc.         Wells Fargo & Company

  Each of the Company's advertising contracts can be cancelled by the customer at any time on two weeks notice. Consequently, the Company's advertising customers may move their advertising to competing Internet sites, or from the Internet to traditional media, quickly and with minimal penalty, thereby increasing the Company's exposure to competitive pressures and fluctuations in net revenues and operating results. In selling Internet advertising, the Company also depends to a significant extent on advertising agencies, which exercise substantial control over the placement of advertising for the Company's existing and potential advertising customers. If the Company loses advertising customers, fails to attract new customers or is forced to reduce advertising rates in order to retain or attract customers, the Company's business, financial condition and operating results will be materially adversely affected. There can be no assurance that any of the Company's advertising customers, including those listed above, will continue to purchase advertising in the future. See "Risk Factors--Dependence on Advertising."

 Advertising Sales Organization

  As of March 31, 1998, the Company's sales organization consisted of 48 employees, including 24 advertising sales representatives located in Sunnyvale, New York, Los Angeles, Chicago and Miami. The staff collectively has advertising experience at traditional and online publishing firms and advertising agencies such as AOL, CMP Media Inc. ("CMP Media"), Foote Cone & Belding, The Hearst Corporation, The New York Times Company ("New York Times"), Prodigy Services Corporation, Time Warner Inc., Wired Ventures, Inc. ("Wired Ventures") and Ziff-Davis Inc. ("Ziff-Davis"). The Company believes that having an internal sales force with significant prior experience will allow it to better understand and meet advertisers' needs, increase its access to potential advertisers and maintain strong relationships with its existing base of advertising clients.

MARKETING AND DISTRIBUTION

  To date, the Company has built awareness of the PointCast Network primarily through press coverage and word of mouth. The Company's strategy is to increase its brand equity and overall awareness through formalized campaigns, including advertising, direct mail and other promotions. PointCast's extensive viewer database enables the Company to target service-related messages to active and former viewers. PointCast plans to leverage this asset to increase viewership by contacting past viewers with incentives to try new service upgrades or other offerings. The Company intends to conduct aggressive viewer reacquisition and reactivation programs around future software releases that address key performance issues. Similarly, PointCast plans to encourage viewer loyalty and referrals by targeting messages and offers to appropriate subsets of its installed base of viewers.

  The Company is highly focused on attracting corporate viewers. The Company works closely with IT professionals, executive management, corporate communications and corporate librarians in Fortune 1000 companies to build support for corporate-wide deployment of the PointCast Network. The Company is utilizing multiple distribution methods to increase corporate deployment, including a direct sales force, Solution Partners/VARs and vertical market partners.

  Direct Corporate. The Company has an enterprise sales and marketing force which is compensated based on the number of viewers acquired in corporations. In addition, the Company has a post-sale group that assists key accounts in the technical and marketing aspects of deploying throughout the enterprise. The Company has active relationships with more than 150 Fortune 1000 accounts.

  Solution Partners/VARs. The Company has recruited and trained more than 60 Solution Partners or VARs. Each Solution Partner creates customized PointCast intranet solutions and markets and distributes the PointCast Network in their own corporate accounts. Solution Partners extend the PointCast Network's capabilities by performing such functions as custom application development, database integration and corporate SmartScreen design. The Company's Solution Partners are compensated directly by corporate accounts for their assistance in installation, intranet content development, integration with legacy systems and other services. Examples of some of the Company's Solution Partners include:

  . Brainstorm Technology, Inc. With eight offices worldwide, Brainstorm Technology, Inc. provides business solutions for intranets, extranets and the Internet. Clients of Brainstorm utilizing the PointCast Network include Texaco, Continental Airlines, Security Capital Group and Dayton Hudson.

  . Randall Marsden Design. Randall Marsden Design is a developer of high-quality multimedia solutions, emphasizing content design, animation and graphics, whose clients utilizing the PointCast Network include Charles Schwab and Lockheed Martin.

  . SenseNet, Inc. SenseNet, Inc. ("SenseNet") is a premier provider of high-end Internet and intranet business solutions. Clients of SenseNet that utilize the PointCast Network include ConEdison, Kodak and Pfizer.

  . USWeb Northcoast. USWeb Northcoast is part of the USWeb network of qualified Internet/intranet systems integrators. Clients of USWeb utilizing the PointCast Network include CNA Insurance and Dana Corporation.

  Vertical Market Partners: The Company's vertical market partners, called Industry Insider partners, are leading firms such as Ambac, Coopers & Lybrand, EDS, Inteli-Health and KPMG, which are co-developing with the Company 27 industry channels covering 11 vertical markets. Each of the Company's vertical market partners markets and distributes the PointCast Network to its clients as part of its overall offerings. The Company works closely with these partners to win corporate accounts. For example, recently PointCast and KPMG persuaded several banks to test the PointCast Network Banking channels for future rollout in their organizations. In exchange for the content and distribution they offer PointCast, vertical market partners receive prominent co-branding on the PointCast Network Client, which increases awareness of their brand within their market. These professional services firms can also leverage their PointCast Network deployment activities to expand existing relationships with key customers.

CENTRAL BROADCAST FACILITY AND TECHNOLOGY

  In order to deliver personalized information and advertising to a mass audience, PointCast developed and operates a sophisticated client/server network that can scale to millions of viewers. Over the past three years, the

Company has refined a broadcast server solution that effectively and efficiently addresses the complex tasks of retrieving content feeds, compressing and delivering data and synchronizing delivery to clients globally. This internal server development effort has produced an intelligent server-based broadcast solution that is highly reliable, scales on the Internet and corporate Intranets and allows the collection of demographic and usage data from the PointCast Network Clients. In addition, the Company has leveraged this client/server architecture to implement proprietary methods for the description of information and identification of viewers that makes the sophisticated display modes in its client possible. Because it designed both the client and the server, the Company can tailor the service to provide additional value to corporate managers by allowing them to control the operation of PointCast Network Clients within their intranets in a manner that is extremely difficult to do with Web sites. The Company considers these proprietary client and server-side technologies and know-how to be significant strategic advantages over conventional Web site operators and other competitors.

  The Company intends to continue to develop internally its technology and broadcast infrastructure, as well as to integrate with externally developed, third-party server software where appropriate. For the initial client development, a number of proprietary technologies, including the networking layer and browser, needed to be built internally in order to achieve the level of integration and automation desired. Over time, it is the Company's intention to replace some of these client-side components with licensable or freely available technologies, so that the Company's technical teams can focus on future opportunities.

 The PointCast Network Internet Infrastructure

                            [GRAPHIC APPEARS HERE]

 A drawing depicting the Company's Network Internet Infrastructure within the
                United States and out to international viewers.

  The Company's Central Broadcast Facility, based on proprietary technologies and housed in a custom-built data broadcast facility located in the Company's Sunnyvale, California headquarters, is designed to be fully scalable, reliable and secure. The Company believes its robust end-to-end client/server Internet broadcast solution gives it significant strategic and operational advantages over others distributing news and information via the

Internet. On an average day, the Company estimates that the Central Broadcast Facility broadcasts approximately 450 million individual news and information items. The scalability of the server system is designed to accommodate rapid and efficient growth of PointCast Network viewership. The end-to-end structure of the PointCast Network client/server system allows the Company to seamlessly provide the entire installed viewer base with new versions of the PointCast Network Client software which contain new technologies. Without proprietary software on an individual's PC, it is extremely difficult for Web site operators publishing to standard browser software to automatically distribute new technologies to their entire user base.

  The PointCast Network broadcasting process begins with the acquisition and processing of over 150 independent streams of content from PointCast's various media providers. Content feeds flow into the Central Broadcast Facility via satellite, the Internet and leased lines, with secondary delivery methods in place as back-up for the most important data sources. The Company has developed technology that continuously formats and characterizes the raw feeds, without operator or editorial intervention. The individual news articles are then encoded, compressed, and populated into databases in preparation for broadcast to viewers. Content is broadcast to PointCast's viewers through a series of dedicated servers linked by proprietary software that is optimized for speed, load balancing and redundancy.

  The Central Broadcast Facility is linked to the Internet via a state-of-the-art OC48 fiber-optic connection to the Sunnyvale headquarters, with a second redundant fiber connection available in the case of catastrophic failure. The Company presently utilizes Internet connectivity distributed across several leading top-tier service providers, including ANS, InterNEX Technologies, Inc. ("InterNEX"), SAVVIS Communications Corporation ("SAVVIS") and UUNet Technologies, Inc. ("UUNET"), via private peering arrangements. Two Internet connections, InterNEX and UUNet, are available through the Palo Alto Internet Exchange maintained by Digital Equipment Corporation. A back-up facility, maintained in Plano, Texas under contract with EDS, replicates a portion of the functionality of the Central Broadcast Facility. Emergency electricity supplies are provided in the case of a power failure at the Sunnyvale headquarters through UPS and on-site generators. Since the launch of the PointCast Network in February 1996, the Central Broadcast Facility has been a reliable, mission-critical facility, sustaining constant operations 24 hours a day, seven days a week without interruption for well over 99% of the time. See "Risk Factors--Risk of System Failure."

 The PointCast Network Client

  PointCast Network viewers receive news and information from the Central Broadcast Facility through the PointCast Network Client. The PointCast Network Client software is based upon the Company's patented, proprietary technologies. The software confers advantages upon PointCast Network viewers through close integration with features supported by the Central Broadcast Facility. These competitive advantages include:

  . Minimization of bandwidth usage through data compression, differential downloading of content and intelligent client-side caching;

  . Personalization of content for each viewer in accordance with their individual selections and demographic interests;

  . Dynamic construction and playback of SmartScreen and ticker animations based upon the viewer's personalization and demographics;

  . The ability to pre-download, store on the viewer's system and sequentially play rich, 30-second animated commercials with no delay;

  . The ability to view a full news article even when the viewer is not actively connected to the Internet;

  . The collection and uploading of detailed viewership statistics, even for periods when a viewer is not actively connected to the Internet; and

  .  The invisible downloading of the PointCast Network Client updates.

  A key element of the Company's strategy to retain and increase its viewer base is to improve the performance and reliability of the PointCast Network through the introduction and release of enhancements and upgrades to its PointCast Network Client. The Company released version 2.5 of its PointCast Network Client in April 1998. The Company is currently developing version 2.6 and expects it to be released in the second half of 1998. There can be no assurance that the Company will not experience difficulties in the rollout of version 2.5 or difficulties that could delay or prevent the successful development, introduction and rollout of version 2.6, that versions 2.5 and
2.6 will provide the technological improvements the Company expects, that these products will adequately meet the market's requirements or that they will gain market acceptance. Furthermore, there is no assurance that during the rollout period of the new versions the Company will not continue to experience significant viewer attrition. If the Company were to incur delays in the introduction of version 2.6, or if these versions 2.5 and 2.6 do not provide the improvements expected or do not gain market acceptance, the Company's business, financial condition and results of operations could be materially adversely affected.

COMPETITION

  The market for Internet content and information services, and Internet advertising is new and rapidly evolving, and competition for viewers and advertisers is intense and is expected to increase significantly in the future. The Company competes for viewers with many other Internet content and service providers, including Web directories, search engines, shareware archives, sites that offer original editorial content, commercial online services and sites maintained by Internet service providers, as well as thousands of Internet sites operated by individuals, government and educational institutions. These competitors include subscription services such as Bloomberg, Dow Jones Telerate, NewsEdge, Reuters Limited, The Wall Street Journal Interactive Edition and other business-oriented internet sites, as well as free information, search and content sites or services offered by companies such as AOL, CNet, CNN/Time Warner, Excite, Infoseek, Lycos, Netscape and Yahoo! some of whom, such as CNN/Time Warner, may also provide content to the PointCast Network. The Company believes that the principal competitive factors in attracting Internet viewers include the quality of presentation the PointCast Network Client performance and the relevance, timeliness, depth and breadth of information and services offered by the Company. The Company also competes with many companies for advertisers, including those companies with whom the Company competes for viewers as well as traditional forms of media such as newspapers, magazines, radio and television. The Company believes that the principal competitive factors in attracting advertisers include the number of viewers of the PointCast Network, the demographics of the Company's viewers, the Company's ability to deliver focused advertising through the PointCast Network and the overall cost-effectiveness and value of advertising offered by the Company. The Company also believes that companies with access to large installed bases of end users through the telecommunications infrastructure are potential competitors of the PointCast Network. Such potential competitors could include regional Bell operating companies, cable television companies, long-distance telephone service providers and large content publishers.

  The Company currently has an agreement with Microsoft pursuant to which Microsoft includes the PointCast Network on its Active Desktop product. This agreement is scheduled to expire in September 1998, subject to Microsoft's right to renew the agreement for an additional year. Currently, the Company is not receiving a significant number of new viewer registrations as a result of this agreement and the Company does not believe Microsoft intends to renew the agreement. Although the Company is not aware of any plan by Microsoft to develop any directly competing product or service, Microsoft has a vastly greater installed user base and vastly greater financial, research and development, marketing, sales and distribution resources than the Company. The announcement or introduction by Microsoft of a directly competitive product could have an immediate, material adverse affect on the Company's business, financial condition and operating results. There is no provision in the Company's agreement with Microsoft which would prohibit Microsoft from competing with the Company.

  The Company expects competition to persist and intensify and the number of competitors to increase significantly in the future. Many of the Company's current competitors have significantly greater financial, editorial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships with advertisers and advertising agencies than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract viewers and advertisers than the Company. In addition, although the Company believes that it currently collects more data regarding its viewer profiles than its competitors, other companies are currently or have announced their intention to collect more detailed viewer profile information. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY

  The Company regards its intellectual property as critical to its success, and the Company relies on patent, trademark, copyright and trade secret laws in the United States laws and other jurisdictions to protect its proprietary rights. The Company has been issued one patent, has filed nine patent applications with the United States Patent and Trademark Office and has filed one patent applications in three foreign jurisdictions to protect certain aspects of its technology. The Company pursues the protection of its trademarks by applying to register the trademarks in the United States and (based on anticipated use) internationally, and is the owner of a registration for the PointCast trademark. There can be no assurance that any of the Company's pending or future patent or trademark applications will be granted or approved. In addition, there can be no assurance that the Company's current patent and trademarks or any future patents or trademarks will not be successfully challenged by others or invalidated or narrowed through the administrative process or litigation. Patent, trademark, copyright and trade secret protection may not be available or enforceable in every country in which the country in which the Company's products are distributed or made available. In addition, the Company seeks to protect its proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others. There can be no assurance that such agreements will provide adequate protection for the Company's proprietary rights in the event of any unauthorized use or disclosure, that employees of the Company, consultants, advisors or others will maintain the confidentiality of such proprietary information or that such proprietary information will not otherwise become known, or be independently developed, by competitors or others. The Company incorporates an electronic version of a "shrink wrap" license into all of its software distributed to end users in order to protect the Company's intellectual property rights in such software products. Since the electronic "shrink wrap" licenses are not signed by the end user, they may not be deemed enforceable under the laws of certain jurisdictions.

  Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of the Company or other companies within the industry. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's proprietary rights. Policing unauthorized use of the Company's proprietary technology and other intellectual property rights could entail significant expenses and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford the Company little or no effective protection of its intellectual property. Any such infringement or misappropriation, should it occur, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, there can be no assurance that third parties will not bring claims of patent, copyright or trademark infringement against the Company. The Company anticipates an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that the Company has misappropriated their trade secrets or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert the Company's resources, require the Company to enter into costly royalty or licensing arrangements, if available, or prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results. There can be no assurance that the Company would be able to enter into arrangements with such third parties on commercially reasonable terms allowing the Company to continue to use such patented technology or trademarks.

  From time to time, the Company receives notices that its products and services may infringe the intellectual property rights of others. In 1995, Unisys announced its intention to require the payment of royalties for the use of compression technology associated with the popular Graphics Interchange Format ("GIF"). In March 1998 the Company received a letter from Unisys stating that it holds a patent (the "Welch" patent) on certain data compression/decompression technology that it claims is applicable to the graphics incorporated in GIF file format in certain of the content and advertising delivered on the PointCast Network. The Company is currently reviewing the matter with its patent counsel in order to determine the scope of the claims in the Welch patent and to determine its response to Unisys' request that the Company license the Welch patent. The Company could incur additional expense and liability if the Company enters into a license with Unisys under the Welch patent or if the Company becomes involved in litigation with Unisys relating to the Welch patent. There is no assurance the Company will prevail in such litigation. If the Company's incorporation of GIF files in the content and advertising distributed on the PointCast Network is found to be within the scope of the Welch patent, the Company could incur liability and related expense resulting from such infringement. The assertion of these patent rights by Unisys, if successful, could result in additional expense to the Company should it decide to utilize a different graphics file format for the content and advertising distributed on the PointCast Network. There can be no assurance that the Company's products or services are not subject to the Welch patent.

  In March 1997, the Company received a letter from Wang, stating that Wang was interested in licensing a portion of its patent portfolio to PointCast or other interested parties involved in Internet-related technology. The Company reviewed the proffered patents with its patent counsel and has informed Wang that the Company is not interested in pursuing a purchase or license agreement at this time. Wang filed a lawsuit alleging patent infringement regarding some or all of the profferred patents against Netscape and AOL. In May 1998, this lawsuit was dismissed on summary judgment. There can be no assurance that Wang's lawsuit against Netscape and AOL will not be reinstated on appeal, or that Wang will not assert claims against the Company, notwithstanding the Company's belief that its products do not infringe the profferred Wang patents.

  In April 1997 the Company received a letter from Charles Hill & Associates stating that the operation of the PointCast Network infringes one or more claims of a patent which relates to updating an electronic product catalog across a network. After reviewing the patent, the Company's patent counsel concluded that the PointCast Network does not infringe any of the claims of the patent.

  There can be no assurance that infringement claims, or claims for indemnification resulting from infringement claims, based upon the foregoing or upon future claims will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company would incur significant costs and diversion of resources with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third-party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available on commercially reasonable terms or at all.

EMPLOYEES

  As of March 31, 1998, the Company had a total of 267 employees, of which 259 are based in the United States and 8 are based in Japan. Of the employees based in the United States, 91 were involved in engineering, 59 were engaged in marketing and customer support, 48 were involved in sales, and 61 had general and administrative duties. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

  The Company has rapidly and significantly expanded its operations and anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. This rapid growth has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. From January 1, 1996 to March 31, 1998, the Company grew from 57 to 267 employees. The Company has also recently added a number of key managerial and technical employees and the Company expects to add additional key personnel in the future.

FACILITIES

  The Company leases approximately 64,800 square feet of office space in a building in Sunnyvale, California that houses the Company's principal administrative, finance, sales, marketing, Internet broadcasting operations and product development.

  The Company's Sunnyvale headquarters facility is leased for a term of 5 1/2 years through October 31, 2002 and the Company has two five-year renewal options. The Company subleases a facility contiguous to its headquarters through August 2000. The Company is obligated under the lease for this facility through October 31, 2002. The Company also has a short term operating lease for a sales office in New York and is seeking office space of approximately 2,500 square feet to replace this short term lease. The Company anticipates that additional facilities will be required if the Company is successful in achieving its growth objectives and believes that suitable additional space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

  The Company is from time to time a party to legal proceedings that arise in the ordinary course of business. There is no pending or threatened legal proceeding to which the Company is a party that, in the opinion of the Company's management, is likely to have a material adverse effect on the Company's business, financial condition or operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

  The following table sets forth the names, ages and positions of the executive officers, key employees and directors of the Company, as of April 30, 1998:

          NAME           AGE                           POSITION(S)
          ----           ---                           -----------
David W. Dorman......... 44  Chairman, President and Chief Executive Officer
Philip J. Koen.......... 46  Senior Vice President, Finance and Operations
                             and Chief Financial Officer
Jaleh Bisharat.......... 39  Senior Vice President, Marketing
Douglas W.C. Boake...... 32  Senior Vice President, Strategic Sales and Affiliate Development
James F. Wickett........ 47  Senior Vice President, Worldwide Business Development
Gary A. Paranzino....... 37  Vice President, General Counsel and Secretary
Sanford R. Climan....... 42  Director
Jonathan Feiber(2)...... 41  Director
Charles Geschke(1)...... 58  Director
Kevin R. Harvey(1)...... 33  Director
Gregory P. Hassett...... 32  Director
Steven Heyer............ 45  Director
Andrew S. Rachleff(2)... 39  Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  David W. Dorman has served as the Company's President and Chief Executive Officer since November 1997 and as the Company's Chairman since February 1998. Mr. Dorman served as the Executive Vice President of SBC Communications, a telecommunications company, from August 1997 to November 1997 following last year's merger between SBC Communications Inc. and Pacific Telesis Group, Pacific Bell's parent company. Prior to the merger, Mr. Dorman served as Chairman of the Board of Directors, President and CEO of Pacific Bell, a telecommunications company, from July 1994 to July 1997. From 1981 to 1994, Mr. Dorman held several senior management positions, including President of the Sprint Business division of Sprint Corporation, a telecommunications company. Mr. Dorman is also a director of 3Com Corporation and Scientific-Atlanta, Inc. Mr. Dorman received a B.S. from the Georgia Institute of Technology.

  Philip J. Koen has served as Senior Vice President, Finance and Operations and Chief Financial Officer of the Company since May 1997. From December 1993 to May 1997, he served as Chief Financial Officer of Etec Systems, Inc., a maker of semiconductor equipment used to create photolithography mask patterns. From April 1989 to December 1993, he served as Chief Financial Officer and Vice President of Manufacturing at Levolor Corporation, a consumer products manufacturer. Mr. Koen is a director of Centura Software Corporation, a software developer. Mr. Koen received a B.A. from Claremont McKenna College and an M.B.A. from the University of Virginia. Mr. Koen is a certified public accountant, inactive status.

  Jaleh Bisharat has served as Senior Vice President, Marketing of the Company since February 1997. Ms. Bisharat served as Vice President, Marketing upon joining the Company in January 1996. From January 1995 through January 1996, Ms. Bisharat served as General Manager, Lotus Database Division of Lotus Development Corporation. From September 1991 through December 1995, she served as Vice President, Marketing of Approach Software, a database software company acquired by Lotus Development Corporation in July 1993. Ms. Bisharat holds an A.B. from Harvard University and an M.B.A. from Harvard Business School.

  Douglas W.C. Boake has served as Senior Vice President, Strategic Sales and Affiliate Development of the Company since March 1998. From December 1997 to February 1998, Mr. Boake served as Vice President, International for the Company and from May 1996 to December 1997, he served as the Company's Vice

President, Pacific Rim. From October 1993 to April 1996, Mr. Boake served as Vice President, International of Radius Inc., a graphics peripherals and software company. From October 1988 to October 1993, Mr. Boake served as President, Representative Director and Managing Director, Pacific Rim of Claris Japan, Inc., a wholly owned Japanese subsidiary of Claris Corporation (now FileMaker, Inc.), a database software company. Mr. Boake earned a B.A. from Rice University.

  James F. Wickett has served as Senior Vice President, Worldwide Business Development of the Company since February 1997. He served as Vice President, Worldwide Business Development upon joining the Company in July 1996. Mr. Wickett served as Chief Operating Officer and as a director of Rocket Science Games, Inc., an interactive video game company, from March 1995 to July 1996 and as Vice President, Business Development from December 1993 to March 1995. Mr. Wickett served as Chief Operating Officer of Structural Analysis Technologies, Inc., a software developer, from June 1991 through June 1993. Previously, Mr. Wickett served in executive positions with companies in the video services industry including One Pass, Inc. Mr. Wickett is a director of Epiphany, Inc., a marketing software company. Mr. Wickett is a member of the California state bar (inactive status).

  Gary A. Paranzino has served as Vice President, General Counsel and Secretary of the Company since February 1998. He served as Assistant General Counsel upon joining the Company in July 1996. From September 1986 to July 1996, Mr. Paranzino practiced law in New York, most recently with Morgan, Lewis & Bockius LLP. Mr. Paranzino earned an A.B. from Cornell University and a J.D. from Cornell Law School and is a member of the California and New York state bars.

  Sanford R. Climan has served as a director of the Company since December 1995. Since June 1997, Mr. Climan has been a Senior Management Team Member at Creative Artists Agency, Inc., a literary and talent agency. From October 1995 to May 1997, Mr. Climan served as an Executive Vice President of MCA (now Universal Studios, Inc.), an entertainment company. From June 1986 to September 1995, Mr. Climan held various executive management positions at Creative Artists Agency, Inc. Mr. Climan is also a director of Signature Resorts, Inc., a time-share resort developer and operator. Mr. Climan has a B.A. from Harvard College, an M.B.A. from Harvard Business School and an M.S. in Health Policy and Management from the Harvard School of Public Health.

  Jonathan Feiber has served as a director of the Company since June 1994. Mr. Feiber has been a General Partner of Mohr, Davidow Ventures, a venture capital firm, since 1991. From 1983 to 1991, Mr. Feiber held numerous management positions at Sun Microsystems, Inc., most recently as Vice President, Networking. Mr. Feiber is also a director of several privately held companies. Mr. Feiber earned a B.A. in Computer Sciences from the University of Colorado.

  Dr. Charles Geschke has served as a director of the Company since October 1994. Dr. Geschke founded Adobe Systems, Inc. ("Adobe"), a computer software company, in December 1982 and has served as its President since April 1989 and as the Chairman of the board of directors since September 1997. Dr. Geschke is also a director of Rambus Inc., a semiconductor technology company. Prior to founding Adobe in December 1982, Dr. Geschke was the manager of the imaging sciences laboratory at Xerox Corporation's Palo Alto, California research center. Dr. Geschke received an A.B. and an M.S. from Xavier University and a Ph.D. from Carnegie Mellon University.

  Kevin R. Harvey has served as a director of the Company since June 1994. Mr. Harvey has been a General Partner of Benchmark Capital, a venture capital firm, since January 1995. In August 1990, Mr. Harvey founded Approach Software ("Approach"), a software company, where he served as the President and Chief Executive Officer until July 1993 when Approach was sold to Lotus Development Corporation. From July 1993 to January 1995, he served as General Manager for Lotus Development Corporation. Prior to founding Approach, Mr. Harvey founded Styleware, a software company, which was subsequently sold to Claris Corporation. Mr. Harvey is also a director of Silicon Gaming, Inc., an entertainment and gaming technology company and a director of several privately held companies. Mr. Harvey holds a B.S.E.E. from Rice University.

  Gregory P. Hassett co-founded the Company in 1992 and has served as a director of the Company since June 1997. He previously served as the Company's Senior Vice President, Engineering from January 1998 to April 1998 and as the Company's Vice President, Engineering from June 1992 to January 1998. From 1981 to May 1992, Mr. Hassett was a software engineer for Digital Equipment Corporation, a computer hardware and technical services company.

  Steven Heyer has served as a director of the Company since October 1997. Since January 1998, Mr. Heyer has been the President and Chief Operating Officer of Turner Broadcasting Systems, Inc., a wholly owned subsidiary of Time Warner Inc., an entertainment company. From September 1992 through May 1994, he was the President and Chief Operating Officer of Young & Rubicam Inc., an advertising company. Mr. Heyer is also a director of Vistana Inc., a time-share resort development and operating company. Mr. Heyer received an A.B. from Cornell University and an M.B.A. from the New York University Stern School of Business.

  Andrew S. Rachleff has served as a director of the Company since June 1994. Mr Rachleff has been a General Partner of Benchmark Capital, a venture capital firm, since January 1995 and a General Partner of Merrill, Pickard, Anderson & Eyre V, L.P., a venture capital firm, since 1989. Mr. Rachleff is also a director of CATS Software Inc. and several privately held companies. Mr. Rachleff received a B.S. degree from the University of Pennsylvania and an M.B.A. from the Stanford University Graduate School of Business.

  The number of directors of the Company is currently fixed at nine. At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the next annual meeting following election and until their successors have been duly elected and qualified.

  Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

DIRECTOR COMPENSATION

  The Company does not pay cash compensation to its directors, but does reimburse directors for expenses incurred in attending board and committee meetings. The Company has also adopted the 1998 Director Option Plan. See "Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee was formed in April 1996 to review and approve all forms of compensation and benefits for the executive officers and directors of the Company and its subsidiaries, administer the Company's stock purchase and stock option plans and make recommendations to the Board of Directors regarding such matters. The committee is currently composed of Charles Geschke and Kevin R. Harvey. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

AUDIT COMMITTEE

  The Company's Audit Committee was formed in April 1996 to review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's independent auditors, the scope of the annual audits, fees to be paid to the independent auditors and the accounting practices of the Company. The committee is currently composed of Jonathan Feiber and Andrew S. Rachleff.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

  The Company entered into employment agreements with Messrs. Christopher Hassett and Gregory Hassett in June 1997, setting forth terms under which Messrs. Hassett agreed to serve as part-time employees of the

Company upon cessation of their respective full-time employment arrangements. The employment agreements provide for compensation of $250,000 to Christopher Hassett and $150,000 to Gregory Hassett for the 12 months after the termination of their respective employment arrangements and that Messrs. Hassett shall be free to serve as directors, employees, consultants or advisors to any other corporation or other business enterprise without the prior written consent of the Company so long as such activities do not interfere with their duties and obligations under the respective agreements, including covenants not to compete and solicit. The covenants not to compete and not to solicit terminate upon a change of control of the Company.

  The Company entered into an employment agreement with Mr. David Dorman in October 1997, which was amended in February 1998 (as amended, the "Employment Agreement"), pursuant to which Mr. Dorman agreed to serve as Chief Executive Officer and President of the Company, as well as Chairman of the Company's Board of Directors. In addition, the Company agreed to re-nominate Mr. Dorman for Board membership when his initial term expires. Under the Employment Agreement, Mr. Dorman received a starting bonus of $1,437,500 and an annual base salary of $250,000. The Employment Agreement provides that Mr. Dorman is eligible to receive a bonus in the Company's fiscal year ended December 31, 1999, with installment payments to be paid at the end of each quarter of such fiscal year based upon performance criteria mutually acceptable to Mr. Dorman and the Board of Directors; provided, however, that the amount of such bonus payments shall not be less than $250,000 in the aggregate; and provided further, that the payment of any such bonuses shall be subject to Mr. Dorman's continued employment with the Company through the end of such fiscal quarters. In addition, Mr. Dorman is entitled to receive at the end of the Company's 1999 fiscal year an additional bonus of $1,800,000 if (i) the Company has achieved a total year-end viewership of at least 3,000,000 viewers; (ii) the Company's audited financial statements for fiscal 1999 determined on a consolidated basis reflect positive operating income in the aggregate of at least $0.01; and (iii) Mr. Dorman remains employed by the Company through the end of that fiscal year. The Company periodically evaluates the available evidence to determine whether it is probable that the goals associated with the bonus will be achieved and will begin to record expense associated with the bonus in the period such a determination is made.

  In connection with the Employment Agreement, the Company loaned Mr. Dorman $1,400,000, all of which remains outstanding. Mr. Dorman has entered into a full-recourse promissory note for this loan. The note is also secured by 70% of the 83,334 shares of Series E Preferred Stock of the Company purchased by Mr. Dorman and 70% of the 250,000 shares of Series E Preferred Stock granted to Mr. Dorman. The loan is due and payable upon the earlier of the four-year anniversary of Mr. Dorman's employment date or ninety days following the date upon which Mr. Dorman's employment with the Company terminates. The loan bears interest at the rate of 6.01%, compounded semi-annually and interest is payable annually.

  Also pursuant to the Employment Agreement, the Company extended a second loan to Mr. Dorman of $600,000, all of which remains outstanding Mr. Dorman has entered into a full-recourse promissory note for this loan. The note is also secured by the remaining 30% of the Series E Preferred Stock not securing the loan described above. This loan is due and payable upon the earlier of the four-year anniversary of Mr. Dorman's employment date or ninety days following the date upon which Mr. Dorman's employment with the Company terminates. This loan bears interest at the rate of 6.01% compounded semi-annually and interest is payable annually.

  In connection with the Employment Agreement, Mr. Dorman received a stock option to purchase 1,666,667 shares of the Company's Common Stock at an exercise price of $6.00 per share, which vests at the rate of 1/48th of the shares on each month following the first day of Mr. Dorman's employment with the Company. The Employment Agreement provides Mr. Dorman with the right to purchase 83,334 shares of the Company's Series E Preferred Stock at a purchase price of $14.25 per share. This right was exercised in December 1997. Mr. Dorman also received a stock bonus of 250,000 shares of the Company's Series E Preferred Stock with a fair market value equal to $14.25 per share (the "Restricted Stock"), which vests with respect to 62,500 shares on October 22, 1998, and with respect to 5,208 shares on the 22nd day of each month thereafter, until all shares are vested on October 22, 2001, subject in each case to Mr. Dorman's continued employment. If within two years following Mr. Dorman's employment commencement date, Mr. Dorman's employment with the Company is involuntarily terminated by the Company without cause, then Mr. Dorman's Restricted Stock and stock options shall vest as to an additional 25% of the remaining unvested shares covered by such awards on the date of such termination of employment and Mr. Dorman shall receive a lump sum payment of $250,000, less applicable withholding, promptly following such termination of employment. An additional 25% of the remaining unvested shares covered by such awards vest in the event of Mr. Dorman's death. In the event of a change of control or upon the closing of this offering, Mr. Dorman's Restricted Stock and his stock options shall become 100% vested.

  Under the terms of an employment agreement reached in May 1997, the Company granted to Mr. Philip J. Koen an option to purchase 339,458 shares of the Company's Common Stock at an exercise price of $1.50 per share. Such shares are subject to certain vesting provisions, but shall become fully vested and exercisable upon a merger of the Company in which greater than 50% of the total voting power is transferred. In the event that Mr. Koen is involuntarily terminated, he will continue to receive salary and benefits for six months and his unvested options shall be accelerated by two years. See "Certain Transactions."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its employees and agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties.

  The Company has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning the compensation earned during the Company's fiscal year ended December 31, 1997 by the Company's Chief Executive Officer and each of the Company's other most highly compensated current executive officers and executive officers serving at December 31, 1997 whose total annual salary and bonus during such fiscal year exceeded $100,000 (collectively, the "Named Officers"):

                           SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                                             COMPENSATION
                                                        -----------------------
                                ANNUAL COMPENSATION             AWARDS
                                --------------------    -----------------------
                                                        RESTRICTED
                                                          STOCK     SECURITIES
                                                          AWARDS    UNDERLYING
  NAME AND PRINCIPAL POSITION   SALARY($)  BONUS($)         ($)     OPTIONS(#)
  ---------------------------   --------- ----------    ----------- -----------
David W. Dorman(1)............. $ 49,359  $1,437,500    $3,562,500   1,750,001
 Chairman, President and Chief
 Executive Officer
Christopher R. Hassett(2)......  175,000      50,000            --          --
 Chairman, President and Chief
 Executive Officer
Philip J. Koen(3)..............  111,923      44,769            --     339,458
 Senior Vice President, Finance
 and Operations and Chief
 Financial Officer
Jaleh Bisharat.................  184,328      50,000            --     133,334
 Senior Vice President, Market-
 ing
James F. Wickett...............  150,000      75,000            --     233,334
 Senior Vice President,
 Worldwide Business Development
Anna Zornosa(4)................  135,000      85,500(5)         --          --
 Senior Vice President,
 Advertising, Sales and
 Affiliate Development
Douglas Boake..................  141,667      25,000            --      20,000
 Senior Vice President,
 Strategic Sales and Affiliate
 Development

--------
(1) Mr. Dorman joined the Company in October 1997. Mr. Dorman's salary for 1997 reflects a partial year of service. Mr. Dorman's annual base salary is $250,000. Under his Employment Agreement, Mr. Dorman received a bonus of restricted stock of 250,000 shares of the Company's Series E Preferred Stock with a fair market value of $14.25 per share, which shall be fully vested upon the closing of this offering. No dividends are paid on Mr. Dorman's Restricted Stock. See "Management--Employment Agreements and Change of Control Arrangements."
(2) Mr. Hassett served as the Company's President and Chief Executive Officer until July 1997 and as Chairman of the Board of Directors from June 25, 1997 until December 31, 1997.
(3) Mr. Koen joined the Company in May 1997. Mr. Koen's salary for 1997 reflects a partial year of service. Mr. Koen's annual base salary is $180,000.
(4) Ms. Zornosa resigned from her position effective April 1, 1998.
(5) Represents amounts paid to Ms. Zornosa as commissions.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth for each of the Named Officers certain information concerning stock options granted during the Company's fiscal year ended December 31, 1997. No stock appreciation rights were granted during the Company's fiscal year ended December 31, 1997.

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                                                                       ANNUAL RATES OF STOCK
                                                                                        PRICE APPRECIATION
                                          INDIVIDUAL GRANTS                             FOR OPTION TERM(5)
                         ------------------------------------------------------- ---------------------------------
                         NUMBER OF      PERCENT OF
                         SECURITIES       TOTAL
                         UNDERLYING      OPTIONS
                          OPTIONS       GRANTED TO  EXERCISE
                          GRANTED       EMPLOYEES     PRICE    MARKET EXPIRATION
          NAME             (#)(1)       IN 1997(2) ($ / SH)(3) PRICE   DATE(4)     0%($)      5%($)      10%($)
------------------------ ----------     ---------- ----------- ------ ---------- ---------- ---------- -----------
David W. Dorman(6)...... 1,666,667        50.81%     $ 6.00    $ 6.00  10/21/07          -- $6,288,950 $15,937,420
                            83,334         2.54       14.25     14.25        --          --    746,810   1,892,560
Christopher R. Hassett..        --           --          --        --        --          --         --          --
Philip J. Koen(7).......   339,458        10.35        1.50      4.50   6/24/07  $1,018,370  1,979,040   3,452,910
Jaleh Bisharat..........    66,667(8)      2.03        6.00      6.00   8/26/07          --    251,560     637,500
                            66,667(9)      2.03        6.00      6.00   8/26/07          --    251,560     637,500
Douglas W.C. Boake......    20,000         0.61        6.75      6.75  10/30/07          --     84,900     215,160
James F. Wickett........    66,667(10)     2.03        3.00      3.00   1/06/02          --    125,780     318,750
                           100,000(11)     3.05        6.00      6.00   8/26/07          --    377,340     956,250
                            66,667(12)     2.03        6.00      6.00   8/26/07          --    251,560     637,500
Anna Zornosa............        --           --          --        --        --          --         --          --

--------
 (1) Except as noted, options were granted under the Company's 1994 Option Plan and generally vest over four years as to 1/4 of the total after one year and 1/48 of the total at the end of each subsequent month. In each case, vesting is subject to the optionees' continued relationship with the Company. Once exercised, the unvested shares become subject to the Company's right to repurchase the shares at the original purchase price. The Company's repurchase right lapses over time at such times and in such amounts as the shares would have vested and become exercisable under the option agreement(s) pursuant to which the options were granted.
 (2) In 1997, the Company granted options to purchase an aggregate of 3,279,963 shares of Common Stock.
 (3) In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with high technology companies. The exercise price may be paid in cash, check or promissory note, or any combination of such methods.
 (4) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.
 (5) The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices.
 (6) In October 1997, in connection with his Employment Agreement, Mr. Dorman also received options to purchase 1,666,667 shares of the Company's Common Stock at an exercise price of $6.00 per share which vests at the rate of 1/48 of the shares on each month following the first day of Mr. Dorman's employment with the Company. With regard to this grant 83,334 shares are incentive stock options, and 1,583,333 shares are nonstatutory stock options. The Employment Agreement also provided Mr. Dorman with the fully vested right to purchase 83,334 shares of the Company's Series E Preferred Stock at a purchase price of $14.25 per share. See "Employment Agreements and Change of Control Arrangements" and "Certain Transactions."
 (7) Mr. Koen received an option outside of the Company's existing stock plans. See "Employment Agreements and Change of Control Arrangements" and "Certain Transactions."
 (8) The shares subject to this option vest over 12 months. With regard to this grant, 55,978 shares are incentive stock options, and 10,689 shares are nonstatutory stock options.
 (9) With regard to this grant, 5,555 shares are incentive stock options, and 61,112 shares are nonstatutory stock options.
(10) With regard to this grant, 595 shares are incentive stock options, and 66,072 shares are nonstatutory stock options.
(11) The shares subject to this option vest over 12 months. With regard to this grant, 46,369 shares are incentive stock options, and 53,631 shares are nonstatutory stock options.
(12) All of the options subject to this grant are nonstatutory stock options.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
VALUES

  The following table sets forth certain information with respect to the Named Officers concerning options exercised during the year ended December 31, 1997 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1997. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Common Stock as of December 31, 1997.

                                      VALUE REALIZED    NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                          NUMBER OF  (MARKET PRICE AT  UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                           SHARES     EXERCISE LESS     OPTIONS AT FY-END(#)          FY-END($)(1)
                         ACQUIRED ON     EXERCISE     ------------------------- -------------------------
      NAME               EXERCISE(#)    PRICE)($)     EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----               ----------- ---------------- ----------- ------------- ----------- -------------
David W. Dorman.........    86,668       $ 10,000        69,444     1,597,223    $104,170    $2,395,840
Christopher R. Hassett..        --             --            --            --          --            --
Philip J. Koen..........   133,334        600,000            --       206,125          --     1,236,750
Jaleh Bisharat..........    65,692        182,293        82,442       247,967     471,430     1,162,290
Douglas W. C. Boake.....        --             --        35,626        74,374     240,480       382,030
James F. Wickett........        --             --       108,889       271,112     467,920       960,090
Anna Zornosa............    43,317        127,349        58,875       111,080     410,830       776,840

--------
(1) Calculated by determining the difference between the fair market value of the securities underlying the option at December 31, 1997 ($7.50 per share as determined by the Board of Directors) and the exercise price of the Named Officer's option. In determining the fair market value of the Company's Common Stock, the Board of Directors considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with high technology companies.

STOCK PLANS

 1994 Stock Plan

  The Company's 1994 Stock Plan (the "1994 Plan") was adopted by the Board of Directors in July 1994 and approved by the stockholders in July 1994 and as amended from time to time. A total of 8,333,334 shares of Common Stock, plus annual increases to be added on the first day of the Company's fiscal year (beginning in 1999) equal to the lesser of (i) 2,000,000 shares; (ii) 5% of the outstanding shares; or (iii) a lesser amount determined by the Board of Directors, are currently reserved for issuance pursuant to the 1994 Plan. Unless terminated sooner, the 1994 Plan will terminate automatically in May 2008.

  The 1994 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, (the "Code") to employees (including officers and employee directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants.

  The 1994 Plan may be administered by the Board of Directors or a committee of the Board (as applicable, the "Administrator"). The Administrator has the power to determine the terms of the options or SPRs granted, including the exercise price of the option or SPR, the number of shares subject to each option or SPR, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the 1994 Plan, provided that no such action may affect any share of Common Stock previously issued and sold or any option previously granted under the 1994 Plan.

  The exercise price of all incentive stock options granted under the 1994 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of nonstatutory stock options and SPRs granted under the 1994 Plan is determined by the Administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the

Code, the exercise price must be at least equal to the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1994 Plan may not exceed ten years. No employee may be granted options to purchase more than 2,000,000 shares in any fiscal year of the Company.

  In the case of SPRs, unless the Administrator determines otherwise, the Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with the Company for any reason (including death or disability). The purchase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator.

  Options and SPRs granted under the 1994 Plan are generally not transferable by the optionee, and each option and SPR is exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1994 Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of the Company, or within six months or twelve months after such optionee's termination by disability or death, respectively, but in no event later than the expiration of the option's term.

  The 1994 Plan provides that in the event of a merger of the Company with or into another corporation, or a sale of substantially all of the Company's assets, (i) the vesting of each outstanding option and share that was subject to an option but is still subject to vesting pursuant to a restricted stock purchase agreement shall accelerate as to an additional one year's vesting; and
(ii) each option and SPR shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and SPRs are not assumed or substituted for by the successor corporation, the option or SPR will terminate as of the closing of the merger or asset sale.

 1998 Employee Stock Purchase Plan

  The Company's 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan") was adopted by the Board of Directors in May 1998, subject to stockholder approval. A total of 500,000 shares of Common Stock has been reserved for issuance under the 1998 Purchase Plan, plus annual increases to be added on the first day of the Company's fiscal year (beginning in 1999) equal to the lesser of (i) 750,000 shares; (ii) 2.5% of the outstanding shares on such date; or
(iii) a lesser amount determined by the Board.

  The 1998 Purchase Plan, which is intended to qualify under Section 423 of the Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day before August 1, 2000.

  Employees are eligible to participate if they are customarily employed by the Company or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (i) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of the capital stock of the Company; or
(ii) whose rights to purchase stock under all employee stock purchase plans of the Company accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under the 1998 Purchase Plan. The 1998 Purchase Plan permits participants to purchase Common Stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but excludes payments for overtime, shift premium, incentive compensation, incentive payments, bonuses and other compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,667 shares.

  Amounts deducted and accumulated by the participant are used to purchase shares of Common Stock at the end of each purchase period. The price of stock purchased under the 1998 Purchase Plan is 85% of the lower of the fair market value of the Common Stock (i) at the beginning of the offering period; or (ii) at the end of the purchase period; provided, however, that the Board may change the determination of the purchase price with respect to subsequent offering periods to 85% of the fair market value of the Common Stock at the end of the purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with the Company.

  Rights granted under the 1998 Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1998 Purchase Plan. The 1998 Purchase Plan provides that, in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1998 Purchase Plan will terminate in 2008. The Board of Directors has the authority to amend or terminate the 1998 Purchase Plan, including shortening or terminating an offering period at any time, except that no such action may adversely affect any outstanding options under the 1998 Purchase Plan.

 1998 Director Option Plan

  The 1998 Director Option Plan (the "Director Plan") was adopted by the Board of Directors in May 1998, and is subject to stockholder approval. The Director Plan provides for the grant of nonstatutory stock options to non-employee directors. The Director Plan has a term of ten years, unless terminated sooner by the Board. A total of 200,000 shares of Common Stock has been reserved for issuance under the Director Plan, plus annual increases to be added on the first day of the Company's fiscal year (beginning in 1999) equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the Director Plan to 200,000 shares; or (ii) a lesser amount determined by the Board.

  The Director Plan provides that each non-employee director will receive an automatic grant of nonqualified stock options to purchase 20,000 shares of Common Stock (the "First Option") at an exercise price per share equal to the fair market value on the date of grant. In addition to the First Option, each non-employee director shall automatically be granted an option to purchase 5,000 shares (a "Subsequent Option") each year on the date of the Company's annual meeting of stockholders, if on such date he or she shall have served on the Board for at least six months. Each First Option and Subsequent Option shall have a term of 10 years. The shares subject to the First Option shall vest as to 25% of the optioned stock one year from the date of grant, and 1/48 of the optioned stock shall vest each month thereafter, so long as the optionee remains a director of the Company on such dates. The shares subject to the Subsequent Option shall vest as to 100% of the optioned stock on the fourth anniversary of the date of grant.

  In the event of a merger of the Company or the sale of substantially all of the assets of the Company, (i) each outstanding option shall accelerate as to 25% of the option shares; and (ii) each outstanding option may be assumed or an equivalent option substituted for by the successor corporation. If an option is not assumed or substituted for by the successor corporation, the option will terminate as of the closing of the merger or asset sale. If an option is assumed or substituted for by the successor corporation, it shall continue to vest as provided in the Director Plan. Options granted under the Director Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within twelve months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. No option granted under the Director Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The Director Plan will terminate in 2008.

                             CERTAIN TRANSACTIONS

  In December 1997, the Company granted to Benchmark Capital Partners, L.P. a Common Stock Purchase Warrant to purchase 182,786 shares of Common Stock at an exercise price of $7.50 per share and to Benchmark Founders' Fund, L.P. a Common Stock Purchase Warrant to purchase 25,548 shares of Common Stock at an exercise price of $7.50 per share. Kevin R. Harvey and Andrew S. Rachleff, members of the Company's Board of Directors, are managing members of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. The warrants were granted in exchange for services rendered by Mr. Harvey as acting Chief Executive Officer while the Company completed its search for a Chief Executive Officer. Mr. Harvey received no cash compensation for such services.

  In December 1997, the Company loaned Mr. Dorman $421,000. This loan bore no interest and was repaid in full in March 1998.

  In December 1997, pursuant to the Employment Agreement entered into in October 1997, the Company granted a stock bonus to Mr. Dorman of 250,000 shares of the Company's Series E Preferred Stock. The Company recorded a deferred stock compensation expense of $3.6 million in connection with the stock bonus based on the prices of shares sold to unaffiliated investors in contemporaneous transactions. See "Employment Agreements and Change of Control Arrangements."

  In November 1997, in connection with the Employment Agreement, the Company extended loans to Mr. Dorman in the amount of $1,400,000 and $600,000. See "Employment Agreements and Change of Control Arrangements."

  In May 1997, the Company granted to Mr. Koen an option outside of the Company's existing option plans to purchase 339,458 shares of Common Stock at an exercise price of $1.50 per share, which was below the then fair market value of the Company's Common Stock of $4.50 per share. The option is exercisable as to 1/4th of the shares on the first anniversary of the vesting commencement date of May 19, 1997 and an additional 1/48th of the shares become exercisable at the end of each month thereafter. In addition, the shares subject to such option become fully vested and exercisable upon a merger of the Company in which greater than 50% of the total voting power is transferred. The Company recorded a deferred stock compensation expense of $1.0 million which is being amortized over the four-year vesting period of the options. In October 1997, Mr. Koen exercised stock options to purchase 133,334 shares of Common Stock with a full recourse promissory note in the amount of $200,000 with an interest rate of 6.01%. The entire principal amount under the loan remains outstanding.

  In June 1997, Messrs. Christopher and Gregory Hassett sold 216,667 and 125,000 shares of the Company's Common Stock, respectively, at a purchase price $6.00 per share, to Benchmark Capital Partners, L.P., Benchmark Founders' Fund, L.P., Merrill, Pickard, Anderson & Eyre V, L.P. and Mohr, Davidow Ventures III. Kevin Harvey and Andrew S. Rachleff, members of the Company's Board of Directors, are managing members of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. Mr. Rachleff is also a General Partner of MPAE V Management Co., the General Partner of Merrill, Pickard, Anderson & Eyre V, L.P. Jonathan Feiber, also a member of the Company's Board of Directors, is a General Partner of WLPJ Partners, the General Partner of Mohr, Davidow Ventures III. The Company waived its rights of first refusal related to the sales of such shares and any notice requirements in connection therewith.

  The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to execute such agreements with its future directors and executive officers. See "Management--Limitation of Liability and Indemnification Matters."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of April 1, 1998 and as adjusted to reflect the sale of Common Stock offered hereby for (i) each person or entity who is known by the Company to beneficially own five percent (5%) or more of the outstanding Common Stock of the Company; (ii) each of the Company's directors; (iii) each of the Named Officers; and (iv) all current directors and executive officers of the Company as a group:

                                                                PERCENTAGE OF
                                                                   SHARES
                                                                BENEFICIALLY
                                                                  OWNED(3)
                                            NUMBER OF SHARES  -----------------
                                              BENEFICIALLY    BEFORE    AFTER
 NAME OR GROUP OF BENEFICIAL OWNERS(1)(2)         OWNED       OFFERING OFFERING
 ----------------------------------------   ----------------- -------- --------
Andrew S. Rachleff(4)......................     4,768,352      26.80%   22.13%
Jonathan Feiber(5).........................     3,447,102      19.60    16.16
David W. Dorman(6).........................     2,003,335      10.40     8.71
Kevin R. Harvey(7).........................     1,883,861      10.59     8.74
Christopher R. Hassett.....................     1,576,935       8.97     7.39
Gregory P. Hassett.........................     1,199,801       6.82     5.62
Jaleh Bisharat(8)..........................       396,102       2.22     1.83
James F. Wickett(9)........................       380,001       2.11     1.75
Philip J. Koen(10).........................       339,458       1.91     1.58
Anna Zornosa(11)...........................       116,632        *        *
Douglas W.C. Boake(12).....................       110,000        *        *
Charles Geschke(13)........................       106,625        *        *
Sanford R. Climan..........................        66,667        *        *
Steven Heyer(14)...........................        66,667        *        *
Mohr, Davidow Ventures III.................     3,447,102      19.60    16.16
 2775 Sand Hill Road
 Suite 240
 Menlo Park, CA 94025
Entities affiliated with Merrill Pickard
 Anderson & Eyre(15).......................     2,884,491      16.40    13.52
 2480 Sand Hill Road
 Suite 200
 Menlo Park, CA 94025
Entities affiliated with Benchmark
 Capital(16)...............................     1,883,861      10.59     8.74
 2480 Sand Hill Road
 Suite 200
 Menlo Park, CA 94025
All current directors and executive
 officers as a group (14 persons)(17)......    14,597,679      70.36    59.59

--------
 (*) Represents beneficial ownership of less than 1% of the Company's Common
     Stock.
 (1) Assumes no exercise of the Underwriters' over-allotment option except as specifically described in the footnotes below. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of April 1, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
 (2) Unless otherwise indicated, the address of each beneficial owner is c/o PointCast Incorporated, 501 Macara Avenue, Sunnyvale, California 94086.

 (3) Percentage of shares beneficially owned is based upon 17,587,112 shares of the Company's Common Stock outstanding as of April 1, 1998 and 21,337,112 shares outstanding after the Offering.
 (4) Consists of 1,499,137 shares held by the Benchmark Capital Partners, L.P., 176,390 shares held by Benchmark Founders' Fund, L.P., 2,813,874 shares held by Merrill Pickard Anderson & Eyre V, L.P. and 70,617 shares held by MPAE V Affiliates Fund. Also includes 182,786 shares and 25,548 shares issuable upon exercise of warrants exercisable within 60 days of April 1, 1998 held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., respectively. Mr. Rachleff, a director of the Company, is a managing member of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P. and a General Partner of MPAE V Management Co., the General Partner of Merrill Pickard Anderson & Eyre V, L.P. and MPAE V Affiliates Fund, L.P. He shares voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.
 (5) Consists of 3,447,102 shares held by Mohr, Davidow Ventures III. Mr. Feiber, a director of the Company, is a general partner of WLPJ Partners, the General Partner of Mohr, Davidow Ventures III, shares voting and dispositive power with respect to the shares held by such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.
 (6) Includes 1,666,667 shares issuable upon exercise of options exercisable within 60 days.
 (7) Consists of 1,499,137 shares held by the Benchmark Capital Partners, L.P. and 176,390 shares held by Benchmark Founders' Fund, L.P. Also includes 182,786 shares and 25,548 shares issuable upon exercise of warrants exerciseable within 60 days of April 1, 1998 held by Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P., respectively. Mr. Harvey, a director of the Company, is a managing member of Benchmark Capital Management Co., LLC, the General Partner of Benchmark Capital Partners, L.P., and Benchmark Founders' Fund, L.P. He shares voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest.
 (8) Includes 264,718 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
 (9) Includes 380,001 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
(10) Includes 206,124 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
(11) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
(12) Includes 110,000 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
(13) Dr. Geschke is the President of Adobe Systems Incorporated, which holds 561,404 shares of the Company. Dr. Geschke disclaims beneficial ownership of such shares in which he has no pecuniary interest.
(14) Includes 66,667 shares issuable upon exercise of options exercisable within 60 days of April 1, 1998.
(15) Consists of 2,813,874 shares held by Merrill Pickard Anderson & Eyre V, L.P. and 70,617 shares held by MPAE V Affiliates Fund.
(16) Consists of 1,681,923 shares held by Benchmark Capital Partners, L.P. and 201,938 shares held by Benchmark Founders' Fund, L.P.
(17) Includes 3,130,847 shares issuable upon exercise of options and warrants, exercisable within 60 days of April 1, 1998.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon the closing of this offering, the Company will be authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of undesignated preferred stock, $0.001 par value. Upon the closing of the offering, 21,337,112 shares of Common Stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. The discussion herein describes the Company's capital stock, the Bylaws and the Restated Certificate of Incorporation (the "Restated Certificate"). The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this prospectus forms a part and by the provisions of applicable law.

  The Restated Certificate and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such a takeover or change is approved by the Board of Directors.

COMMON STOCK

  Subject to the prior rights of the holders of any preferred stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

PREFERRED STOCK

  The Company is authorized to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, without any further vote or action by the Company's stockholders, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of the Common Stock, and the voting and other rights of the holders of Common Stock. As of the closing of the offering, there will be no shares of preferred stock outstanding, and the Company has no plan to issue any of the preferred stock.

WARRANTS

  In July 1995, pursuant to an equipment lease line, the Company issued warrants to purchase an aggregate of 26,280 shares of Common Stock at an exercise price of $2.11 per share to Lighthouse Capital Partners; such warrants expire on July 31, 2002. In December 1997, the Company issued a warrant to Benchmark Capital Partners, L.P. to purchase 182,786 shares of Common Stock at an exercise price of $7.50 per share and a warrant to Benchmark Founders' Fund L.P. to purchase 25,548 shares of Common Stock at an exercise price of $7.50 per share; such warrants expire 18 months after the effective date of this offering. In December 1996, the Company issued warrants to purchase an aggregate of 701,756 shares of Common Stock at an exercise price of

$14.25 per share to CNN and Time Inc. New Media; such warrants expire on December 10, 2001. All of the warrants will be outstanding as of the closing of this offering.

CERTAIN CHARTER PROVISIONS AND ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

 Restated Certificate of Incorporation and Bylaws

  The Company's Restated Certificate and Bylaws contain several provisions that could have the effect of delaying, deterring or preventing the acquisition of control of the Company by means of tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of those provisions.

  The Company's Restated Certificate provides that the directors of the Company will be elected without the application of cumulative voting. The Restated Certificate also provides that any action permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. The Company's Restated Certificate also requires the affirmative vote of two-thirds of the outstanding shares entitled to vote for the adoption, amendment or repeal of certain sections of the Company's Bylaws. Pursuant to the Restated Certificate, the Board of Directors will have the authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. In addition, the Company's Bylaws also contain certain of the above provisions found in the Company's Restated Certificate. The Bylaws provide that special meetings may be called only by the Board of Directors, the Chairman of the Board, or the President of the Company. The Bylaws also establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. Moreover, the Bylaws provide that the business permitted to be conducted in any annual meeting or special meeting of stockholders is limited to business properly brought before the meeting.

 Delaware Takeover Statute

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and an interested stockholder; (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by an interested stockholder; or (v) the receipt by an interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  After the offering, the holders of approximately 14,552,277 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between the Company and the holders of Registrable Securities. Subject to certain limitations in the agreement, the holders of Registrable Securities may require, on two occasions beginning after the earlier of July 19, 2001 or six months after the effective date of this Offering, that the Company use its best efforts to register the Registrable Securities for public resale. If the Company registers any of its Common Stock either for its own account or for the account of other securityholders, the holders of Registrable Securities are entitled to include their shares of Common Stock in such registration, subject to the ability of the underwriters to limit the number of shares included in such offering. The holders of Registrable Securities may also require the Company (not more than once in any twelve-month period) to register all or a portion of their Registrable Securities on Form S-3 when use of such form becomes available to the Company; provided, among other limitations, that the proposed aggregate selling price to the public exceeds $500,000. All registration expenses must be borne by the Company, and all selling expenses related to securities registered on behalf of the holders of Registrable Securities shall be borne by the holders of the securities being registered.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is     . Its
telephone number is     .

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "PCST."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the offering, there has been no market for the Common Stock of the Company. The amount and timing of any future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time.

  Following the completion of this offering, 21,337,112 shares of Common Stock will be outstanding. The 3,750,000 shares of Common Stock offered hereby will be tradeable in the public market without restriction, unless purchased by an affiliate of the Company. The remaining 17,587,112 shares of outstanding Common Stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), which may not be sold other than pursuant to an effective registration statement or pursuant to an exemption from such registration requirement, including the exemption available pursuant to Rule 144. Other than the shares offered hereby (i) no shares will be eligible for sale prior to 180 days after the date of this Prospectus, except in certain limited exceptions, without the prior written consent of Lehman Brothers Inc., (ii) 16,846,945 shares will be eligible for sale 180 days after the date of this Prospectus upon the expiration of lock-up agreements with the Underwriters and (iii) an additional 740,167 shares will become eligible for sale thereafter pursuant to Rule 144 under the Securities Act. As of March 31, 1998 there were outstanding options and warrants to purchase 5,656,530 shares of Common Stock of which holders of options and warrants exercisable for 5,649,653 shares have also agreed not to sell shares of Common Stock issued upon exercise of such options and warrants for a period of 180 days after the date of this Prospectus, without the prior written consent of Lehman Brothers Inc. Sales of a substantial number of shares of Common Stock in the public market subsequent to this offering, or the perception that such sales could occur, could materially adversely affect the prevailing market price of the Common Stock and could materially adversely affect the Company's ability to raise capital. The Company has agreed not to issue any securities or file a registration statement under the Securities Act, subject to certain exceptions, for a period of 180 days following the date of this Prospectus without the prior written consent of Lehman Brothers Inc. See "Underwriting."

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) is entitled to sell any "restricted shares" beneficially owned by him or her, provided that at least one year has elapsed since such shares were acquired from the Company or an affiliate of the Company and subject to certain volume limitations and requirements as to the manner of sale, notice and the availability of current public information regarding the Company. Under the volume limitations of Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior except an affiliate) would be entitled to sell within a three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 213,370 shares immediately after the offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a form 144 with respect to such sale. However, a person who has not been an "affiliate" of the Company at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least two years have elapsed since such shares were acquired from the Company or an affiliate of the Company. Pursuant to Rule 701 under the Securities Act, shares purchased by an employee, officer or director of the Company pursuant to a written compensatory plan or contract may be resold under Rule 144 without complying with the holding period requirement, provided that the Company has been subject to the reporting requirements of the Exchange Act for at least 90 days.

  Upon completion of this offering, the holders of approximately 14,302,296 shares of Common Stock, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

  Following the offering, the Company intends to file registration statements
under the Securities Act covering approximately     shares of Common Stock
issued and outstanding, subject to outstanding options or reserved for issuance under the Company's stock plans. See "Management--Stock Plans." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below, for whom Lehman Brothers Inc., BT Alex. Brown Incorporated and BancAmerica Robertson Stephens are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares set forth opposite the name of each such Underwriter below:

                                                                       NUMBER OF
     UNDERWRITERS                                                       SHARES
     ------------                                                      ---------
   Lehman Brothers Inc................................................
   BT Alex. Brown Incorporated........................................
   BancAmerica Robertson Stephens.....................................
                                                                       ---------
     Total............................................................ 3,750,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares to the public at the initial public offering price set forth on the cover page hereof, and to certain dealers at such initial
public offering price less a concession not in excess of $   per share. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share to certain other Underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending or threatened by the Securities and Exchange Commission and that there has been no material adverse change or any development involving a prospective material adverse change in the condition of the Company and its subsidiaries, taken as a whole, from that set forth in the Registration Statement, and that certain certificates, opinions and letters have been received from the Company and its counsel and independent auditors.

  The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company has granted to the Underwriters an option to purchase up to an additional 562,500 shares of Common Stock, exercisable solely to cover over-allotments, at the initial public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock that is proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  All of the directors and executive officers and substantially all of the stockholders and optionholders of the Company have each agreed, subject to certain limited exceptions, not to offer, sell, contract to sell, hypothecate or otherwise dispose (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any person) of, directly or indirectly, any shares of Common Stock (including, without limitation, shares which may be deemed to be beneficially owned in accordance with the Rules and Regulations of the

Securities and Exchange Commission under the Securities Act of 1933, as amended), or any security convertible into or exercisable for Common Stock, or any rights to purchase or acquire, Common Stock of the Company (other than pursuant to bona fide gifts to persons who agree in writing to be bound by the provisions of the agreement) for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. In addition, certain of the stockholders and optionholders are subject to separate 180-day lock-up agreements with the Company. The Company has agreed that it will not release any of such stockholders or optionholders from these lock-up agreements without the prior consent of Lehman Brothers Inc. Except for the Common Stock to be sold in the offering, the Company has agreed, with certain limited exceptions relating to the grant of options and issuance of Common Stock pursuant to the Company's stock option plans and stock purchase plans, not to offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of Common Stock or other capital stock or any securities convertible into or exchangeable or exercisable for, or any rights to acquire, Common Stock or other capital stock, prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Until the distribution of the shares is completed, the rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. In addition, if the Representatives over-allot (sell more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby create a short position in the Common Stock in connection with this offering, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of shares of Common Stock for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Common Stock to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be determined through negotiations among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, capital structure, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304. As of the date of this Prospectus, an affiliated investment partnership of Wilson Sonsini Goodrich & Rosati owns 42,812 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 155 Constitution Drive, Menlo Park, CA 94025.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

  Effective June 1997, Price Waterhouse LLP was engaged as the Company's independent accountants and replaced Arthur Andersen LLP who were dismissed as the Company's independent accountants. The decision to change independent accountants was approved by the Company's Board of Directors. Prior to June 1997, Arthur Andersen LLP issued no audit report which was qualified or modified as to uncertainty, audit scope or accounting principles, no adverse opinions or disclaimers of opinion on any of the Company's consolidated financial statements, and there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Arthur Andersen LLP has not audited or reported on any of the financial statements or information included in this Prospectus. Prior to June 1997, the Company had not consulted with Price Waterhouse LLP on items which involved the Company's accounting principles or the form of audit opinion to be issued on the Company's consolidated financial statements.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commissions regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the Registration Statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             POINTCAST INCORPORATED
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Deficit........................... F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

  The Delaware reincorporation, including the reverse stock split described in the first paragraph of Note 11 to the consolidated financial statements has not been consummated at May 13, 1998. When it has been consummated, we will be able to furnish the following report:

  "To the Board of Directors and Stockholders of PointCast Incorporated

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of PointCast Incorporated and its subsidiary at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

  San Jose, California
  February 18, 1998, except for Note 11,  which is as of May 13, 1998

                             POINTCAST INCORPORATED
                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31,
                                        --------------------------   MARCH 31,
                                            1996          1997          1998
                                        ------------  ------------  ------------
                                                                    (unaudited)
                ASSETS
 Current assets:
   Cash and cash equivalents..........  $  3,459,000  $ 10,282,000  $ 16,531,000
   Short-term investments.............    23,683,000    12,438,000     2,535,000
   Accounts receivable, net of allow-
    ance for doubtful accounts of
    $721,000, $604,000 and $630,000
    (unaudited).......................     3,145,000     4,266,000     3,253,000
   Prepaid expenses and other current
    assets............................     2,773,000       872,000     1,214,000
                                        ------------  ------------  ------------
     Total current assets.............    33,060,000    27,858,000    23,533,000
 Property and equipment, net .........     3,981,000     7,438,000     7,025,000
 Notes receivable from stockholder....            --     2,000,000     2,000,000
 Other assets.........................       585,000       131,000       242,000
                                        ------------  ------------  ------------
                                        $ 37,626,000  $ 37,427,000  $ 32,800,000
                                        ============  ============  ============
  LIABILITIES, MANDATORILY REDEEMABLE
 SECURITIES AND STOCKHOLDERS' DEFICIT
 Current liabilities:
   Current portion of notes payable...  $    594,000  $  1,450,000  $  2,895,000
   Accounts payable...................     3,085,000     6,254,000     6,048,000
   Accrued expenses...................     1,103,000     2,309,000     2,993,000
   Deferred revenue...................     1,659,000     3,669,000     2,354,000
                                        ------------  ------------  ------------
     Total current liabilities........     6,441,000    13,682,000    14,290,000
 Notes payable........................     1,559,000     3,820,000     2,044,000
 Other liabilities, primarily deferred
  rent obligations....................            --       715,000       635,000
                                        ------------  ------------  ------------
                                           8,000,000    18,217,000    16,969,000
                                        ------------  ------------  ------------
 Minority interest in consolidated
  subsidiary..........................            --     1,825,000     1,710,000
                                        ------------  ------------  ------------
 Mandatorily redeemable convertible
  preferred stock $0.001 par value,
  13,000,000 shares designated,
  10,241,941, 11,635,209 and
  11,775,560 (unaudited) shares issued
  and outstanding.....................    47,298,000    66,785,000    69,240,000
 Mandatorily redeemable convertible
  preferred stock warrants............     3,000,000     3,000,000     3,000,000
                                        ------------  ------------  ------------
                                          50,298,000    69,785,000    72,240,000
                                        ------------  ------------  ------------
 Commitments and contingencies (Note
  5)
 Stockholders' deficit:
   Preferred stock, 13,466,667 shares
    authorized, 13,000,000 shares
    designated as mandatorily
    redeemable convertible preferred
    stock.............................            --            --            --
   Common stock, $0.001 par value,
    33,333,334 authorized; 4,772,245,
    5,587,750 and 5,811,552
    (unaudited) shares issued and
    outstanding.......................         5,000         6,000         6,000
   Additional paid-in capital.........       436,000     2,304,000     2,384,000
   Accumulated deficit................   (21,113,000)  (50,357,000)  (56,786,000)
   Other, primarily deferred stock
    compensation......................            --    (4,353,000)   (3,723,000)
                                        ------------  ------------  ------------
     Total stockholders' deficit......   (20,672,000)  (52,400,000)  (58,119,000)
                                        ------------  ------------  ------------
                                        $ 37,626,000  $ 37,427,000  $ 32,800,000
                                        ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                             POINTCAST INCORPORATED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        THREE MONTHS
                                 YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                          ---------------------------------------  ------------------------
                             1995          1996          1997         1997         1998
                          -----------  ------------  ------------  -----------  -----------
                                                                         (unaudited)
Revenue:
 Advertising............  $        --  $  4,114,000  $ 15,690,000  $ 2,548,000  $ 4,909,000
 Development, license
  and other fees........      765,000     1,085,000     2,303,000      419,000      197,000
                          -----------  ------------  ------------  -----------  -----------
 Total revenue..........      765,000     5,199,000    17,993,000    2,967,000    5,106,000
                          -----------  ------------  ------------  -----------  -----------
Cost of revenue:
 Advertising............           --     2,433,000     6,985,000      948,000    2,527,000
 Development, license
  and other fees........        9,000       193,000       413,000       93,000           --
                          -----------  ------------  ------------  -----------  -----------
 Total cost of revenue..        9,000     2,626,000     7,398,000    1,041,000    2,527,000
                          -----------  ------------  ------------  -----------  -----------
Gross profit............      756,000     2,573,000    10,595,000    1,926,000    2,579,000
                          -----------  ------------  ------------  -----------  -----------
Operating expenses:
 Sales and marketing....    1,220,000     9,182,000    18,844,000    4,569,000    4,504,000
 Product development....    1,733,000     5,496,000    10,645,000    2,357,000    2,728,000
 General and
  administrative........    2,053,000     3,135,000     4,980,000    1,043,000    1,261,000
 Non-recurring expenses.           --            --     2,918,000           --           --
 Non-cash stock
  compensation expense
  and amortization of
  warrants..............           --       562,000     3,141,000      459,000      696,000
                          -----------  ------------  ------------  -----------  -----------
 Total operating
  expenses..............    5,006,000    18,375,000    40,528,000    8,428,000    9,189,000
                          -----------  ------------  ------------  -----------  -----------
Loss from operations....   (4,250,000)  (15,802,000)  (29,933,000)  (6,502,000)  (6,610,000)
Interest and other
 income.................       67,000       830,000       924,000      302,000      210,000
Interest expense........      (38,000)     (162,000)     (277,000)     (38,000)    (110,000)
Minority interest in
 losses of consolidated
 subsidiary.............           --            --       175,000           --      115,000
                          -----------  ------------  ------------  -----------  -----------
Net loss................  $(4,221,000) $(15,134,000) $(29,111,000) $(6,238,000) $(6,395,000)
                          ===========  ============  ============  ===========  ===========
Net loss per share:
 Basic and diluted......  $     (1.45) $      (4.28) $      (6.38) $     (1.45) $     (1.18)
                          ===========  ============  ============  ===========  ===========
 Shares used in
  calculation...........    2,909,135     3,550,561     4,586,079    4,324,383    5,448,150
                          ===========  ============  ============  ===========  ===========
Pro forma net loss per
 share:
 Basic and diluted......                             $      (1.95)              $     (0.38)
                                                     ============               ===========
 Shares used in
  calculation...........                               14,974,857                16,723,694
                                                     ============               ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                             POINTCAST INCORPORATED
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                           COMMON STOCK   ADDITIONAL
                         ----------------  PAID-IN   ACCUMULATED
                          SHARES   AMOUNT  CAPITAL     DEFICIT        OTHER        TOTAL
                         --------- ------ ---------- ------------  -----------  ------------
Balance at December 31,
 1994................... 4,360,958 $5,000 $   92,000 $ (1,691,000) $        --  $ (1,594,000)
 Issuance of common
  stock, net of issuance
  costs.................    66,667     --      4,000           --           --         4,000
 Issuance of common
  stock in connection
  with the exercise of
  stock options.........    17,548     --      1,000           --           --         1,000
 Net loss...............        --     --         --   (4,221,000)          --    (4,221,000)
                         --------- ------ ---------- ------------  -----------  ------------
Balance at December 31,
 1995................... 4,445,173  5,000     97,000   (5,912,000)          --    (5,810,000)
 Issuance of common
  stock in connection
  with the exercise of
  stock options.........   327,072     --     27,000           --           --        27,000
 Stock compensation
  expense...............        --     --    312,000           --           --       312,000
 Accretion of
  mandatorily redeemable
  convertible preferred
  stock redemption
  value.................        --     --         --      (67,000)          --       (67,000)
 Net loss...............        --     --         --  (15,134,000)          --   (15,134,000)
                         --------- ------ ---------- ------------  -----------  ------------
Balance at December 31,
 1996................... 4,772,245  5,000    436,000  (21,113,000)          --   (20,672,000)
 Issuance of common
  stock in connection
  with the exercise of
  stock options in
  exchange for cash and
  notes receivable......   815,505  1,000  1,621,000           --   (1,218,000)      404,000
 Deferred stock
  compensation expense
  recorded in connection
  with CEO Agreement
  (Note 6)..............        --     --         --           --   (3,563,000)   (3,563,000)
 Stock compensation
  expense...............        --     --    247,000           --      618,000       865,000
 Accretion of
  mandatorily redeemable
  convertible preferred
  stock redemption
  value.................        --     --         --     (133,000)          --      (133,000)
 Net loss...............        --     --         --  (29,111,000)          --   (29,111,000)
 Foreign currency
  translation
  adjustment............        --     --         --           --     (190,000)     (190,000)
                         --------- ------ ---------- ------------  -----------  ------------
Balance at December 31,
 1997................... 5,587,750  6,000  2,304,000  (50,357,000)  (4,353,000)  (52,400,000)
 Issuance of common
  stock in connection
  with the exercise of
  stock options
  (unaudited)...........   223,802     --     80,000           --           --        80,000
 Stock compensation
  expense (unaudited)...        --     --         --           --      596,000       596,000
 Accretion of
  mandatorily redeemable
  convertible preferred
  stock redemption value
  (unaudited)...........        --     --         --      (34,000)          --       (34,000)
 Net loss (unaudited)...        --     --         --   (6,395,000)          --    (6,395,000)
 Foreign currency
  translation adjustment
  (unaudited)...........        --     --         --           --       34,000        34,000
                         --------- ------ ---------- ------------  -----------  ------------
Balance at March 31,
 1998 (unaudited)....... 5,811,552 $6,000 $2,384,000 $(56,786,000) $(3,723,000) $(58,119,000)
                         ========= ====== ========== ============  ===========  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                             POINTCAST INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                  MARCH 31,
                          ---------------------------------------  ------------------------
                             1995          1996          1997         1997         1998
                          -----------  ------------  ------------  -----------  -----------
                                                                   (unaudited)  (unaudited)
Cash flows from operat-
 ing activities:
 Net loss...............  $(4,221,000) $(15,134,000) $(29,111,000) $(6,238,000) $(6,395,000)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and amor-
  tization..............      142,000     1,055,000     2,723,000      492,000      831,000
 Minority interest in
  losses of subsidiary..           --            --      (175,000)          --     (115,000)
 Stock compensation ex-
  pense ................           --       312,000       865,000       24,000      596,000
 Amortization of war-
  rants.................           --       250,000     2,276,000      435,000      100,000
 Changes in current as-
  sets and liabilities:
  Accounts receivable...       45,000    (3,141,000)   (1,121,000)     693,000    1,013,000
  Prepaid expenses and
   other assets.........      (51,000)     (493,000)       79,000      (38,000)    (553,000)
  Accounts payable......      754,000     2,193,000     3,169,000    1,168,000     (206,000)
  Accrued expenses......      569,000       456,000     1,206,000      266,000      684,000
  Deferred revenue......      (76,000)    1,125,000     2,010,000      351,000   (1,315,000)
  Other liabilities.....           --            --       715,000           --      (80,000)
                          -----------  ------------  ------------  -----------  -----------
   Net cash used in op-
    erating activities..   (2,838,000)  (13,377,000)  (17,364,000)  (2,847,000)  (5,440,000)
                          -----------  ------------  ------------  -----------  -----------
Cash flows from invest-
 ing activities:
 Purchase of short-term
  investments...........           --   (23,683,000)  (21,090,000)          --   (2,511,000)
 Maturity of short-term
  investments...........           --            --    32,335,000    5,743,000   12,414,000
 Purchase of property
  and equipment.........   (1,131,000)   (3,247,000)   (6,180,000)  (1,243,000)    (418,000)
                          -----------  ------------  ------------  -----------  -----------
   Net cash (used in)
    provided by invest-
    ing activities .....   (1,131,000)  (26,930,000)    5,065,000    4,500,000    9,485,000
                          -----------  ------------  ------------  -----------  -----------
Cash flows from financ-
 ing activities:
 Proceeds from issuance
  of common stock, net
  of issuance costs.....        5,000        27,000       404,000       55,000       80,000
 Proceeds from issuance
  of mandatorily
  redeemable convertible
  preferred stock, net
  of issuance costs.....    5,153,000    38,079,000    15,791,000           --    2,000,000
 Repayment of note pay-
  able..................      (75,000)     (258,000)   (1,669,000)     (96,000)    (331,000)
 Proceeds from repay-
  ments on notes receiv-
  ables.................           --            --            --           --      421,000
 Proceeds from issuance
  of notes payable......      707,000     1,000,000     4,786,000           --           --
 Issuance of note re-
  ceivable due from
  stockholder...........           --            --    (2,000,000)          --           --
 Proceeds from minority
  investment in subsidi-
  ary...................           --            --     2,000,000           --           --
                          -----------  ------------  ------------  -----------  -----------
   Net cash provided by
    (used in) financing
    activities..........    5,790,000    38,848,000    19,312,000      (41,000)   2,170,000
                          -----------  ------------  ------------  -----------  -----------
Effects of exchange rate
 changes on cash........           --            --      (190,000)          --       34,000
Net increase (decrease)
 in cash and cash
 equivalents............    1,821,000    (1,459,000)    6,823,000    1,612,000    6,249,000
Cash and cash equiva-
 lents at beginning of
 year ..................    3,097,000     4,918,000     3,459,000    3,459,000   10,282,000
                          -----------  ------------  ------------  -----------  -----------
Cash and cash equiva-
 lents at end of year...  $ 4,918,000  $  3,459,000  $ 10,282,000  $ 5,071,000  $16,531,000
                          ===========  ============  ============  ===========  ===========
Supplemental cash flow
 information:
 Cash paid for interest.  $    33,000  $    162,000  $    277,000  $    33,000  $    73,000
                          ===========  ============  ============  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                            POINTCAST INCORPORATED
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

  PointCast Incorporated, (the "Company"), was incorporated in July 1992. In February 1996, the Company launched the PointCast Network, offering personalized news and information to business consumers over the Internet and corporate intranets. The Company operates in one business segment.

Basis of presentation

  The consolidated financial statements include the accounts of PointCast and its majority-owned subsidiary, PointCast Japan L.L.C. ("PointCast Japan"). During 1997, the Company established PointCast Japan, a joint venture to offer the Company's services in Japan. The Company contributed $1.0 million of cash and certain rights to technology and trademarks for use in Japan in consideration of its 60% ownership interest. The minority shareholder contributed $2.0 million in cash in exchange for its 40% interest. No gain was recognized on the formation of the joint venture.

  The equity and losses attributable to the minority shareholder interest in PointCast Japan are shown separately in the consolidated balance sheets and consolidated statements of operations, respectively. Losses in excess of the minority interest equity would be charged against the Company, if incurred. Under the terms of the joint venture agreement, the joint venture will pay to the 40% shareholder a management fee equal to 47% of the joint venture's revenue over the two year life of the administrative services and management agreement. For the year ended December 31, 1997 and the three-months ended March 31, 1998 such management fees were $0 and $77,000, respectively.

Revenue recognition

  Advertising revenue is derived from the sale of advertising space on the PointCast Network. Advertising revenue is recognized in the period the advertisement is displayed, provided no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "billable deliveries," a measurement of the number of times an advertisement is downloaded to a unique user of the PointCast Network. To the extent minimum billable delivery guarantees are met, the Company recognizes revenue and invoices the advertiser for the billable deliveries provided or, if an amount has been invoiced in the excess of the billable deliveries provided, the Company defers recognition of the corresponding revenue until the minimum billable delivery guarantees are satisfied. Deferred revenue primarily represents billings in excess of revenue recognized on advertising contracts. For the years ended December 31, 1996 and 1997, and the three months ended, March 31, 1997 and 1998 advertising revenue represented 79%, 87%, 86% (unaudited) and 96% (unaudited) of total revenue, respectively. Revenue from the sale of certain advertising space on the PointCast Network is shared with third parties under the terms of certain agreements. Where the Company shares collection risk or is not responsible for invoicing or collection of the receivable, the Company recognizes only its pro rata share of revenue from the contract. Development, license and other fees primarily consist of development fees from the Company's agreements with partners ("Industry Insider Agreements") and fees for the customization of versions of the PointCast Network Client. Fees for the development of industry specific channels and customization of the PointCast Network Client are recognized using the completed contract method. Revenue from barter transactions is recognized as advertisements are run on the PointCast Network. Barter transactions are recorded at the estimated fair value of the goods or services provided or received, whichever is more readily determinable. To date, the value of barter transactions has been less than 10% of the Company's revenue.

  During 1995, 1996 and 1997, the Company licensed software under noncancelable license agreements. Revenue from perpetual software license agreements was recognized upon shipment of the software if there were

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

no significant post-delivery obligations, if collection was probable, and if payment was due within one year. Revenue from post contract support services was recognized ratably over the term of the support period. Software licenses represented less than 5% of the Company's 1997 revenue. The Company's PointCast Network Client is provided to users without charge and the Company does not expect revenue from the licensing of software or post-contract support to be a significant component of revenue in the future.

Cost of advertising revenue

  Cost of advertising revenue is expensed as incurred and includes the costs to run the Company's Central Broadcasting Facility and the costs associated with licensed content.

Cash equivalents and short-term investments

  The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Those with original maturities greater than three months and current maturities less than twelve months from the balance sheet date are considered short-term investments, and those with maturities greater than twelve months from the balance sheet date are considered long-term investments.

  Short-term investments in marketable securities are classified as available-for-sale and consist primarily of high-grade commercial paper and debt instruments of U.S. Government agencies. The fair value of the investments approximates cost.

Concentration of credit risk

  Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Substantially all of the Company's cash, cash equivalents and short-term investments are invested in high-grade commercial paper and debt instruments of U.S. Government agencies. The Company's accounts receivable have been derived primarily from revenue earned from customers located in the United States and are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  The following table summarizes revenue from customers comprising 10% or more of the revenues for the periods indicated:

                                                                   THREE MONTHS
                                                      YEAR ENDED       ENDED
                                                     DECEMBER 31,    MARCH 31,
                                                    -------------- -------------
                                                    1995 1996 1997  1997   1998
                                                    ---- ---- ---- ------ ------
                                                                    (unaudited)
   Company A.......................................  --  10%   3%    4%      3%
   Company B.......................................  69%  2%   --    --     --
   Company C.......................................  --   --   3%    --     10%

  Company C is a holder of approximately 2% of the Company's pro forma outstanding Common Stock at March 31, 1998 (Note 1). One customer accounted for 26% of net accounts receivable at December 31, 1996.

Net loss per share and pro forma net loss per share

  The Company computes net loss per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earning per share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. The weighted average shares used to compute basic and diluted net loss per share include outstanding shares of Common Stock from the date of issuance if such shares are vested. Additionally, the weighted average number of common shares outstanding excludes certain unvested shares until the date such shares vest. Weighted averaged shares used to compute basic and diluted net loss per share excludes 1,260,191, 733,079, 265,104, 616,085 (unaudited) and 202,303 (unaudited) shares of issued and outstanding Common Stock subject to repurchase rights for the years ended December 31, 1995, 1996, and 1997 and the three-months ended March 31, 1997 and 1998. The calculation of diluted net loss per share excludes 8,064,839, 12,999,946, 17,401,376, 13,725,005 (unaudited) and 17,431,930 (unaudited)
shares of Common Stock for the years ended December 31, 1995, 1996, and 1997 and the three months ended March 31, 1997 and 1998 issuable upon the exercise of employee stock options, the exercise of warrants to purchase common stock, the conversion of the mandatorily redeemable convertible preferred stock into common stock and the exercise of warrants to purchase mandatorily redeemable convertible preferred stock and the conversion of such shares into common stock as the effect of the exercise or conversion would be antidilutive.

  Pro forma basic and diluted net loss per share gives effect to the conversion of mandatorily redeemable convertible preferred stock, less 250,000 shares of mandatorily redeemable convertible preferred stock subject to repurchase rights for the year ended December 31, 1997 and the three months ended March 31, 1998 (unaudited), respectively. Weighted average shares used to compute pro forma basic and diluted loss per share excludes the 701,756 shares of mandatorily redeemable convertible preferred stock issuable upon the exercise of outstanding warrants. (Note 6)

  A reconciliation of basic and diluted net loss per share and pro forma basic and diluted net loss per share is as follows:

                             YEAR ENDED DECEMBER 31, 1997      THREE MONTH PERIOD ENDED MARCH 31, 1998
                         ------------------------------------- ----------------------------------------------
                            (LOSS)        SHARES     PER SHARE    (LOSS)            SHARES        PER SHARE
                         (NUMERATOR)   (DENOMINATOR)  AMOUNT   (NUMERATOR)      (DENOMINATOR)       AMOUNT
                         ------------  ------------- --------- ---------------  --------------   ------------
                                                               (unaudited)       (unaudited)     (unaudited)
Net loss................ $(29,111,000)          --        --   $    (6,395,000)              --            --
 Accretion to redemption
  value of Mandatorily
  Redeemable Convertible
  Preferred Stock.......     (133,000)          --        --           (34,000)              --            --
                         ------------                 ------   ---------------                     ----------
Basic and diluted net
 loss per share.........  (29,244,000)   4,586,079    $(6.38)       (6,429,000)       5,448,150    $    (1.18)
                                                      ======                                       ==========
Pro forma effect of
 dilutive securities
 Assumed conversion of
  Mandatorily Redeemable
  Convertible Preferred
  Stock to Common Stock.      133,000   10,388,778                      34,000       11,275,544
                         ------------   ----------             ---------------   --------------
Pro forma basic and di-
 luted net loss per
 share.................. $(29,111,000)  14,947,857    $(1.95)  $    (6,395,000)      16,723,694    $    (0.38)
                         ============   ==========    ======   ===============   ==============    ==========

Product development costs

  Product development costs are expensed as incurred. After technological feasibility is established, product development costs are capitalized. The capitalized costs are then amortized on a straight line basis over the estimated product life or on the ratio of current revenues to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model and which typically occurs when beta testing commences, and the general availability of such products has been short and product development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any product development costs.

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


Property and equipment

  Property and equipment are stated at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the shorter of the lease term or the estimated useful life of the respective assets, if applicable.

Advertising expense

  Advertising is expensed as incurred. Advertising expense totaled $2,435,000, $4,844,000, $1,396,000 (unaudited) and $476,000 (unaudited) for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively. There was no advertising expense in the year ended December 31, 1995.

Non-recurring expenses

  Non-recurring expenses represent one-time charges incurred during 1997, principally in connection with the hiring of the Company's Chief Executive Officer and losses incurred on the sublease of certain excess office space.

Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. The compensation expense is recognized over the option vesting period.

Foreign currency and international operations

  The functional currency of the Company's subsidiary is the local currency. The financial statements of the subsidiary are translated to United States dollars using the year-end rate of exchange for assets and liabilities and average rates for the year for revenue, costs and expenses. Translation losses are deferred and accumulated as a component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant. International revenues and assets were not significant for all periods presented.

Other comprehensive income (loss)

  Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income
(loss) as defined, includes all changes in equity (net assets) during a period from nonowner sources. The only item included in other comprehensive income
(loss) which is excluded from net income (loss) is the foreign currency translation adjustment. Other comprehensive loss totaled $(6,238,000) (unaudited) and $(6,361,000) (unaudited) for the three months ended March 31, 1997 and 1998, respectively.

New accounting pronouncement

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information." ("SFAS 131"). This statement establishes standards for the way companies report information about operating segments in

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The disclosures prescribed by SFAS 131 will be effective for the year ending December 31, 1998.

Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pro forma stockholders' equity (unaudited)

  If the offering contemplated in this Prospectus (the "Offering") is consummated, unaudited pro forma stockholders' equity at March 31, 1998 as adjusted for (i) the assumed conversion of 11,775,560 shares of Mandatorily Redeemable Convertible Preferred Stock into shares of Common Stock and (ii) giving effect to the reverse stock split and recapitalization described in
Note 11, would be as follows:

   Preferred Stock, $0.001 par value; 5,000,000 shares authorized
    No shares issued and outstanding.............................  $         --
   Common Stock, $0.001 par value; 100,000,000 shares authorized;
    17,587,112 issued and outstanding............................        18,000
   Additional paid-in-capital....................................    74,612,000
   Accumulated deficit...........................................   (56,786,000)
   Other.........................................................    (3,723,000)
                                                                   ------------
                                                                   $ 14,121,000
                                                                   ============

Interim results (unaudited)

  The accompanying interim consolidated financial statements as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated financial position as of March 31, 1998 and the consolidated results of the Company's operations and its cash flows for the three months ended March 31, 1997 and 1998. The financial data and other information disclosed in these notes to the consolidated financial statements related to these periods are unaudited. The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the year ending December 31, 1998.

NOTE 2--BALANCE SHEET COMPONENTS

                                               DECEMBER 31,
                                          ------------------------   MARCH 31,
                                             1996         1997         1998
                                          -----------  -----------  -----------
                                                                    (unaudited)
   Property and equipment, net:
     Computer and equipment.............. $ 4,770,000  $ 8,314,000  $ 8,676,000
     Furniture and fixtures..............     246,000    1,549,000    1,589,000
     Leasehold and fixtures..............     207,000    1,257,000    1,273,000
                                          -----------  -----------  -----------
                                            5,223,000   11,120,000   11,538,000
     Less: accumulated depreciation......  (1,242,000)  (3,682,000)  (4,513,000)
                                          -----------  -----------  -----------
                                          $ 3,981,000  $ 7,438,000  $ 7,025,000
                                          ===========  ===========  ===========

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Property and equipment included $1,273,000 of fixed assets under capital leases at December 31, 1996 and 1997 and March 31, 1998 (unaudited). Accumulated amortization of such assets was $372,000, $796,000 and $902,000 (unaudited) at December 31, 1996 and 1997 and March 31, 1998, respectively.

                                                   DECEMBER 31,
                                               ---------------------  MARCH 31,
                                                  1996       1997       1998
                                               ---------- ---------- -----------
                                                                     (unaudited)
   Accrued expenses:
     Administrative expenses.................. $  700,000 $  750,000 $  951,000
     Payroll and related expenses.............    391,000  1,456,000  1,297,000
     Other....................................     12,000    103,000    745,000
                                               ---------- ---------- ----------
                                               $1,103,000 $2,309,000 $2,993,000
                                               ========== ========== ==========

NOTE 3--RELATED PARTY TRANSACTIONS

Industry Insider Agreements

  During 1996 and 1997, the Company entered into Industry Insider Agreements with certain stockholders who own in the aggregate 3% of the Company's pro forma outstanding Common Stock at March 31, 1998 (Note 1). Management believes that the terms of these agreements were similar to those terms given to unaffiliated Industry Insider partners. During 1997, the Company recognized $457,000 of revenue from Industry Insider Agreements with related parties. There was no revenue recognized during the years ended December 31, 1995 and 1996 or for the three months ended March 31, 1997 and 1998. Fees for customization and channel development are recognized using the completed contract method.

Advertising revenue

  In 1997 and the three months ended March 31, 1997 and 1998, the Company recognized advertising revenue from holders of 2% of the Company's pro forma outstanding Common Stock at March 31, 1998 in the amount of $527,000, $58,000 (unaudited) and $648,000 (unaudited), respectively, in exchange for cash. The Company believes that the terms of advertising contracts with related parties were similar to those given on orders of similar size to unaffiliated customers.

Note receivable due from stockholder

  Under the terms of a 1997 employment agreement with the Company's Chief Executive Officer (the "CEO Agreement"), the Company in October 1997 entered into two full recourse notes receivable amounting to $2,000,000. The notes issued are further secured by approximately 233,000 shares of Series E mandatorily redeemable convertible preferred stock, bear interest at the rate of 6.01% compounded semi-annually and are due no later than 2002. The notes were classified as Notes Receivable from Stockholder in the accompanying balance sheet at December 31, 1997 and March 31, 1998.

  Another loan for $421,000 was made in 1997 in connection with the purchase of Series E mandatorily redeemable convertible preferred stock by the Chief Executive Officer. The loan was recorded as a reduction of the carrying value of mandatorily redeemable convertible preferred stock at December 31, 1997 and was repaid in full in March 1998. The Chief Executive Officer is entitled to receive at December 31, 1999 a bonus of $1,800,000 if the executive remains employed at that date, the Company has achieved a total year-end viewership of at least 3,000,000 viewers and the Company's audited consolidated financial statements for the year ended December 31, 1999, reflect operating income. The bonus may be paid in cash or through the forgiveness of

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

amounts due from the Chief Executive Officer. The Company periodically evaluates the available evidence to determine whether it is probable that the goals associated with the bonus will be achieved and will record expense associated with the bonus in the period such a determination is made. Based on the Company's results through March 31, 1998, the Company does not consider it probable that the goals associated with the bonus will be achieved and no amount has been accrued.

NOTE 4--BORROWINGS

  At December 31, 1997 and March 31, 1998, the Company had $1,439,000 and $1,439,000 (unaudited), respectively, payable under a line of credit with a financial institution. The line of credit provides for borrowings of up to $5,000,000. Advances in excess of $2,000,000 must be supported by a borrowing base calculated based on qualified accounts receivable. The line of credit is secured by certain specified assets of the Company, expires March 31, 1999 and bears interest at a variable rate based on the prime rate (8.5% at December 31, 1997 and March 31, 1998) . Under the line of credit, the Company is required to maintain certain financial covenants. The Company was in compliance with all covenants at December 31, 1997 and March 31, 1998.

  At December 31, 1997 and March 31, 1998, the Company had $3,079,000 and $2,831,000 (unaudited) of borrowings outstanding under a note payable due to an insurance company. The note payable bears interest at an annual rate of 9.7% and is secured by the Company's property and equipment. The Company is required to make monthly payments of principal and interest under the note of $107,000 through December 2001.

  At December 31, 1996, the Company had loans outstanding totaling $1,088,000 payable to a bank. The loans were repaid during 1997.

  At December 31, 1996 and 1997 and March 31, 1998, the Company had $1,065,000, $752,000 and $669,000 (unaudited), respectively, outstanding and due under two capital lease agreements with third parties. The capital lease agreements charge interest at rates ranging up to eleven percent per annum.

  As of December 31, 1997, the maturities under the line of credit, note payable and capital leases are as follows:

   YEAR ENDING DECEMBER 31,
     1998............................................................ $1,450,000
     1999............................................................  2,763,000
     2000............................................................  1,014,000
     2001............................................................     43,000
                                                                      ----------
                                                                       5,270,000
   Less current portion..............................................  1,450,000
                                                                      ----------
   Long-term portion................................................. $3,820,000
                                                                      ==========

NOTE 5--COMMITMENTS AND CONTINGENCIES

Operating leases

  The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2002. Rent expense for the years ended December 31, 1995, 1996 and 1997 and the three-months ended March 31, 1997 and 1998 was $168,000, $680,000, $1,751,000, $222,000 (unaudited) and
$394,000 (unaudited), respectively. The terms of a facility lease and certain equipment leases provide for rental payments that increase over the term of the lease. The Company recognizes the expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  Future minimum lease payments under noncancelable operating leases and future minimum sub-lease rental income under noncancelable operating leases are as follows:

                                                         OPERATING   SUB-LEASE
                                                           LEASE      INCOME
                                                        ----------- -----------
   Year Ending December 31,
     1998.............................................. $ 3,043,000 $  (872,000)
     1999..............................................   2,755,000    (898,000)
     2000..............................................   2,546,000    (610,000)
     2001..............................................   2,577,000          --
     2002..............................................   2,701,000          --
     Thereafter........................................          --          --
                                                        ----------- -----------
       Total........................................... $13,622,000 $(2,380,000)
                                                        =========== ===========

Litigation

  From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims against the Company of alleged infringement of patents, trademarks and other intellectual property rights and challenges to the validity or enforceability of certain intellectual property rights held by the Company. The Company has received inquiries from patent holders alleging that elements of The PointCast Network infringe their rights and offering to license such patents to the Company. Legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are evolving. Accordingly, the ultimate outcome of intellectual property claims against the Company and the ability of the Company to defend against such claims are difficult to predict. However, the Company is not currently aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse impact on the Company's financial condition, results of operations or cash flows.

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

  Mandatorily redeemable convertible preferred stock at December 31, 1997 consists of the following series:

                                            SHARES
                                    ---------------------- PAR VALUE LIQUIDATION
   SERIES                           AUTHORIZED OUTSTANDING PER SHARE   AMOUNT
   ------                           ---------- ----------- --------- -----------
   A...............................  4,333,334  4,280,925   $0.001   $ 4,025,000
   B...............................  2,666,667  2,449,634   $0.001     5,170,000
   C...............................  1,000,000    971,038   $0.001     2,913,000
   D...............................  3,533,333  2,540,356   $0.001    36,200,000
   E...............................  1,933,333  1,393,256   $0.001    19,854,000
                                    ---------- ----------            -----------
                                    13,466,667 11,635,209            $68,162,000
                                    ========== ==========            ===========

  During the three months ended March 31, 1998, the Company issued 140,351 shares of Series E mandatorily redeemable convertible preferred stock for total proceeds of approximately $2,000,000 (unaudited). At March 31, 1998, the liquidation amount of Series E mandatorily redeemable convertible preferred stock was $21,854,000 (unaudited).

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  The holders of mandatorily redeemable convertible preferred stock have various rights and preferences as follows:

Voting

  Each share of mandatorily redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

  As long as any of the shares of mandatorily redeemable convertible preferred stock remain outstanding, the Company must obtain approval from the holders of at least 55% of the shares of mandatorily redeemable convertible preferred stock in order to alter the articles of incorporation as they relate to mandatorily redeemable convertible preferred stock, change the authorized number of shares of mandatorily redeemable convertible preferred stock, authorize or issue other equity having a preference over the preferred stock with respect to voting dividends, redemption, or upon liquidation, repurchase any shares of common stock other than shares subject to the right of repurchase by the Company, pay any dividends on common stock, or change the authorized number of directors.

Dividends

  Holders of Series A, B, C, D and E mandatorily redeemable convertible preferred stock are entitled to receive noncumulative dividends at the rate of $0.093, $0.21, $0.30 $1.425 and $1.425 per share, respectively, when and if declared by the Board of Directors. The holders of the Series A, B, C, D and E of mandatorily redeemable convertible preferred stock will also be entitled to participate in dividends on common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an converted basis. No dividends on mandatorily redeemable convertible preferred stock or common stock have been declared by the Board from inception through March 31, 1998.

Liquidation

  In the event of any acquisition, liquidation, dissolution or winding up of the Company, or in the event of a sale of greater than 50% of the assets of the Company, the holders of Series A, B, C, D, and E mandatorily redeemable convertible preferred stock are entitled to receive an amount of $0.9402, $2.1104, $3.00, $14.25 and $14.25 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. After payment has been made to the holders of the mandatorily redeemable convertible preferred stock of the full liquidation amount, any remaining assets of the Company would be distributed with equal priority and pro rata among the holders of common stock.

Conversion

  Each share of mandatorily redeemable convertible preferred stock is convertible into common stock on a one-for-one basis at the option of the holder subject to adjustment for dilution. Each share of mandatorily redeemable convertible preferred stock automatically converts into common stock at the then prevailing conversion ratio upon the closing of a public offering of common stock with gross proceeds in excess of $20,000,000.

Redemption

  The holders may request that the shares of mandatorily redeemable convertible preferred stock be redeemed at any time after June 3, 2001. Shares of mandatorily redeemable convertible preferred stock may be redeemed at a price equal to the original issue price, subject to adjustment for dilution and declared but unpaid dividends. The difference between the carrying value of shares of mandatorily redeemable convertible preferred stock and their redemption value is being accreted through June 3, 2001. Accretion is charged directly to accumulated

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

deficit and totaled $67,000, $133,000 and $34,000 (unaudited) for 1996, 1997 and the three months ended March 31, 1998, respectively.

Other

  In connection with a lease agreement, the Company issued warrants to purchase 26,280 shares of Series B mandatorily redeemable convertible preferred stock during 1995. The warrants are exercisable at a price of $2.1104 per share and expire on July 31, 2002. Management determined that the value of the warrants at the date of grant was insignificant.

  In connection with an advertising agreement under the terms of which the Company received certain advertising space during December 1996, the Company issued immediately exercisable warrants to purchase 701,756 shares of the Company's Series D mandatorily redeemable convertible preferred stock at a per share price of $14.25 of which warrants to purchase 350,878 shares expire in 1999 and warrants to purchase 350,878 shares expire in 2001, subject to provisions for acceleration of the expiration date due to an initial public offering or the acquisition of the Company. The Company calculated the fair value of the warrants, which approximated the value of advertising received at the date of grant, as $3,000,000 (using an established option pricing model) which was recorded as prepaid advertising. The Company is recognizing the advertising expense over the greater of straight-line over the advertising period or as such advertising is used by the Company. The Company has recorded advertising expense of $250,000, $2,276,000, $435,000 (unaudited) and $100,000
(unaudited) for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, respectively, related to the advertising agreement which is included in "non-cash compensation expense and amortization of warrants" in the accompanying statements of operations.

  Under the terms of the CEO Agreement, the Chief Executive Officer received 250,000 shares of the Company's Series E mandatorily redeemable convertible preferred stock at the date of hiring. The shares are subject to repurchase by the Company in the event of termination for any reason; provided, however, that such repurchase right lapses as to 62,500 shares on October 22, 1998 and as to 5,208 shares on the 22nd day of each month thereafter. Such shares shall fully vest upon a change in control or upon the closing of an initial public offering. The Company recorded deferred stock compensation of $3,563,000 in connection with the Executive Agreement based on the price of preferred shares sold to unaffiliated investors in contemporaneous transactions. The deferred stock compensation is being amortized over the vesting period of the shares. Upon closing of the Company's initial public offering, the unamortized balance will be expensed. Deferred compensation expense of $309,000 and $463,000 (unaudited) was amortized during 1997 and the three months ended March 31, 1998, respectively. Additionally, the Chief Executive Officer purchased 83,334 shares of the Company's Series E mandatorily redeemable convertible preferred stock at $14.25 per share under the Executive Agreement. The purchase price of the shares was similar to that paid by unaffiliated investors in contemporaneous transactions.

NOTE 7--COMMON STOCK

  A portion of the outstanding shares are subject to a right of repurchase by the Company at the original price paid by the purchaser subject to vesting, which is generally over a four year period from the earlier of grant date or employee hire date, as applicable. At December 31, 1997 and March 31, 1998, there were 299,164 and 202,299 (unaudited) shares subject to repurchase.

  As of March 31, 1998, the Company has reserved shares of common stock as follows:

   Conversion of mandatorily redeemable convertible preferred stock
    (unaudited)..................................................... 11,775,560
   Exercise of common stock and mandatorily redeemable convertible
    preferred stock warrants (unaudited)............................    936,370
   Options under stock option plan (Note 8) (unaudited).............  6,947,018
                                                                     ----------
     Total shares reserved.......................................... 19,658,948
                                                                     ==========

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 8--COMMON STOCK OPTIONS AND WARRANTS

  In 1994, the Company adopted the 1994 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants.

  Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and
(ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are exercisable immediately and if exercised prior to vesting subject to a repurchase option which expires over the four year vesting period. To date, options granted generally vest over four years.

  During 1997, the Company granted 339,458 non-qualified options to purchase common stock at an exercise price below the fair market value at the date of grant primarily based on the value of the Company's common stock as established in cash transactions between unaffiliated investors. The Company recorded deferred stock compensation of $1,018,000 which it is recognizing over the four year vesting period of the options. The Company recognized $309,000 and $132,000 (unaudited) of compensation expense during 1997 and the three months ended March 31, 1998 in connection with the options. Approximately 133,334 of such options were exercised by the holder in exchange for a full recourse note receivable. The note bears interest at an annual rate of 6.01%, is due in October 2001 and has been recorded in Other Stockholders' Equity in the accompanying balance sheet at December 31, 1997 and March 31, 1998. Amounts outstanding under the note totaled $200,000 at December 31, 1997 and March 31, 1998 (unaudited).

  During 1996 and 1997, the Company accelerated the vesting of common stock options for certain executives in connection with severance agreements and recorded compensation expense of $312,000 and $243,000 respectively. Such compensation expense represents the difference between the exercise price and the then-deemed fair value of the shares on the date that vesting was accelerated.

  During December 1997, the Company issued warrants to purchase 208,334 shares of the Company's Common Stock to partnerships associated with two directors. The warrants have an exercise price of $7.50, which the Company believes represents the fair value of the Company's Common Stock at the date of grant, and expire in 2002. The warrants were issued in exchange for services by a director as an acting Chief Executive Officer while the Company completed its search for a Chief Executive Officer. The director received no cash compensation for his services.

  A summary of options outstanding under the Plan and certain other options noted below outstanding as of December 31, 1995, 1996, 1997 and March 31, 1998, and changes during the periods then ended is presented below:

                                        OPTIONS OUTSTANDING
                                   -------------------------------
                                           DECEMBER 31,
                                   -------------------------------   MARCH 31,
                                     1995       1996       1997        1998
                                   ---------  ---------  ---------  -----------
                                                                    (unaudited)
   Outstanding at beginning of
    year..........................   612,000  1,308,000  2,733,000   4,830,000
     Granted......................   786,000  1,929,000  3,280,000     200,000
     Exercised....................   (17,000)  (327,000)  (813,000)   (226,000)
     Canceled.....................   (73,000)  (177,000)  (370,000)    (84,000)
                                   ---------  ---------  ---------   ---------
   Outstanding at end of year..... 1,308,000  2,733,000  4,830,000   4,720,000
                                   =========  =========  =========   =========
   Weighted average fair value of
    options granted during the
    year.......................... $    0.06  $    0.95  $    5.24   $    7.50
                                   =========  =========  =========   =========

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


  At March 31, 1998, 2,227,018 options were available for grant under the Plan.

                             OPTIONS OUTSTANDING AT MARCH 31,  OPTIONS VESTED AT
                                           1998                  MARCH 31, 1998
                             -------------------------------- --------------------
                                          WEIGHTED
                                           AVERAGE   WEIGHTED             WEIGHTED
                                          REMAINING  AVERAGE              AVERAGE
                               NUMBER    CONTRACTUAL EXERCISE   NUMBER    EXERCISE
   RANGE OF EXERCISE PRICE   OUTSTANDING    LIFE      PRICE   OUTSTANDING  PRICE
   -----------------------   ----------- ----------- -------- ----------- --------
   $0.00 - 0.75............   1,035,128      2.7      $0.40      442,691   $0.36
    0.76 - 1.50............     499,016      3.4       1.50      128,447    1.50
    1.51 - 4.50............     630,089      3.8       3.54      168,120    3.31
    4.51 - 7.50............   2,555,767      5.0       6.24      279,895    6.03
                              ---------                        ---------
                              4,720,000                        1,019,153
                              =========                        =========

Fair value disclosures

  Had the Company's stock based compensation cost been determined based on the minimum value at the grant dates for the awards under the Plan and the grant of warrants to a director consistent with the method of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                   YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                 1995       1996        1997
                                              ---------- ----------- -----------
   Net loss:
     As reported............................. $4,221,000 $15,134,000 $29,111,000
                                              ========== =========== ===========
     Pro forma............................... $4,222,000 $15,533,000 $30,253,000
                                              ========== =========== ===========

  The Company calculated the minimum value of each option grant on the date of grant using the minimum value method with the following assumptions: no dividend yield, weighted average expected option term of 2.75 years; risk free interest rate of 5.06%, 5.87% and 5.51% for the years ended December 31, 1995, 1996 and 1997.

NOTE 9--EMPLOYEE BENEFIT PLANS

  In 1995, the Company adopted a 401(k) Plan that is intended to qualify under section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers substantially all of the Company's employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount. Through March 31, 1998, the Company has made no discretionary contributions to the 401(k) Plan.

NOTE 10--INCOME TAXES

  No provision for income taxes was recorded from inception through December 31, 1997 as the Company incurred net operating losses during the period. The components of the net deferred tax asset as of December 31, 1996, and 1997 were as follows:

                                                            DECEMBER 31,
                                                      -------------------------
                                                         1996          1997
                                                      -----------  ------------
   Net operating loss carryforwards.................. $ 6,524,000  $ 16,020,000
   Cumulative temporary differences..................     755,000     1,305,000
   Tax credit carryforwards..........................     413,000     1,059,000
                                                      -----------  ------------
                                                        7,692,000    18,384,000
   Valuation allowance...............................  (7,692,000)  (18,384,000)
                                                      -----------  ------------
   Net deferred tax asset............................ $        --  $         --
                                                      ===========  ============

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Management believes that, based on a number of factors including the absence of taxable income to date, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

  At December 31, 1997, the Company had approximately $42,000,000 of federal and $22,000,000 of California net operating loss carryforwards available to offset future taxable income. The federal loss carryforwards expire through the year 2017 and the California loss carry forwards expire at various dates from 1997 through the year 2001. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. At December 31, 1997, the Company may utilize approximately $11,000,000 of federal net operating losses annually to offset taxable income.

NOTE 11--SUBSEQUENT EVENTS

Reincorporation, amendment to the Articles of Incorporation and reverse stock split

  During May 1998, the Company's Board of Directors authorized the reincorporation, effective prior to the Company's initial public offering of the Company in the State of Delaware, including a 2 for 3 reverse stock split of the outstanding shares of the Company's Common Stock effected through the exchange ratio of the reincorporation merger. Upon reincorporation, the Company will be authorized to issue 100,000,000 shares of Common Stock, $0.001 par value and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value. Also during May 1998, the Company's Board of Directors approved an amendment to the Company's Articles of Incorporation to provide that upon the closing of a public offering by the Company with gross proceeds of at least $20,000,000, all outstanding shares of mandatorily redeemable convertible preferred stock will convert to shares of Common Stock at the then-prevailing conversion ratio (Note 6) and all outstanding warrants to purchase shares of mandatorily redeemable convertible preferred stock will convert into warrants to purchase common stock. All share and per share data have been retroactively adjusted to reflect the reverse stock split.

1994 Stock Plan

  In May 1998, the Company's Board of Director amended the 1994 Stock Plan to provide for the maximum aggregate number of shares subject to the plan to be 8,333,334 shares of Common Stock, plus annual increases to be added on the first day of the Company's fiscal year (beginning in 1999) equal to the lesser of (i) 2,000,000 shares, (ii) 5% of the outstanding shares, or (iii) a lesser amount determined by the Board of Directors.

Stock option grants

  In April and May 1998, the Company's Board of Directors authorized the grant of options to acquire an aggregate of 746,094 shares of the Company's Common Stock with a weighted average exercise price of $7.66 per share. The Company will record deferred stock compensation expense of $1,252,000 in connection with these options which it will recognize over the vesting period of the options.

Employee stock purchase plan

  In May 1998, the Company's Board of Directors adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares of Common Stock for issuance thereunder with annual increases equal to the lesser of (i) 750,000 shares, (ii) 2.5% of the outstanding shares on such date, or
(iii) a lesser amount determined by the Board of Directors. Adoption of the Purchase Plan requires approval of the Company's Stockholders who are expected to vote on adoption during June 1998. The Purchase Plan permits eligible

                            POINTCAST INCORPORATED
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

employees to acquire shares of the Company's Common Stock through periodic payroll deductions of up to 15% of their annual compensation, with annual contributions not to exceed $25,000. Each offering period will have a maximum duration of 24 months. Each offering period includes four six-month purchase periods. Eligible employees may purchase up to 5,000 shares in any purchase period. The price at which the Common Stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable offering period or on the last day of the respective purchase period. The initial offering period will commence on the effectiveness of the Offering and will end on the last trading day before August 1, 2000. The Purchase Plan will terminate after a period of 10 years unless terminated earlier as permitted by the plan.

Directors stock option plan

  In May 1998, the Company's Board of Directors adopted the 1998 Directors Stock Option Plan (the "Directors Plan") and reserved 200,000 shares of Common Stock for issuance thereunder with annual increases to be added on the first day of the Company's fiscal year, beginning in 1999, equal to the lesser of
(i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the Directors Plan to 200,000, or (ii) a lesser amount determined by the Board of Directors. Adoption of the Directors Plan requires approval of the Company's Stockholders who are expected to vote on adoption during June 1998. Only non-employee directors may be granted options under the Directors Plan. The Directors Plan provides for an initial grant to outside directors of 20,000 shares. In addition, the Directors Plan provides for automatic annual grants on the date of the Company's annual meeting of stockholders of 5,000 shares thereafter to all directors who have served on the Board for at least six months. The exercise price must be 100% of the fair market value of the Company's Common Stock on the date of the grant.

Back Inside Cover of Prospectus

PointCast Helps Companies Build More Informed Organizations

Content Feeds
The PointCast Network receives continuously updated news feeds from approximately 700 sources via satellite, the Internet and leased lines.

(Pictorial flow chart depicting the flow of content into the Company's Central Broadcast Facility and out to the Company's PointCast network Client both directly and through Corporate Intranets)

(Picture of the Company's Central Broadcast Facility)
PointCast Central Broadcast Facility
PointCast's Central Broadcast Facility organizes incoming news streams into an efficient and consistent broadcast.

(Picture of people viewing the Company's Pointcast Network Client) Individual viewers receive PointCast Network broadcasts over the Internet to their small business or home office.

(Picture displaying the Company's Intranet Broadcast Solution tools and the flow of information through the corporate intranet tools to the viewer) Firewall
PointCast Administrator
PointCast Intranet Broadcast Manager
PointCast Studio
Web Server
PointCast Caching Manager
Corporate Intranet
PointCast Intranet Broadcast Solution
With PointCast's Intranet Broadcast Solution, companies can equip employees with internal company, industry and world news, delivered right to their computer screens.

The PointCast Network's robust, end-to-end broadcast infrastructure transforms news fees into personalized news broadcasts, delivering approximately 450 million news and information items each day.

(Picture of the Company's ticker)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Consolidated Financial Data......................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Business..................................................................   32
Management................................................................   53
Certain Transactions......................................................   63
Principal Stockholders....................................................   64
Description of Capital Stock..............................................   66
Shares Eligible for Future Sale...........................................   69
Underwriting..............................................................   71
Legal Matters.............................................................   73
Experts...................................................................   73
Change in Accountants.....................................................   73
Additional Information....................................................   73
Index to Consolidated Financial Statements................................  F-1

  THROUGH AND INCLUDING    , 1998 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,750,000 SHARES

                            POINTCAST INCORPORATED

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                                 JULY    1998

                               -----------------


                                LEHMAN BROTHERS

                                BT ALEX. BROWN

                        BANCAMERICA ROBERTSON STEPHENS


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        AMOUNT
                                                                      TO BE PAID
                                                                      ----------
      SEC registration fee...........................................  $15,267
      NASD filing fee................................................    5,675
      Nasdaq National Market listing fee.............................        *
      Printing and shipping fees.....................................        *
      Legal fees and expenses........................................        *
      Accounting fees and expenses...................................        *
      Directors and officers liability insurance.....................        *
      Blue Sky qualification fees and expenses.......................        *
      Transfer agent and registrar fees..............................        *
      Miscellaneous fees.............................................        *
                                                                       -------
        Total........................................................  $     *
                                                                       =======

--------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                        EXHIBIT
      DOCUMENT                                                          NUMBER
      --------                                                          -------
      Form of Underwriting Agreement...................................   1.1
      Restated Certificate of Incorporation............................   3.2
      Bylaws...........................................................   3.2
      Amended and Restated Investors Rights Agreement..................   4.2
      Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers...............  10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since March 31, 1995, the Registrant has issued and sold the following securities:

    1. Since March 31, 1995, the Registrant issued and sold 1,386,155 shares of Common Stock to directors, employees and consultants at prices ranging from $0.06 to $7.50 per share, upon exercise of stock options pursuant to the Registrant's 1994 Stock Plan and pursuant to Common Stock Purchase Agreements.

    2. On December 7, 1995, the Registrant issued and sold an aggregate of 2,449,634 shares of Series B Preferred Stock to a total of seven investors at $2.11 per share, for an aggregate purchase price of $5,169,578.08.

    3. On February 9, 1996, the Registrant issued and sold an aggregate of 971,038 shares of Series C Preferred Stock to a total of five investors at $3.00 per share, for an aggregate purchase price of $2,913,108.00.

    4. From July 19, 1996 to July 31, 1996, the Registrant issued and sold an aggregate of 2,540,356 shares of Series D Preferred Stock to a total of 14 investors at $14.25 per share, for an aggregate purchase price of $36,200,006.50.

    5. From September 12, 1997 to January 13, 1998, the Registrant issued and sold an aggregate of 1,533,607 shares of Series E Preferred Stock to a total of nine investors at $14.25 per share, for an aggregate purchase price of $21,853,838.00.

    6. On July 31, 1995, the Registrant granted warrants to purchase an aggregate of 26,280 shares of Series B Preferred Stock to one investor at $2.1104 per share.

    7. On December 10, 1996, the Registrant granted a warrant to purchase an aggregate of 701,756 shares of Series D Preferred Stock to two investors at $14.25 per share.

    8. On December 11, 1997, the Registrant granted warrants to purchase an aggregate of 208,334 shares of Common Stock to two investors at $7.50 per share.

  The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


 EXHIBIT NO. DESCRIPTION
 ----------- -----------
    1.1*     Form of Underwriting Agreement.
    3.1*     Certificate of Incorporation of Registrant.
    3.2*     Amended and Restated Certificate of Incorporation.
    3.3*     Bylaws of Registrant.
    4.1*     Form of Registrant's Common Stock Certificate.
    4.2*     Amended and Restated Investors' Rights Agreement dated September
             12, 1997.
    5.1*     Opinion of Wilson Sonsini Goodrich & Rosati regarding legality of the securities being issued.
   10.1      Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
   10.2*     Option Agreement with Philip J. Koen dated May 1997.
   10.3      1994 Stock Plan and related agreements, as amended.
   10.4      1998 Employee Stock Purchase Plan and related agreements.
   10.5      1998 Director Option Plan and related agreements.
   10.6+*    PointCast Japan, L.L.C. Limited Liability Company Agreement by and
             between the Registrant and TransCosmos, Incorporated dated as of
             May 30, 1997.
   10.7+*    Assignment of Commercial Exploitation Rights Agreement by and
             among the Registrant, TransCosmos, Incorporated and PointCast
             Japan, L.L.C. effective as of May 30, 1997.
   10.8+*    Assignment of Commercial Exploitation Rights by and between
             PointCast Japan, L.L.C. and PointCast K.K. effective as of July
             25, 1997.
   10.9+*    Commercial Exploitation Rights Agreement by and between
             TransCosmos, Incorporated and the Registrant dated as of July 25,
             1997.
   10.10+*   Administrative Services and Management Agreement by and between
             PointCast K.K. and TransCosmos, Incorporated dated as of July 25,
             1997.

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
   10.11+*   Sub-License of Technology and Trademark Rights by and between
             PointCast Japan, L.L.C. and PointCast K.K. effective as of July
             25, 1997.
   10.12+*   Maintenance and Support Agreement by and between the Registrant and PointCast K.K. dated as of July 25, 1997.
   10.13+*   Technology and Trademark License Agreement by and between the
             Registrant and PointCast Japan, L.L.C. dated as of May 30, 1997.
   10.14     Employment Agreement by and between the Registrant and David
             Dorman dated as of November 1, 1997 and related agreements.
   10.15     Lease Agreement by and between John Arrillaga, Trustee, UTA dated
             7/20/77 as amended, and Richard T. Peery, Trustee, UTA dated
             7/20/77 as amended, and the Registrant dated as of January 22,
             1997.
   10.16     Sublease by and between the Registrant and Internet Shopping
             Network, Inc. dated as of August 29, 1997.
   10.17     Lease Agreement by and between John Arrillaga, Trustee, UTA dated
             7/20/77 as amended, and Richard T. Peery, Trustee, UTA dated
             7/30/77 as amended, and the Registrant dated as of May 21, 1996, and the amendment thereto.
   10.18+*   Services Agreement by and between Electronic Data Systems
             Corporation and the Registrant dated as of December 19, 1996.
   10.19     Part-Time Employment and Non-Competition Agreement by and between the Registrant and Christopher R. Hassett.
   10.20     Part-Time Employment and Non-Competition Agreement by and between the Registrant and Gregory P. Hassett.
   10.21*    Preferred Stock Purchase Warrant granted to Lighthouse Capital
             Partners, L.P. dated as of August 10, 1995.
   10.22*    Common Stock Purchase Warrant granted to Benchmark Capital
             Partners, L.P.
   10.23*    Common Stock Purchase Warrant granted to Benchmark Founders' Fund,
             L.P.
   16.1      Letter of Arthur Andersen LLP, Independent Auditors.
   21.1      Subsidiaries.
   23.1*     Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
             5.1).
   23.2      Consent of Price Waterhouse LLP, Independent Accountants (see page
             II-7).
   24.1      Power of Attorney (see page II-5 of the Registration Statement).
   27.1      Financial Data Schedule.

--------
*  To be filed by amendment.
+ Confidential treatment will be requested for certain portions which have been blacked out in the copy of the exhibit to be filed with the Securities and Exchange Commission. The omitted information will be filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

(b) Financial Statement Schedule

      Schedule II--Valuation and Qualifying Accounts........................ S-1

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Registrant's Restated Certificate of Incorporation, the Registrant's Bylaws, the Registrant's indemnification agreements or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 14th day of May 1998.

                                          PointCast Incorporated

                                                    /s/ David W. Dorman
                                          By: _________________________________
                                                     DAVID W. DORMAN,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints, jointly and severally, David W. Dorman and Philip J. Koen, and each one of them, his true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                        TITLE                 DATE

         /s/ David W. Dorman           Chairman of the           May 14, 1998
-------------------------------------   Board, President
          (DAVID W. DORMAN)             and Chief Executive
                                        Officer (Principal
                                        Executive Officer)

         /s/ Philip J. Koen            Senior Vice               May 14, 1998
-------------------------------------   President, Finance
          (PHILIP J. KOEN)              and Chief Financial
                                        Officer (Principal
                                        Financial and
                                        Accounting Officer)

             SIGNATURE                       TITLE                 DATE

       /s/ Sanford R. Climan          Director                 May 14, 1998
------------------------------------
        (SANFORD R. CLIMAN)

        /s/ Jonathan Feiber           Director                 May 14, 1998
------------------------------------
         (JONATHAN FEIBER)

        /s/ Charles Geschke           Director                 May 14, 1998
------------------------------------
         (CHARLES GESCHKE)

        /s/ Kevin R. Harvey           Director                 May 14, 1998
------------------------------------
         (KEVIN R. HARVEY)

       /s/ Gregory P. Hassett         Director                 May 14, 1998
------------------------------------
        (GREGORY P. HASSETT)

          /s/ Steven Heyer            Director                 May 14, 1998
------------------------------------
           (STEVEN HEYER)

       /s/ Andrew S. Rachleff         Director                 May 14, 1998
------------------------------------
        (ANDREW S. RACHLEFF)

                                                                   EXHIBIT 23.2

                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated February 18, 1998, except Note 11, which is as of May 13, 1998, relating to the consolidated financial statements of PointCast Incorporated, which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedule for the three years ended December 31, 1997 listed under
Item 16(b) of this Registration Statement when such schedule is read in conjunction with the consolidated financial statements referred to in our report. The audits referred to in such report also included this schedule. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."

Price Waterhouse LLP

San Jose, California
May 13, 1998

                                                                     SCHEDULE II

                             POINTCAST INCORPORATED

                       VALUATION AND QUALIFYING ACCOUNTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                BALANCE AT  CHARGED TO   DEDUCTIONS BALANCE AT
                                BEGINNING   STATEMENTS      FROM      END OF
                                OF PERIOD  OF OPERATIONS  RESERVES    PERIOD
                                ---------- ------------- ---------- ----------
December 31, 1997:
 Allowance for doubtful
 accounts......................    $721        $ 27        $(144)      $604
December 31, 1996:
 Allowance for doubtful
 accounts......................      30         722          (32)       721
December 31, 1995:
 Allowance for doubtful
 accounts......................      30         --           --          30

                                 EXHIBIT INDEX

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
    1.1*     Form of Underwriting Agreement.
    3.1*     Certificate of Incorporation of Registrant.
    3.2*     Amended and Restated Certificate of Incorporation.
    3.3*     Bylaws of Registrant.
    4.1*     Form of Registrant's Common Stock Certificate.
    4.2*     Amended and Restated Investors' Rights Agreement dated September
             12, 1997.
    5.1*     Opinion of Wilson Sonsini Goodrich & Rosati regarding legality of the securities being issued.
   10.1      Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
   10.2*     Option Agreement with Philip J. Koen dated May 1997.
   10.3      1994 Stock Plan and related agreements, as amended.
   10.4      1998 Employee Stock Purchase Plan and related agreements.
   10.5      1998 Director Option Plan and related agreements.
   10.6+*    PointCast Japan, L.L.C. Limited Liability Company Agreement by and
             between the Registrant and TransCosmos, Incorporated dated as of
             May 30, 1997.
   10.7+*    Assignment of Commercial Exploitation Rights Agreement by and
             among the Registrant, TransCosmos, Incorporated and PointCast
             Japan, L.L.C. effective as of May 30, 1997.
   10.8+*    Assignment of Commercial Exploitation Rights by and between
             PointCast Japan, L.L.C. and PointCast K.K. effective as of July
             25, 1997.
   10.9+*    Commercial Exploitation Rights Agreement by and between
             TransCosmos, Incorporated and the Registrant dated as of July 25,
             1997.
   10.10+*   Administrative Services and Management Agreement by and between
             PointCast K.K. and TransCosmos, Incorporated dated as of July 25,
             1997.
   10.11+*   Sub-License of Technology and Trademark Rights by and between
             PointCast Japan, L.L.C. and PointCast K.K. effective as of July
             25, 1997.
   10.12+*   Maintenance and Support Agreement by and between the Registrant and PointCast K.K. dated as of July 25, 1997.
   10.13+*   Technology and Trademark License Agreement by and between the
             Registrant and PointCast Japan, L.L.C. dated as of May 30, 1997.
   10.14     Employment Agreement by and between the Registrant and David
             Dorman dated as of November 1, 1997 and related agreements.
   10.15     Lease Agreement by and between John Arrillaga, Trustee, UTA dated
             7/20/77 as amended, and Richard T. Peery, Trustee, UTA dated
             7/20/77 as amended, and the Registrant dated as of January 22,
             1997.
   10.16     Sublease by and between the Registrant and Internet Shopping
             Network, Inc. dated as of August 29, 1997.
   10.17     Lease Agreement by and between John Arrillaga, Trustee, UTA dated
             7/20/77 as amended, and Richard T. Peery, Trustee, UTA dated
             7/30/77 as amended, and the Registrant dated as of May 21, 1996, and the amendment thereto.
   10.18+*   Services Agreement by and between Electronic Data Systems
             Corporation and the Registrant dated as of December 19, 1996.

 EXHIBIT NO. DESCRIPTION
 ----------- -----------
   10.19     Part-Time Employment and Non-Competition Agreement by and between the Registrant and Christopher R. Hassett.
   10.20     Part-Time Employment and Non-Competition Agreement by and between the Registrant and Gregory P. Hassett.
   10.21*    Preferred Stock Purchase Warrant granted to Lighthouse Capital
             Partners, L.P. dated as of August 10, 1995.
   10.22*    Common Stock Purchase Warrant granted to Benchmark Capital
             Partners, L.P.
   10.23*    Common Stock Purchase Warrant granted to Benchmark Founders' Fund,
             L.P.
   16.1      Letter of Arthur Andersen LLP, Independent Auditors.
   21.1      Subsidiaries.
   23.1*     Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit
             5.1).
   23.2      Consent of Price Waterhouse LLP, Independent Accountants (see page
             II-7).
   24.1      Power of Attorney (see page II-5 of the Registration Statement).
   27.1      Financial Data Schedule.

--------
*  To be filed by amendment.
+ Confidential treatment will be requested for certain portions which have been blacked out in the copy of the exhibit to be filed with the Securities and Exchange Commission. The omitted information will be filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.